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Stories. Shared.



TimeWarner

Annual Report 2012





“I always want to have the audience immersed in the films I make. I don't want people watching a film on screen – I want them to actually feel like they're going on **this adventure** into Middle-earth with me.”

Director **Peter Jackson** on the set of *The Hobbit: An Unexpected Journey* in New Zealand with Martin Freeman, who plays Bilbo Baggins.



"Writing and producing a story that is both **funny and meaningful** 24 times a year is a ridiculously difficult thing to do. And yet, on shows like *The Big Bang Theory*, there's a tangible feeling of gratitude for the opportunity."

Chuck Lorre (left), co-creator/executive producer of *The Big Bang Theory*, on the Warner Bros. lot with colleagues and series stars, including Johnny Galecki, Jim Parsons and Kaley Cuoco.

"Our Person of the Year interview showed **a more forceful** Obama. After all, he will never have to run for office again, never have to say the words 'I approved this message.'"

Rick Stengel, Managing Editor, *TIME*, in the Oval Office on December 12, 2012.





"There's so much riding on election night and you want to make sure **everything is completely accurate,** you're getting everything right, and you're getting it quick. You're really concentrating, it's really intense."

CNN's **Anderson Cooper** on the set in New York with Wolf Blitzer on November 7, 2012.


NBA ALL-STAR
ORLANDO
2012

“When we’re on, I don’t think like I’m on television. **I love watching basketball** and to get paid to do it is just awesome. I don’t think anybody’s having more fun than we do.”

Charles Barkley (right), analyst on TNT’s Emmy Award-winning *Inside the NBA* for the past 14 years, at the NBA All-Star Weekend in Orlando.

"In this scene, I was the director, camera person and actor, and it was so much fun in that **wonderful, magic-of-Hollywood way**"

Angie Harmon, co-star of *Rizzoli & Isles*, on the set of the TNT hit.

“It was kind of daunting. We're all in this little space in the middle of nowhere and there's a lot happening and equipment everywhere. But as the show goes on, I feel like some of these scenes have been written for me – I see myself in them, not just the character Arya. **You're a part of it,** you're in that world – and that's just lovely.”

Maisie Williams shoots her first scene of *Game of Thrones* Season 3 in the hills outside Belfast.




SONY

"It all had to feel organic and not self-conscious. Everything from the sets to the clothes to the hairstyles had to blend into the background and **also be unimpeachable** in terms of accuracy."

Director **Ben Affleck**, with Alan Arkin and a crew member, on the set of Academy Award-winning *Argo* on the Warner Bros. lot, Burbank, CA, in 2011.



A Message from the Chairman and CEO



The driving force behind Time Warner is our passion for sharing stories from the most talented and creative voices in our industries.

Several years ago, we refocused our company on that core mission of creating and distributing great stories to audiences around the globe. We streamlined our portfolio of businesses, increased our investment in producing and acquiring content, launched new industry-wide initiatives to make our content available to consumers on new platforms, and expanded our presence in faster-growing territories worldwide. This strategy is based on the belief that compelling content – especially television programming – will continue to be not only a highly attractive growth business but one that creates enduring value. I'm pleased to tell you that the success of our strategy is reflected in our company's financial results – with adjusted earnings per share growing by 13% in 2012 and by more than 130% over the last four years – positioning us for continued growth in 2013 and beyond.

As the next step in our company's evolution, we announced in March 2013 that we plan to spin off Time Inc. into an independent, publicly traded company by the end of the year. After the separation, more than half of our revenues will come from our television networks at Turner Broadcasting and HBO, and the rest from our leading television and film production businesses at Warner Bros. Entertainment. We will continue to invest in compelling, branded content, which has made Time Warner a leader in each of its industries.

For example, when it comes to premium pay television, HBO has no peer. In the past year, HBO again won more Golden Globes and Primetime Emmys than any other network on television, thanks in part to hits such as *Girls, The Newsroom* and *VEEP*, alongside returning blockbusters like *Game of Thrones*, *True Blood* and *Boardwalk Empire*. Those shows, combined with its rich lineup of original films, documentaries and acquired Hollywood hits, and the growth of sister channel Cinemax, contributed to HBO having its biggest increase in domestic subscribers in a decade last year. HBO continues to take advantage of international opportunities as well, with 114 million worldwide subscribers, making it larger than any competitor.

In the past year, Turner Broadcasting's portfolio of global branded networks also showed the benefits of the investments we've been making in programming. For example, TBS was the #1 ad-supported cable network in primetime among 18-34 year olds in 2012, strengthened by its lineup of acquired programming such as *The Big Bang Theory*, stalwarts like *CONAN*, and new originals like *Men at Work*. TNT counted five of the top 10 original programs on ad-supported cable: *Rizzoli & Isles*, *The Closer*, *Major Crimes*, *Perception* and *Dallas*, as well as the top three new originals of the year. In addition, Turner Broadcasting extended its relationship with Major League Baseball, securing rights to regular season and postseason games well into the next decade. Given Turner Broadcasting's long-term deals with the NCAA, NBA and MLB, we have assembled one of the strongest lineups of national sports rights of any cable network group. In 2012, truTV, Cartoon Network and Adult Swim also extended their leadership positions with the young audiences that are sought by advertisers. And CNN maintained its stature as the go-to place for breaking news, ending the year on a high note by winning Election Night and beginning 2013 with an energized CNN under new leadership that is committed to the network's resurgence.



In film and TV entertainment, Warner Bros. had another year of achievement as the studio marked its 90th anniversary. For the 2012-2013 season, Warner Bros. Television accounts for one-third of the top shows on broadcast TV, including hits like *The Big Bang Theory*, *2 Broke Girls*, *The Following*, *Person of Interest*, *Two and a Half Men*, *The Voice* and *Revolution*. In film, Warner Bros. exemplified our passion for stories with global appeal with such hits in 2012 as *The Hobbit: An Unexpected Journey* and *The Dark Knight Rises*, each of which brought in more than $1 billion at the worldwide box office. And of course we are extremely proud of *Argo*, which was a box office hit and won the Academy Award for Best Picture (as well as two other Oscars and many other awards), the fourth Time Warner release to receive the Best Picture honor in the past decade.

Time Inc. also continued to distinguish itself in 2012, despite the challenging magazine publishing environment. It increased its leading share of domestic advertising to its highest level in a decade, while gaining accolades such as *TIME* being named Magazine of the Year at the National Magazine Awards and *FORTUNE* and *InStyle* being named to the *AdAge* A-List.

One of the hallmarks of Time Warner is that we don't just embrace technological change, we lead it. Many of our digital efforts are aligned with the common principles of Content Everywhere. The idea is to give consumers new ways to access our TV shows, movies and journalism – on new platforms, on new devices, when and where they want – with attractive economics for both audiences and us.

This is why Turner Broadcasting has positioned itself at the forefront of TV Everywhere, making more than 1,000 hours of on-demand content and live streams of CNN, HLN and Cartoon Network available to more than 80 million subscribers at the end of 2012. And HBO GO is the gold standard of TV Everywhere products, offering subscribers more than 1,700 hours of HBO programming across a wide range of devices and platforms. HBO GO had 6.7 million registered domestic users as of February 2013, and both usage and consumer satisfaction have exceeded our expectations.

In home entertainment, Warner Bros. has been leading the charge on a series of initiatives designed to make it easier for consumers to own and manage digital libraries across multiple platforms and devices. UltraViolet, the industry-wide format for viewing movies consumers own across devices, is still fairly new, but as of March 2013 it had over 9,000 titles available from most of the major film studios, including ours, and has grown to more than 11 million registered users. Warner Bros.-owned Flixster has been leading the way with UltraViolet, and this year is launching an in-home Disc-2-Digital service that will allow consumers to get digital copies of their physical DVD collections from their home computers.

Additionally, we are taking advantage of our deep library of films and television shows by licensing our Warner Bros. and Turner Broadcasting television content to subscription video-on-demand services like Amazon and Netflix, creating an attractive new revenue stream. And we are expanding our presence in next-generation digital media products, including hit video games from Warner Bros. Interactive Entertainment such as *LEGO Batman 2: DC Super Heroes* and *The Hobbit: Kingdoms of Middle-earth* and the acquisition last year by Turner Broadcasting of the popular digital sports news service, Bleacher Report.

In 2012, Time Inc. made important progress in building on its industry-leading digital presence, including launching subscriptions for its tablet editions on Apple, Amazon and Google platforms, and creating a new digital video unit.

Whether it's investing in quality programming, leading digitally or expanding internationally, we bring financial discipline and focus to everything we do. For example, we are focused on consolidating certain business functions over the next few years, including real estate and information technology, which we expect to ultimately yield several hundred million dollars in annual savings.



This is a scene where Allison Williams' character, Marnie, is going for a job as a hostess. I was talking with my hands, which I do very often: 'Can I do this, can **I surrender my intellectual ambitions** to keep me alive?' We were talking about that sort of duality.

Lena Dunham, creator and star of *Girls*, with Allison Williams shooting in Soho, New York.

This same discipline has enabled us to return almost $15 billion to our stockholders through dividends and share repurchases since 2009; in fact, we've raised our dividend by at least 10% each year over that time period. It also helped inform our decision to separate Time Inc. into an independent public company. After a thorough review of options, we concluded it would put both Time Warner and Time Inc. in the best positions to thrive. And having successfully completed similar spin-offs in past years of Time Warner Cable and AOL, we expect the spin-off of Time Inc. will create additional value for our stockholders.

Time Warner is a much stronger and, in many ways, a very different company today from what it was even a few years ago. But as we evolve, we continue to be guided by a set of common ideals that underlie our company's success. First and foremost, we value the creativity of our artists and independence of our journalists. We also take pride in, and draw confidence from, the legacy of innovation and industry leadership that infuses each of our businesses. We believe in diversity as both a social good and a business imperative in an increasingly multicultural and global marketplace. And we recognize the impact Time Warner has on the world as a corporate citizen, knowing that by continuing to conduct our businesses in a responsible and ethical manner, we strengthen our reputation and help foster a better-connected and well-informed world.

Taken together, our brands, our scale, our people and our culture reinforce Time Warner's stature as the preferred home for talent and creativity – giving us great confidence in our future. On behalf of all of Time Warner's employees, I want to thank you, our stockholders, for the trust that you place in us.

Jeff Bewkes
Chairman and CEO
April 3, 2013

Board of Directors & Management

Time Warner Board of Directors

Jeffrey L. Bewkes
Chairman of the Board and CEO,
Time Warner Inc.

James L. Barksdale
Chairman and President,
Barksdale Management Corporation

William P. Barr
Former Attorney General of the
United States

Stephen F. Bollenbach
Former Co-Chairman and CEO,
Hilton Hotels Corporation

Robert C. Clark
Distinguished Service Professor,
Harvard University

Mathias Döpfner
Chairman and CEO,
Axel Springer AG

Jessica P. Einhorn
Former Dean, Paul H. Nitze School of
Advanced International Studies (SAIS),
The Johns Hopkins University

Fred Hassan
Partner,
Warburg Pincus

Kenneth J. Novack
Former Partner,
Mintz, Levin, Cohn, Ferris, Glovsky
and Popeo, PC

Paul D. Wachter
Founder and CEO,
Main Street Advisors

Deborah C. Wright
Chairman and CEO,
Carver Bancorp, Inc.

Time Warner Senior Corporate Executives

Jeffrey L. Bewkes
Chairman of the Board and CEO

John K. Martin, Jr.
Chief Financial and Administrative Officer

Paul T. Cappuccio
Executive Vice President
and General Counsel

Gary L. Ginsberg
Executive Vice President,
Corporate Marketing and Communications

Carol A. Melton
Executive Vice President,
Global Public Policy

Olaf Olafsson
Executive Vice President,
International and Corporate Strategy

Time Warner Senior Operating Executives

Philip I. Kent
Chairman and CEO,
Turner Broadcasting System, Inc.

Barry M. Meyer
Chairman,
Warner Bros. Entertainment Inc.

Kevin Tsujihara
Chief Executive Officer,
Warner Bros. Entertainment Inc.

Bill Nelson
Chairman,
Home Box Office, Inc.

Richard Plepler
Chief Executive Officer,
Home Box Office, Inc.

Laura Lang
Chief Executive Officer,
Time Inc.



TIME WARNER INC.
INDEX TO COMPANY INFORMATION

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COMPANY DESCRIPTION

Overview

Time Warner Inc. (the "Company" or "Time Warner"), a Delaware corporation, is a leading media and entertainment company. The Company classifies its businesses into the following three reporting segments:

- Networks, consisting principally of cable television networks, premium pay and basic tier television services and digital media properties;
- Film and TV Entertainment, consisting principally of feature film, television, home video and videogame production and distribution; and
- Publishing, consisting principally of magazine publishing and related websites as well as book publishing and marketing businesses.

At December 31, 2012, the Company had a total of approximately 34,000 employees.

Businesses

Networks

The Company's Networks businesses consist principally of domestic and international cable networks, premium pay and basic tier television services and digital media properties, which primarily consist of brand-aligned websites. The networks owned by Turner Broadcasting System, Inc. ("Turner") are collectively referred to as the "Turner Networks." Premium pay television services consist of the multi-channel HBO and Cinemax premium pay television services (collectively, the "Home Box Office Services") operated by Home Box Office, Inc. ("Home Box Office").

Turner generates revenues principally from providing programming to cable system operators, satellite service distributors, telephone companies and other distributors (known as affiliates) that have contracted to receive and distribute this programming to subscribers and from the sale of advertising. Turner sells advertising primarily on a national basis in the U.S. and on a pan-regional or local-language feed basis outside the U.S. Turner's websites and the websites that Turner manages and/or operates for third parties generate revenues principally from the sale of advertising and sponsorships.

Home Box Office generates revenues principally from providing programming to affiliates that have contracted to receive and distribute such programming to their customers who choose to subscribe to the Home Box Office Services ("Subscribers"). Home Box Office also derives revenues from the sale of its original programming via DVDs, Blu-ray Discs and electronic sell-through ("EST"), and the licensing of its original programming primarily to international television networks.

Turner. Key contributors to Turner's success are its strong brands and its continued investments in high-quality popular programming focused on sports, original and syndicated series, news, motion pictures and animation to drive audience delivery and revenue growth. Turner's networks in the U.S. consist of entertainment and news networks. Turner's entertainment networks include TBS, TNT, Cartoon Network, truTV, Turner Classic Movies and Boomerang. Programming for these entertainment networks is derived, in part, from the feature film, made-for-television and animation libraries to which Turner or other divisions of the Company own the copyrights, and also includes sports programming and other licensed programming, including syndicated television series and motion pictures. Turner's news networks consist of CNN and HLN. The domestic television household numbers ("U.S. television households") provided below are as reported by Nielsen Media Research as of December 2012, and Internet user data is according to comScore Media Metrix.

In 2012, Turner continued to expand its online and mobile offerings for on demand viewing of programs from its networks and live streaming from CNN, HLN and Cartoon Network. These offerings are made available to customers of affiliates who have chosen to subscribe to packages that include the applicable Turner network and who must authenticate their subscription in order to view the programming online or through a mobile application. Authenticated on demand viewing of programs from TNT, TBS, Cartoon Network, Adult Swim and truTV and live simulcast streaming from CNN and HLN was available to over 80 million U.S. households as of December 31, 2012.

Turner's digital properties include brand-aligned websites as well as websites that Turner manages and/or operates for third parties. Turner's digital properties collectively averaged approximately 84 million average monthly domestic unique visitors during the quarter ended December 31, 2012. Turner is focused on using the interactive features of its digital properties to broaden and deepen its relationships with its audiences.

TBS reached approximately 99.7 million U.S. television households as of December 2012. TBS is television's "very funny" network that shows contemporary comedies, as well as a growing roster of original series, sports and acquired television series and motion pictures. For the 2012-2013 season, TBS' returning original series include *Are We There Yet?*, *Men at Work* and *Sullivan & Son*, and its new original series include *King of the Nerds* and *Wedding Band*. Syndicated series for the 2012-2013 season include *The Big Bang Theory*, *Family Guy* and *The Office*. TBS is also airing new episodes of *Cougar Town* for the 2012-2013 season and episodes from prior seasons through syndication. TBS is also the home of the late night talk show *Conan*. In October 2012, Turner extended its relationship with Major League Baseball ("MLB") through 2021, providing Turner with television rights and expanded digital rights to both postseason and regular season games as well as digital rights to such MLB games across a wide variety of platforms, including mobile, Internet, tablets and other connected devices. TBS also has the right to produce and telecast certain NCAA Division I Men's Basketball tournament games (the "NCAA Tournament Games") through 2024.

Related digital properties include *TBS.com* and *TeamCoco.com*, which promote TBS's programming and brands and provide entertainment content, including video clips, original video content, games, community forums, social networking features, episode guides and, for authenticated subscribers, full episodes of programs airing on TBS. *TBS.com* also features the TBS Shop, which offers DVDs, Blu-ray Discs, collectibles and other items for sale to consumers.

TNT reached approximately 98.7 million U.S. television households as of December 2012. TNT focuses on drama and is home to syndicated series such as *Bones*, *Castle*, *Las Vegas*, *Law & Order*, *The Mentalist* and *Supernatural*, as well as network premiere motion pictures. For the 2012-2013 season, TNT's returning original series include *Falling Skies*, *Franklin & Bash*, *Leverage*, *Rizzoli & Isles* and *Southland*, and its new original series include *Major Crimes*, *Monday Mornings*, *Perception* and *Dallas*. TNT also has the right to produce and telecast a certain number of National Basketball Association ("NBA") regular season and playoff games through the 2015-2016 season, certain NASCAR Sprint Cup Series races through 2014, certain Professional Golfers' Association ("PGA") events through 2019 and certain NCAA Tournament Games through 2024.

Tntdrama.com promotes TNT's programming and brands and provides entertainment and sports content, including video clips, original video content, games, community forums, social networking features, episode guides and, for authenticated subscribers, full episodes of programs airing on TNT. The site also features the TNT Shop, which offers DVDs, Blu-ray Discs, collectibles and other items for sale to consumers. Turner also operates various applications that are extensions of some of the brands and programming on TNT.

Turner Sports produces award-winning sports programming and content for the Turner Networks and related digital properties. Turner Sports' television line-up includes NBA and MLB games, the NCAA Tournament Games, NASCAR races and professional golf tournaments. Turner operates *PGA.com* and related digital properties of the PGA, and Turner and the NBA jointly manage a portfolio of the NBA's digital businesses, including *NBA TV*, *NBA.com*, *NBA LEAGUE PASS*, *NBA Mobile* and the *NBA GameTime* app. In 2012, Turner acquired *Bleacher Report*, a leading online and mobile sports property. The NCAA Tournament Games are being telecast on Turner's TBS, TNT and truTV networks and on the CBS network through 2024 under an agreement among Turner, CBS Broadcasting, Inc. and The National Collegiate Athletic Association (the "NCAA"). Turner also manages and operates the NCAA's digital portfolio, including *NCAA.com* and *NCAA March Madness Live*, which provides live and on demand streaming video and other related features across broadband and mobile devices.

Cartoon Network (together with Adult Swim, its evening and overnight block of programming aimed at young adults) reached approximately 98.8 million U.S. television households as of December 2012. Cartoon Network offers original and syndicated animated and live-action series and motion pictures for youth and families. For the 2012-2013 season, Cartoon Network's original animated series include *Adventure Time with Finn and Jake*, *The Amazing World of Gumball*, *Ben 10: Omniverse*, *Dragons: Riders of Berk*, *The Looney Tunes*

Show, *Regular Show* and *Scooby-Doo! Mystery Incorporated*, and its original live-action series include *Incredible Crew* and *Level Up*. Adult Swim offers original and syndicated animated and live-action comedy programming for young adults. For the 2012-2013 season, Adult Swim's original series include *Black Dynamite*, *Childrens Hospital*, *Delocated*, *Loiter Squad*, *Newsreaders*, *NTSF:SD:SUV::*, *Robot Chicken*, *Super Jail* and *Squidbillies*.

Cartoonnetwork.com and *adultswim.com* promote the Cartoon Network and Adult Swim programming and brands and provide entertainment content, including video clips, original video content, games, community forums, episode guides and, for authenticated subscribers, full episodes of programs airing on the networks. *Cartoonnetwork.com* also features the Cartoon Network Shop, which offers DVDs, Blu-ray Discs, collectibles and other items for sale to consumers. Live streaming of Cartoon Network programming is also available to authenticated subscribers online and via mobile devices.

truTV reached approximately 92.2 million U.S. television households as of December 2012. truTV tells real-life stories from a first-person perspective. During the daytime, truTV features expert trial coverage under the name *In Session*. For the 2012-2013 season, truTV's returning original series include *Black Gold*, *Conspiracy Theory with Jesse Ventura*, *Full Throttle Saloon*, *Hardcore Pawn*, *Impractical Jokers*, *Lizard Lick Towing*, *Operation Repo*, *South Beach Tow*, *Storage Hunters*, *Vegas Strip* and *World's Dumbest*, and its new original series include *Caught Red-Handed*, *Container Wars*, *Guinness World Records Gone Wild*, *Killer Karaoke* and *Swamp Hunters*. truTV is also producing and telecasting certain NCAA Tournament Games through 2024. *truTV.com* promotes truTV's programming and brands and provides entertainment content, including video clips, original video content, games, community forums, social networking features, episode guides and, for authenticated subscribers, full episodes of programs airing on truTV.

Turner Classic Movies is a commercial-free network that presents classic films from some of the largest film libraries in the world. Turner Classic Movies also offers interviews, original documentaries and regular programming events that include "The Essentials," "31 Days of Oscar" and "Summer Under the Stars." *TCM.com* promotes Turner Classic Movies' programming and brand and provides entertainment content, including film clips, games, the TCM Movie Database featuring rare studio production and publicity material, community forums, social networking features and schedule guides. The site also features the TCM Shop, which offers DVDs, Blu-ray Discs, collectibles and other items for sale to consumers.

Boomerang is a commercial-free network that offers classic animated entertainment such as *The Flintstones*, *The Jetsons*, *Pink Panther*, *Tom and Jerry* and *Yogi Bear*.

CNN, the original cable television news service, reached approximately 98.9 million U.S. television households as of December 2012. As of December 31, 2012, CNN managed 47 news bureaus and editorial operations, of which 14 are located in the U.S. For the 2012-2013 season, CNN's programs include *Anderson Cooper 360°*, *Erin Burnett OutFront*, *Piers Morgan Tonight*, *The Situation Room with Wolf Blitzer* and *Starting Point with Soledad O'Brien*. Related digital properties include *CNN.com* and several localized, international editions that feature U.S. and international news articles and videos and related content such as blogs and news analysis. Viewers can submit their own stories through CNN iReport, which may then be featured on the CNN network or *CNN.com*. Live streaming from the network is also available to authenticated subscribers online and on mobile devices. In addition, CNN operates *CNNMoney.com* and related mobile websites and apps in partnership with Time Inc.'s *Money* and *Fortune* magazines and *CNNMexico.com* pursuant to a joint venture with Time Inc.'s Grupo Expansión, a leading Mexican consumer magazine publisher.

HLN, the "news and views" network, reached approximately 98.7 million U.S. television households as of December 2012. For the 2012-2013 season, HLN's programs include *Dr. Drew*, *Jane Velez-Mitchell*, *Morning Express with Robin Meade*, *Making It in America*, *Nancy Grace* and *Showbiz Tonight*. *HLNtv.com* promotes HLN's programming and brands and provides news and related content, including articles and video clips, community forums, social networking features, episode guides and, for authenticated subscribers, full episodes of programs airing on the network. Live streaming from the network is also available to authenticated subscribers online and via mobile devices.

Turner provides entertainment and news programming to cable system operators, satellite distribution services, telephone companies, Internet Protocol Television (IPTV) system operators, mobile device operators, broadcasters and other distributors for delivery to households, hotels and other viewers in various countries around the world. As of December 31, 2012, Turner distributed its global entertainment and news brands (TNT, Cartoon Network, TBS very funny, Turner Classic Movies, Boomerang, truTV, CNN International, CNN en Español, CNN and HLN) and its regional entertainment brands in over 200 countries around the world. Turner has been pursuing international expansion in select areas and in recent years has expanded its presence in Southeast Asia, the Baltics, Germany, Japan, Korea, Latin America and Scandinavia.

In Latin America, Turner's regional entertainment brands include Space, Infinito, I.Sat, Glitz*, HTV, MuchMusic and Tooncast. These brands air motion pictures and series, documentaries, fashion and lifestyle content, music videos and kids programming. Chilevisión, a leading free-to-air television broadcaster in Chile that is owned and operated by Turner, airs local news and entertainment. In addition, Turner provides the advertising sales and network operations services for the WB Channel in Latin America.

In Europe, Turner's regional entertainment brands include Cartoonito (a preschool network), as well as Star! (a Hollywood/celebrity/fashion network), Silver (an independent films network), Showtime (an action films network) and Glitz* (a lifestyle network). In addition, Turner distributes Boing (a kids entertainment network) in Italy, France and Spain on digital terrestrial television.

In India and certain other South Asian territories, Turner owns and operates POGO, Cartoonito and Toonami, which are entertainment networks for children. Turner also distributes and sells advertising for HBO in India. In Japan, Turner owns and operates MONDO TV, an entertainment network geared toward men, and TABI CHANNEL, an entertainment network focused on travel. Turner also distributes WB, an English language entertainment network in India that features movies and television programming that is primarily licensed from Warner Bros. Entertainment Inc. ("Warner Bros."). In Korea, Turner operates through a joint venture Cartoon Network Korea and QTV, a documentary network.

CNN International, an English language news network, was distributed in more than 200 countries and territories as of December 31, 2012. CNN International has network feeds in five regions: Europe/Middle East/ Africa, Asia Pacific, South Asia, Latin America and North America. CNN en Español, a separate Spanish language news network, is distributed in Latin America and the U.S. HLN is distributed in Canada, the Caribbean, parts of Latin America and the Asia Pacific region.

HBO. HBO, operated by Home Box Office, is the most widely distributed domestic multi-channel premium pay television service. At December 31, 2012, Home Box Office had approximately 114 million worldwide subscribers, which consisted of approximately 41 million domestic premium pay subscribers and approximately 73 million international premium pay and basic tier television service subscribers through a wholly-owned subsidiary and unconsolidated international joint ventures. HBO- and Cinemax-branded premium pay and basic tier television services are distributed in more than 60 countries in Latin America, Asia and Europe.

Home Box Office also distributes HBO On Demand and Cinemax On Demand as well as the authenticated HBO GO and MAX GO streaming services, products that enable Subscribers to view programs at the time they choose. The domestic HBO GO and MAX GO streaming services are distributed on various online and mobile platforms, and an authenticated HBO GO streaming service is available to international premium pay television subscribers of HBO in a number of countries.

Domestically, a major portion of the programming on HBO and Cinemax consists of recently released, uncut and uncensored feature films. Home Box Office enters into licensing agreements of varying duration with major film studios and independent producers and distributors in order to ensure continued access to such feature films. HBO is also defined by its award-winning original dramatic and comedy series, such as *Game of Thrones*, *True Blood*, *Boardwalk Empire*, *The Newsroom*, *Girls* and *VEEP*, as well as motion pictures, mini-series, boxing matches and sports programs, comedy specials, family programming and documentaries. In 2011, Cinemax launched its first original primetime series, *Strike Back*, and has subsequently launched the original primetime series, *Hunted* and *Banshee*.

Home Box Office also generates revenues from the exploitation of its original programming through multiple distribution outlets. HBO Home Entertainment markets a variety of HBO's original programming on DVD and Blu-ray Discs. Home Box Office licenses its original programming to television networks in over

150 countries. In addition, Home Box Office content is distributed by means of EST in the U.S. and various international regions by Apple, Amazon, Microsoft, Sony, Walmart's Vudu subsidiary, Best Buy and Barnes & Noble through their digital platforms.

The CW. The CW broadcast network ("The CW") is a 50-50 joint venture between Warner Bros. and CBS Corporation. The CW's 2012-2013 schedule includes, among other things, a 5-night and 10-hour primetime lineup of original programming with advertising-supported programming such as *90210*, *America's Next Top Model*, *Arrow*, *Beauty and the Beast*, *The Carrie Diaries*, *Cult*, *Gossip Girl*, *Hart of Dixie*, *Nikita*, *Supernatural* and *The Vampire Diaries*, as well as a five-hour block of advertising-supported, animated children's programming on Saturday mornings. The CW is also expanding its digital distribution capabilities in an effort to grow its audience. For example, *CWtv.com* promotes The CW's programming and provides video clips, episode guides, photos, music, social networking features and station lists, as well as full episodes with advertising. The CW also has an app for iOS, tablet and Android mobile devices that allows users to view recently aired, in-season episodes of The CW shows on demand in a branded environment.

In 2011, Warner Bros. and CBS Corporation entered into an agreement with Netflix, Inc. that allows U.S. members of Netflix to stream previous seasons of the scripted series that aired on The CW beginning in fall 2011, as well as previous seasons of new scripted series produced by Warner Bros. or CBS Corporation that premiere on The CW through the 2014-2015 season. These rights extend for a period of four years after the end of each series' broadcast run on The CW. Also in 2011, The CW entered into a five-year agreement with Hulu granting Hulu the right to stream in-season episodes of The CW's programming on the Hulu Plus subscription service beginning the day after a program's initial broadcast air date and the free, advertising-supported Hulu website beginning 8 days after a program's initial broadcast air date.

CME. As of December 31, 2012, the Company held an approximate 49.9% economic interest in Central Media Enterprises Ltd., a publicly-traded broadcasting company that operates leading networks in six Central and Eastern European countries.

Film and TV Entertainment

The Company's Film and TV Entertainment businesses produce and distribute feature films, television, videogames and other programming; distribute home video product; and license rights to the Company's feature films, television programming and characters. All of these businesses are principally conducted by various subsidiaries and affiliates of Warner Bros.

The Film and TV Entertainment segment's theatrical product revenues are generated principally from the theatrical exhibition of feature films. In addition to the traditional 2D format, some of Warner Bros.' theatrical releases are available in 3D and/or formatted for viewing on IMAX screens or high frame rate ("HFR"), tickets for which are generally sold at premium prices. The segment also generates theatrical product revenues from licensing fees received from the distribution of feature films on television networks and pay television programming services. The theatrical success of a feature film is a significant factor in determining the revenues it is likely to generate from the subsequent licensing of such film to television networks and programming services. The segment's television product revenues are generated principally from the licensing of programs to domestic and international television networks, television station groups and pay television programming services.

The segment also generates revenues for both its theatrical and television product through home video distribution on DVD, Blu-ray Discs and various digital formats (e.g., EST and VOD). In recent years, home video revenues have declined as a result of several factors, including consumers shifting to subscription rental services and discount rental kiosks; the general economic downturn in the U.S. and in many regions around the world; increasing competition for consumer discretionary time and spending; piracy; and the maturation of the standard definition DVD format. In response to these declines, Warner Bros. is working to make digital ownership more compelling for consumers through support of initiatives such as UltraViolet, the home entertainment industry standard that allows consumers who have purchased film and television content to create a permanent record of their purchases, stored in the cloud. Consumers can then download or stream that content to devices supported by participating UltraViolet retailers. The segment also generates revenues for both its theatrical and television product through licenses of motion pictures and television programming to subscription and transactional on-demand services, including iTunes, Comcast's Streampix service, Amazon, Hulu, Netflix and others. In addition, the segment generates revenues from the development and distribution of videogames in traditional console and digital formats.

The segment also generates licensee fees and royalties from the license to manufacturers, publishers, retailers, theme park operators and other licensees of the names, likenesses, images, logos and other representations of characters and copyrighted material from motion pictures and television series produced or distributed by Warner Bros. Licensing revenues are typically derived from royalties based on the licensee's revenues.

Warner Bros. produces feature films both wholly on its own and under co-financing arrangements with others, and also distributes its films and films produced by third parties. Warner Bros.' feature films are produced under the Warner Bros. Pictures and New Line Cinema banners.

Warner Bros.' feature film strategy focuses on offering a diverse slate of feature films with a mix of genres, talent and budgets that includes several "event" films each year and building and leveraging franchises, such as *Batman*, *The Hangover*, *Harry Potter*, *The Lord of the Rings*, *Sherlock Holmes* and *Superman*. During 2012, Warner Bros. released 17 original feature films for theatrical exhibition in the U.S., including *The Dark Knight Rises*, *The Hobbit: An Unexpected Journey*, *Magic Mike*, *Journey 2: The Mysterious Island* and *Argo*. Of the films released during 2012, four were released in 3D format, including *The Hobbit: An Unexpected Journey* and *Journey 2: The Mysterious Island*, and eight of the films released during 2012 were formatted for viewing on IMAX screens, including *The Dark Knight Rises*, *Dark Shadows* and *The Hobbit: An Unexpected Journey*. In addition, *The Hobbit: An Unexpected Journey* was released in HFR for viewing on a limited number of screens. Warner Bros. released five films in the first quarter of 2013 and plans to release 15 additional films in the U.S. throughout the year, including *300: Rise of an Empire*, *The Great Gatsby*, *The Hangover Part III*, *The Hobbit: The Desolation of Smaug*, *Man of Steel* and *Pacific Rim*. Of the original feature films expected to be released during 2013, Warner Bros. expects to release eight in 3D format, including *300: Rise of an Empire*, *The Great Gatsby*, *The Hobbit: The Desolation of Smaug* and *Man of Steel*, and seven formatted for viewing on IMAX screens, including *300: Rise of an Empire*, *The Hobbit: The Desolation of Smaug* and *Man of Steel*. In addition, *The Hobbit: The Desolation of Smaug* is expected to be released in HFR for viewing on a limited number of screens. Feature films released in 3D, HFR or formatted for IMAX viewing are generally sold at premium pricing. Release dates for Warner Bros.' feature films are determined by a number of factors, including competition and the timing of vacation and holiday periods.

Warner Bros. distributes feature films for theatrical exhibition in more than 125 international territories. In 2012, Warner Bros. released internationally 18 English-language films and 23 local-language films that it either produced or acquired.

After their theatrical exhibition, Warner Bros. licenses its newly produced feature films, as well as films from its library, both domestically and internationally for distribution in various windows on broadcast and cable networks and premium pay television services, and also distributes its films on DVD and Blu-ray Discs and through digital retail services for ownership and rental. Newly produced feature films are released in the home entertainment window approximately four to six months following their release to theatrical exhibition, with the release date being influenced by seasonality, competitive conditions, film attributes and expected performance. In the U.S. and most major international markets, Warner Bros. has generally released all films simultaneously for sale on DVD, Blu-ray Disc (including, for new release titles, an UltraViolet digital copy), and via VOD and EST (*e.g.*, download to own); however, in 2012, Warner Bros. began releasing some of its films in EST approximately two weeks in advance of their release on DVD, Blu-ray Discs and VOD. Warner Bros. generally releases newly produced films to brick and mortar retailers and by-mail and kiosk rental services 28 days following their release to other home entertainment channels. Following the release of newly produced films in the home entertainment window, Warner Bros. licenses its newly produced films, as well as films from its library, for distribution in various windows to broadcast and cable networks and premium pay television services both domestically and internationally and, in most cases, other exhibitors such as airlines and hotels. Warner Bros. also selectively licenses feature films for exhibition online in the U.S. and internationally to SVOD services such as Amazon, Netflix, Hulu and LOVEFiLM.

Warner Bros. has an extensive film library consisting of rights to over 6,000 feature films previously released by Warner Bros. and other studios.

Warner Bros. Television Group ("WBTVG") continues to be a leader in the television production and distribution business in the U.S. and internationally. WBTVG's production and development slate in the U.S. includes scripted television series, reality-based entertainment shows, first-run syndication series and animation programs. WBTVG licenses its television programming for initial exhibition on traditional broadcast and cable networks. In most cases, these initial licenses to broadcast and cable networks also permit the networks to distribute WBTVG shows on various network-branded on-demand platforms during the current season. Subsequent to initial broadcast exhibition, WBTVG distributes its television series across numerous secondary windows, including through traditional off-network syndication and to SVOD services. Television series developed in the U.S. are also licensed to networks in international territories. Similar to the arrangements in the U.S., these initial licenses allow for both traditional network exhibition and various on-demand rights. In certain territories, WBTVG also licenses its U.S. content to SVOD services for on-demand exhibition.

WBTVG's business relies on its production, development and distribution expertise and scale. Its programming is primarily produced and developed by Warner Bros. Television ("WBTV"), a division of WB Studio Enterprises Inc. WBTV produces scripted comedy and dramatic television series for initial primetime exhibition on broadcast and cable networks. For the 2012-2013 season, WBTV programs airing on The CW include returning series *Gossip Girl*, *Hart Of Dixie*, *Nikita*, *Supernatural* and *The Vampire Diaries*, and new series *Arrow*, *The Carrie Diaries* and *Cult*. For the 2012-2013 season, WBTV is producing returning series *2 Broke Girls*, *The Big Bang Theory*, *Fringe*, *The Mentalist*, *The Middle*, *Mike & Molly*, *Person of Interest*, *Suburgatory* and *Two and a Half Men* for third party broadcast networks as well as new series, which include *The Following* and *Revolution*. WBTV also produces original series for cable networks, including *Major Crimes* and *Southland* for TNT.

Warner Horizon Television Inc. ("Warner Horizon") specializes in non-scripted programming for broadcast and cable networks as well as scripted original programming for cable networks. For the 2012-2013 season, Warner Horizon is producing non-scripted series, including *The Bachelor* and *The Voice* airing on third party broadcast networks, and made-for-cable scripted original series, including *Longmire*, *The Lying Game* and *Pretty Little Liars* airing on third party networks, *Sullivan & Son* airing on TBS and *Dallas* and *Rizzoli & Isles* airing on TNT.

Telepictures Productions Inc. ("Telepictures") specializes in reality-based and talk/variety series for the syndication and daytime markets. For the 2012-2013 season, Telepictures is producing first-run syndication franchises such as *The Ellen DeGeneres Show*, *Extra* and *TMZ*.

Warner Bros. Animation Inc. ("WBAI") creates, develops and produces contemporary animated television programming and original made-for-DVD releases, including *Beware the Batman*, *The Looney Tunes Show*, *Mad*, *Teen Titans Go!*, and *The Tom & Jerry Show*, all of which are airing on Cartoon Network in the 2012-2013 season. WBAI also oversees the creative use of, and production of animated programming based on, classic animated characters from Warner Bros., including Looney Tunes, and from the Hanna-Barbera and DC Comics libraries.

In 2012, WBTVG acquired Alloy Entertainment, a leading producer of content, primarily books, aimed at teen girls and young women. For the 2012-2013 season, WBTVG is producing and distributing four series based on Alloy Entertainment's properties, including *Gossip Girl*, *Pretty Little Liars* and *The Vampire Diaries*.

Subsequent to primary broadcast and cable network exhibition in the U.S., WBTVG licenses its programming to numerous secondary off-network windows, including traditional syndication and SVOD services. WBTVG has also created new licensing models with television networks that allow WBTVG to accelerate the timing of off-network windows for SVOD and traditional syndication after the initial exhibition of series on network television. For example, in December 2012, WBTVG entered into a licensing agreement with Netflix for the exclusive subscription streaming rights to five new programs produced by WBTVG for broadcast and cable networks for the 2012-2013 season (*666 Park Avenue*, *The Following*, *Longmire*, *Political Animals* and *Revolution*), as well as potential future programs. Each season of each series will become available on the Netflix

SVOD service following its initial broadcast or cable network window. As part of the transaction, Netflix also acquired the exclusive subscription streaming rights to all seasons of *Chuck* and the non-exclusive subscription streaming rights to all seasons of *Fringe* and *The West Wing*. Under the agreement, WBTVG has the right to sell the programs into traditional syndication windows as well as via EST services.

WBTVG also licenses its U.S. original television series for exhibition in international territories, primarily through long-term agreements with television networks, premium pay and basic tier television services and SVOD services. During 2012, Warner Bros. International Television Distribution Inc. entered into significant licensing agreements in a number of international territories, and several of these licensing agreements were entered into with international SVOD services. Warner Bros. International Television Production also continues to capitalize on growing demand for locally produced television programming in international territories by opportunistically expanding local production capabilities in key territories.

WBTVG also manages various online destinations, including *TMZ.com* (one of the leading entertainment news brands in the U.S. across online, TV and mobile platforms) and various websites for many of its syndicated television properties, including *The Ellen DeGeneres Show* and *Extra*.

Warner Home Video ("WHV"), a division of Warner Bros. Home Entertainment Inc. ("WBHE"), distributes DVDs and Blu-ray Discs containing filmed entertainment product and television programming produced or otherwise acquired by the Company's various content-producing subsidiaries and divisions. Significant WHV releases of filmed entertainment product during 2012 included *The Dark Knight Rises, Dark Shadows, Journey 2: The Mysterious Island, Sherlock Holmes: A Game of Shadows* and *Wrath of the Titans*. The DVDs and Blu-ray Discs for new titles in the U.S. include an UltraViolet digital copy. WHV also distributes DVDs and Blu-ray Discs containing films and television programs from Warner Bros.' extensive library. In addition, WHV distributes third party content on DVDs and Blu-ray Discs for the BBC and Sesame Street in the U.S. and has similar distribution relationships with content producers outside the U.S. In 2012, Warner Bros. entered into a three-year agreement with Paramount Home Media Distribution pursuant to which Warner Bros. was granted exclusive rights commencing on January 1, 2013 to distribute DVDs and Blu-ray Discs (including UltraViolet digital copies) for more than 600 catalog titles from the Paramount film library in the U.S. and Canada. Paramount retains the right to distribute these titles in SVOD, VOD and EST.

Warner Bros. Digital Distribution ("WBDD"), a division of WBHE, enters into domestic and international licensing arrangements for the distribution of Warner Bros.' film and television content as well as acquired third party content through VOD and EST transactions via cable system operators, satellite distribution services, telecommunications companies, broadband services and mobile platforms for delivery to consumers worldwide. WBDD also licenses catalog motion pictures to various domestic SVOD services, including Redbox Instant, Comcast's Streampix service, Amazon and Netflix. WBDD distributes its motion pictures via VOD and/or EST in the U.S. and 106 international territories. WBDD also makes UltraViolet digital copies of motion pictures and television programs available to consumers who purchase Warner Bros.' DVDs and Blu-ray Discs.

WBDD participated in several digital ownership initiatives in 2012, including (1) support of UltraViolet by licensing UltraViolet EST rights to digital retailers such as Walmart's Vudu subsidiary, Best Buy's CinemaNow service, Barnes & Noble's Nook, and Flixster; (2) the expansion of Flixster, a social media discovery interface to allow consumers to purchase UltraViolet film and television content and manage their digital collections; and (3) the launch of Disc to Digital, which allows consumers to obtain digital copies of their physical DVD and Blu-ray collections.

Warner Bros. Interactive Entertainment ("WBIE"), a division of WBHE, is a developer, publisher and distributor of interactive entertainment, including videogames for console and handheld platforms, social networking games and mobile games. In addition, WBIE develops, publishes and operates massively multiplayer online games through Turbine Inc. ("Turbine"), a subsidiary of WBHE. In 2012, WBIE's significant releases for traditional handheld, console and PC/Mac platforms included *LEGO Batman 2: DC Super Heroes* and *LEGO The Lord of the Rings*, and WBIE's significant releases for mobile apps platforms in 2012 included *The Hobbit: Kingdom of Middle Earth*. In addition, in 2012 Turbine released the *Riders of Rohan* expansion pack to its massively multiplayer online role-playing game *Lord of the Rings Online*. WBIE also licenses Warner Bros. and

DC Comics properties for online, mobile and traditional videogames on various platforms to third parties, and WBIE publishes and distributes videogame titles owned by third parties.

Warner Bros. Consumer Products Inc. licenses rights to manufacturers, publishers, retailers, theme park operators and other licensees both domestically and internationally to the names, likenesses, images, logos and other representations of characters and copyrighted material from the motion pictures and television series produced or distributed by Warner Bros., including *Harry Potter*, the superhero characters of DC Comics, Hanna-Barbera characters and *Looney Tunes*. Also included are classic films such as *The Wizard of Oz* and *Gone with the Wind*.

DC Entertainment is responsible for bringing the stories and characters from the DC Comics, Vertigo and MAD Magazine publishing portfolios into other Warner Bros. content and distribution businesses, including feature films, television programming, videogames, direct-to-consumer platforms and consumer products. The DC Comics imprint, home to such iconic characters as *Batman, Superman, Wonder Woman* and *Green Lantern*, has launched digital versions of its top comic book and graphic novel titles, making them available for download on digital platforms. DC Entertainment's Vertigo imprint publishes comic books and graphic novels and is home to titles such as *Sandman, Fables, 100 Bullets* and *American Vampire*. MAD Magazine publishes bi-monthly issues of the magazine, as well as special-edition books and magazines. In 2012, DC Entertainment published on average more than 100 printed comic books, graphic novels and specialty books a month and nearly 350 digital comic books and graphic novels per month.

Publishing

The Company's publishing business is conducted primarily by Time Inc., the largest magazine publisher in the U.S. based on advertising revenues, as measured by Publishers Information Bureau ("PIB"). Time Inc. also operates a number of websites, as well as book publishing and marketing businesses.

In March 2013, the Company announced that its Board of Directors has authorized management to proceed with plans for the complete legal and structural separation of Time Inc. from the Company. The transaction is currently expected to be effected as a spin-off of Time Inc., pursuant to which Time Inc. would become an independent, publicly traded company. The Company expects to complete the transaction by the end of 2013.

As of December 31, 2012, Time Inc. published 21 magazines in print in the U.S. and over 70 magazines outside the U.S., primarily through IPC Media ("IPC") in the U.K. and Grupo Expansión ("GEX") in Mexico. In addition, as of December 31, 2012, Time Inc. operated over 45 websites that collectively had average monthly unique visitors of over 49 million in the U.S., the U.K., Mexico and other countries during the fourth quarter of 2012.

Time Inc. also publishes all of its U.S. magazines on multiple digital devices and platforms. Time Inc. offers an "All Access" model for its U.S. magazines that provides a print subscription plus cross-platform digital access to subscribers for no additional fee. On certain digital devices and platforms in the U.S. and in select international regions, Time Inc. offers digital-only monthly, semi-annual or annual subscriptions as well as single-copy issues to each of its magazines. Time Inc. also continues to extend its brands by developing and launching free and paid apps that are available for download across various digital devices and platforms, including SI Swimsuit Scanner, EW's Must List, SI March Madness Viewer, Real Simple: No Time to Cook, MyRecipes: Daily Indulgence and People CelebWatch, and mobile versions of *CNNMoney.com, SI.com* and *Time.com*.

In 2009, Time Inc., together with four other leading publishers, formed an independent venture called Next Issue Media that developed a digital storefront and related technology to allow consumers to enjoy media content on portable digital devices. Time Inc. makes available single-copy issues and digital subscriptions of Time Inc.'s U.S. magazines for sale and download on certain digital devices through Next Issue Media's digital storefront. In addition, for no additional fee, print subscribers of Time Inc.'s U.S. magazines are able to access through Next Issue Media the tablet edition of the print magazine to which they subscribe.

Time Inc.'s U.S. magazines and companion websites are organized into three business units: (1) Style and Entertainment, (2) Lifestyle and (3) News and Sports. The Style and Entertainment business unit includes (i) *People*, a weekly magazine that reports on celebrities and other newsworthy individuals, *People StyleWatch*, a monthly fashion magazine aimed at U.S. style-conscious younger readers, *People en Español*, a monthly

Spanish-language magazine aimed primarily at U.S. Hispanic readers, *People.com*, a leading website for celebrity news, photos and style coverage, and *PeopleEnEspañol.com*, a Spanish-language website aimed primarily at the U.S. Hispanic audience; (ii) *InStyle*, a monthly magazine, and *InStyle.com*, a related website, focused on celebrity, style, fashion and beauty; (iii) *Entertainment Weekly*, a weekly magazine, and *EW.com*, a related entertainment news website, that feature pop culture news, commentary and reviews of feature films, TV, music, books, games and theater; and (iv) *Essence*, a leading lifestyle magazine for African-American women in the U.S., and *Essence.com*, a related website.

The Lifestyle business unit includes (i) *Real Simple*, a monthly magazine, and *RealSimple.com*, a related website, focused on life, home, body and soul and that provide practical solutions to make women's lives easier; (ii) *Southern Living*, a monthly regional magazine, and *SouthernLiving.com*, a related website, focused on lifestyles in the southern part of the U.S.; (iii) *Cooking Light*, a monthly epicurean magazine, and *CookingLight.com*, a related website, focused on cooking healthy and great tasting meals; (iv) *All You*, a monthly magazine, and *AllYou.com*, a related website, focused on lifestyle and service for value conscious women; (v) *Sunset*, a monthly magazine, and *Sunset.com*, a related website, focused on western lifestyle in the U.S.; (vi) *Health*, a monthly magazine for women, and *Health.com*, a related website, focused on information about health and wellness; (vii) *This Old House*, a monthly magazine, and *ThisOldHouse.com*, a related website, focused on home improvement; (viii) *Coastal Living*, a monthly shelter and lifestyle magazine, and *CoastalLiving.com*, a related website, focused on home design and lifestyles in coastal areas of the U.S.; and (ix) *MyRecipes.com* , a recipes website, and *MyHomeIdeas.com*, a shelter website.

The News and Sports business unit includes (i) *Time,* a weekly newsmagazine that summarizes the news and interprets the week's events, both national and international, *TIME.com*, a related website, that provides breaking news and analysis, giving its readers access to its 24-hour global newsgathering operation and its vast news archive, and *Time for Kids,* a weekly current events newsmagazine for children ages five to 13; (ii) *Fortune*, a magazine that reports on worldwide economic and business developments and compiles the annual Fortune 500 list of the largest U.S. corporations; (iii) *Money,* a monthly magazine that reports primarily on personal finance, and *CNNMoney.com* website, a leading financial news and personal finance website; (iv) *Sports Illustrated*, a weekly magazine that covers sports, *SI.com*, a leading sports news website that provides news coverage and analysis 24/7 for domestic and international sports and *Sports Illustrated for Kids*, a monthly sports magazine with a related website intended primarily for pre-teenagers; and (v) *Golf*, a leading monthly golf magazine, and *Golf.com*, a related website that features user-friendly content designed to help readers play their best golf and maximize their golfing experience.

Time Inc. also has responsibility under a management contract for the American Express Publishing Corporation's publishing operations, including its travel and epicurean magazines *Departures*, *Food & Wine* and *Travel & Leisure* and their related websites.

IPC publishes approximately 55 magazines as well as numerous special issues. All of IPC's brands are available on Amazon's Kindle Fire and Barnes & Noble's Nook and on Apple Newsstand for purchase and download to a variety of digital devices.

IPC is organized into three operating divisions, Connect, Inspire and SouthBank, which are aligned with its three core audience groups of mass-market women, men and upscale women. This structure is intended to facilitate the delivery of highly targeted audiences to IPC's advertisers and bring focus and efficiency to IPC's operations. IPC's magazines include (i) in the Connect division, television listing and entertainment magazines *TVTimes* and *What's On TV*; women's lifestyle magazines *Chat*, *Woman* and *Woman's Weekly*; and a celebrity magazine *Now*; (ii) in the Inspire division, *Country Life* and *Horse & Hound* magazines focused on leisure; and (iii) in the SouthBank division, *Homes & Gardens*, *Ideal Home* and *woman&home* magazines focused on homes and gardens. In addition, IPC publishes four magazines through three unconsolidated joint ventures with Groupe Marie Claire.

IPC websites include *goodtoknow.co.uk*, a website for women providing advice and tips on family and health, entertainment and recipes; *housetohome.co.uk*, a home inspiration and decorating resource; and *NME.com*, a contemporary music news and reviews website. As of December 31, 2012, IPC had over 35 mobile-optimized websites for its magazines.

GEX publishes 11 magazines in Mexico, including *Chilango*, a Mexico City listing guide; *Expansión*, a business magazine; *IDC*, a tax and accounting bulletin; *InStyle Mexico*, a fashion and lifestyle magazine for women; and *Quién*, a celebrity and personality magazine. In addition, GEX publishes two magazines through an unconsolidated joint venture with Hearst Corporation. GEX also owns and operates *CNNExpansión.com*, a leading business website in Mexico, *MedioTiempo.com*, a leading sports website in Mexico, *MetrosCúbicos.com*, a leading website for classified real estate listings in Mexico, and *Quien.com*, a leading celebrity website in Mexico. In addition, through a joint venture, GEX and Turner operate *CNNMexico.com*, a Spanish-language news website that provides local, national and international news from a Mexican perspective.

Time Inc. derives approximately half of its revenues from the sale of advertising, primarily from its print magazines with a smaller amount of advertising revenues from its websites and the tablet editions of its magazines. In 2012, Time Inc.'s U.S. magazines accounted for 21.5% (compared to 21.0% in 2011) of the total U.S. advertising revenues in consumer magazines, excluding newspaper supplements, as measured by PIB. *People*, *Sports Illustrated* and *InStyle* were ranked 1, 3 and 5, respectively, in terms of PIB-measured advertising revenues in 2012, and Time Inc. had 6 of the top 25 leading magazines based on the same measure.

Through the sale of magazines to consumers, circulation generates significant revenues for Time Inc. In addition, circulation is an important component in determining Time Inc.'s advertising revenues because advertising rates are based on circulation and audience. Most of Time Inc.'s U.S. magazines are sold primarily by subscription and delivered to subscribers through the mail. Most of Time Inc.'s international magazines are sold primarily at newsstands. Subscriptions in the U.S. are sold primarily through direct mail and online solicitation, subscription sales agents, marketing agreements with other companies and insert cards in Time Inc. magazines and other publications. Additionally, digital-only subscriptions and single-copy digital issues of Time Inc.'s U.S. magazines are sold through various app stores and other digital storefronts across multiple platforms.

Time Inc.'s Synapse Group, Inc. ("Synapse") is a leading seller of domestic magazine subscriptions to Time Inc. magazines and magazines of other U.S. publishers. Synapse sells magazine subscriptions principally through marketing relationships with commercial airlines that have frequent flier programs, brick and mortar retailers, Internet sites and customer service and direct response call centers.

Time/Warner Retail Sales & Marketing Inc. distributes and markets copies of Time Inc. magazines and certain other publishers' magazines through third-party wholesalers primarily in the U.S. and Canada. Wholesalers, in turn, sell Time Inc. magazines to retailers. IPC's Marketforce (U.K.) Limited distributes and markets copies of all IPC magazines, some international editions of Time Inc.'s U.S. magazines and certain other publishers' magazines outside of the U.S. through third-party wholesalers to retail outlets.

Time Inc. has been experiencing declines in its print advertising and newsstand sales as a result of market conditions in the magazine publishing industry as well as the current economic environment in the U.S. and internationally. Time Inc. is pursuing a number of initiatives to help mitigate these declines, including conducting additional brand marketing; developing innovative ways to sell branded magazine content outside of traditional channels, including websites, tablets and other mobile devices; developing integrated advertising solutions that will provide greater data insight and value to advertisers; developing a new cross-platform content management system; and improving its operating efficiency through management of its cost structure.

In January 2012, Time Inc. sold the school fundraising business, QSP, which offers fundraising programs that help schools and youth groups raise money through the sale of subscriptions to Time Inc.'s and other publishers' magazines, among other products.

Available Information and Website

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports filed with or furnished to the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the Company's website at *www.timewarner.com* as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The Company is providing the address to its website solely for the information of investors. The Company does not intend the address to be an active link or to incorporate any information included on or accessible through the website into this 2012 Annual Report to Stockholders.

Caution Concerning Forward-Looking Statements and Risk Factors

This 2012 Annual Report to Stockholders contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances, and the Company is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Time Warner's actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors and other factors affecting the operation of Time Warner's businesses. For more detailed information about these factors and risk factors with respect to the Company's operations, see "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition — Caution Concerning Forward-Looking Statements" in this 2012 Annual Report to Stockholders as well as in filings made by Time Warner with the SEC.

RISK FACTORS
RISKS RELATING TO TIME WARNER GENERALLY

The Company must respond to recent and future changes in technology and consumer behavior to remain competitive and continue to increase its revenues. Technology used in the entertainment and media industry continues to evolve rapidly, and advances in that technology have led to alternative methods for the distribution, storage and consumption of content. These technological developments have driven and reinforced changes in consumer behavior as consumers seek more control over when, where and how they consume content digitally. For example, consumer electronics innovations have enabled consumers to view Internet-delivered content on televisions, computers, tablets, smartphones and other mobile electronic devices. These changes in technology and consumer behavior have resulted in a number of challenges and risks for the Company and other content owners and aggregators. For example, technological developments may disrupt traditional distribution platforms by enabling content owners to provide content directly to distributors and consumers, thus bypassing traditional content aggregators such as the Company's networks. New delivery platforms could also lead to the loss of distribution control and direct relationships with consumers if distribution on a delivery platform is controlled by a limited number of companies. In addition, the availability of content on multiple platforms may reduce the value or shorten the lifespan of that content on traditional distribution platforms, including in subsequent distribution windows. The Company's failure to protect the value of its content while adapting to emerging technologies and changes in consumer behavior could have a significant adverse effect on the Company's businesses and results of operations. Furthermore, new technology or business initiatives supported by the Company may not be embraced by consumers, advertisers or others in the media and entertainment industry, which could have a significant adverse effect on the Company's competitive position and its businesses.

The Company faces risks relating to increasing competition for the leisure and entertainment time and discretionary spending of consumers due in part to technological developments and changes in consumer behavior. The Company's businesses compete with each other and all other sources of entertainment, news and other information, including feature films, television, premium pay television services, SVOD services, the Internet, home video products, videogames, social networking, print media, live sports and other events and radio broadcasts, for consumers' leisure and entertainment time and discretionary spending. Technological developments, such as tablets and other mobile electronic devices, VOD, new video formats and Internet-delivered content, have increased the number of media and entertainment choices available to consumers and intensified the challenges posed by audience fragmentation. Furthermore, the increasing number of leisure and entertainment choices available to consumers, including low-cost or free choices, new technologies that allow consumers to make and store digital copies of programming and the increasing availability of programming online, could negatively affect consumer demand for the Company's content, products and services, the prices content aggregators are willing to pay to license the Company's content and advertising rates and demand.

The popularity of the Company's content is difficult to predict, can change rapidly and could lead to fluctuations in the Company's revenues, and low public acceptance of the Company's content may adversely affect its results of operations. The production and distribution of feature films, television programming, videogames, magazines and other content are inherently risky businesses, largely because the revenues derived from the production, distribution and sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. Furthermore, many of the Company's businesses increasingly depend on the acceptance of their content and products by consumers outside the U.S., and their success therefore depends on the popularity of such content and products in many countries and territories. In addition, the Company must invest substantial amounts in the production of feature films, programming for its networks and premium pay television services and the development of videogames before it learns whether these feature films, programs and products will reach anticipated levels of popularity with consumers. The Film and TV Entertainment segment also faces increasing pressure to develop successful new franchises or build on existing brands by leveraging existing intellectual property, including through the development of sequels. As more television networks, premium pay television services and SVOD services produce and acquire more programming, the Networks segment's businesses face increasing pressure to produce and acquire more compelling programming and to optimize their mix of acquired, original and sports programming.

The popularity of the Company's content depends on many factors, only some of which are within the Company's control. Examples include the quality and public acceptance of competing content (including locally produced content) available or released at or near the same time, the availability of alternative forms of leisure and entertainment time activities, the Company's ability to maintain or develop strong brand awareness and target key audience demographics, the number and success of third-party retail promotional partnerships, marketing by affiliates, and the Company's ability to successfully anticipate and adapt to changes in consumer tastes and behavior in many countries and territories on a timely basis. If the Company is not able to create and distribute content that is popular with consumers and attractive to advertisers and affiliates, the Company's revenues may decline or fail to grow to the extent the Company anticipates when making investment decisions.

The popularity of the Company's content is reflected in:

- the theatrical performance of the Film and TV Entertainment segment's feature films,
- the ratings for the television programming produced by the Film and TV Entertainment segment and the television programming aired by the Turner Networks,
- the demand for television programming produced by the Film and TV Entertainment segment from syndication outlets and SVOD services,
- sales of the Film and TV Entertainment and Networks segments' home video releases and the Film and TV Entertainment segment's videogames,
- the number of subscribers to the Networks segment's premium pay television services,
- the Publishing segment's magazine circulation, and
- the number of unique visitors to the Company's websites.

The underperformance of a feature film, particularly an "event" film (which typically has high production and marketing costs) or a feature film that is part of a franchise, can have an adverse impact on the Company's results of operations in both the year of release and in the future. Historically, there has been a correlation between a feature film's domestic box office success and international box office success, as well as a correlation between box office success and success in subsequent distribution channels. Consequently, the underperformance of a feature film at the box office may adversely affect revenues from other distribution channels, such as home entertainment, premium pay television services, and sales of videogames and licensed consumer products based on such film. In addition, due to the decline in the sales of DVDs, the success of a feature film is much more dependent on public acceptance at the box office. A decline in the ratings or audience delivery of the television programming produced by the Film and TV Entertainment segment or aired on the Turner Networks can negatively affect subscription revenues, license fees, syndication results, advertising demand and rates and a network's distribution potential. For Home Box Office, a decline in the popularity of its television programming can negatively affect subscription revenues and content sales as well as the distribution potential of its premium pay television services. For the Publishing segment, a decline in the popularity of its magazines can negatively affect subscription and advertising revenues.

The Company's businesses operate in highly competitive industries, and the failure to compete successfully may have an adverse effect on the Company's businesses or results of operations. The Company's businesses face intense competition in the U.S. and other countries from many different sources, including numerous direct competitors and other media, including the Internet and pirated content. Consolidation and vertical integration in the U.S. and international entertainment and media industry have resulted in increased competition for the Company, and additional consolidation or vertical integration in the future would further intensify competition. For instance, consolidation among cable system operators, satellite service distributors, telephone companies and other distributors has resulted in them having greater negotiating power, and increased vertical integration of such affiliates could adversely affect the Networks segment's ability to maintain or obtain distribution and/or marketing for its networks and premium pay television services on commercially reasonable terms, or at all. The ability of the Company's businesses to compete successfully depends on many factors, including their ability to provide high-quality popular content, adapt to and exploit technological developments, respond to changes in consumer behavior and achieve widespread distribution, and there can be no assurance that the Company and its businesses will be able to compete successfully in the future against existing or potential competitors.

The Company is exposed to risks associated with weak domestic and global economic conditions and increased volatility and disruption in the financial markets. The Company has been adversely affected by weak domestic and global economic conditions in the recent past, and it will be adversely affected in the future if such conditions continue. Factors that affect economic conditions include the level of household formation, the rate of unemployment, the level of consumer confidence and changes in consumer spending habits. The Company also faces risks associated with the impact of weak domestic and global economic conditions on third parties such as advertisers, affiliates, suppliers, retailers, insurers, theater operators and other parties with which it does business. For example, if retailers file for reorganization under bankruptcy laws or otherwise experience negative effects on their businesses due to volatile or weak economic conditions, it could reduce the number of outlets for the Company's DVDs, Blu-ray Discs and magazines and otherwise negatively affect the Company's businesses or operating results.

Certain of the Company's operations are conducted in foreign currencies, and the value of these currencies fluctuates relative to the U.S. dollar. As a result, the Company is exposed to exchange rate fluctuations, which in the past have had, and in the future could have, an adverse effect on its results of operations in a given period. The foregoing risks could increase significantly if one or more countries in the European Monetary Union stop recognizing the Euro and instead issue national currencies or if there is a break-up of the European Monetary Union or a departure of one or more countries from the Union. Any such developments in Europe could also adversely affect consumer confidence and potentially increase the costs of goods and services in some countries, which would adversely affect the Company's businesses.

Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for the Company to refinance outstanding indebtedness and obtain new financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect the Company's lenders, insurers, customers and counterparties, including vendors, retailers and film co-financing partners. For instance, the inability of the Company's counterparties to obtain capital on acceptable terms could impair their ability to perform under their agreements with the Company and lead to various negative effects on the Company, including business disruptions, decreased revenues, increases in bad debt expenses and, in the case of film co-financing partners, greater risk to the Company with respect to the performance of its feature films.

A decline in advertising expenditures or further deterioration in advertising market conditions or other factors that adversely impact advertising could cause the Company's revenues and operating results to decline. The Company derives substantial revenues from the sale of advertising on its networks, syndicated programming, magazines and online properties, and a decrease in advertising expenditures overall or reduced demand for the Company's offerings could lead to a reduction in the amount of advertising companies are willing to purchase from the Company and the price at which they purchase it. Expenditures by advertisers tend to be cyclical, reflecting domestic and global economic conditions, as well as budgeting and buying patterns. If the economic prospects of advertisers worsen or the current economic conditions persist or worsen, such conditions could alter current or prospective advertisers' spending priorities. For example, corporate marketing cutbacks due to weak economic conditions could result in upfront advertising purchases being cancelled. Declines in consumer spending due to weak economic conditions could also indirectly negatively impact the Company's advertising revenues by causing downward pricing pressure on advertising because advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services.

Other factors in addition to weak economic conditions could adversely affect advertising expenditures, including decreases in the size of audiences and a shift away from print advertising. Advertising sales and rates are dependent on audience size, and advertisers' willingness to purchase advertising from the Company may be adversely affected by a decline in audience ratings or the number of unique visitors at the Networks segment's websites or a decline in circulation, magazine readership or the number of unique visitors at the Publishing segment's websites. If audience levels decline significantly, the Networks segment's cable networks generally will be required to provide additional advertising units to advertisers to reach agreed upon audience thresholds. This may result in the cable networks having less inventory available to sell to other advertisers or to use to promote their own programming. Advertising expenditures also could be negatively affected by other factors, such as shifting societal norms, pressure from public interest groups and changes in laws and regulations. In addition, natural disasters (including extreme weather), acts of terrorism, political uncertainty or hostilities could lead to a reduction in advertising expenditures as a result of factors including uninterrupted news coverage and economic uncertainty.

Changing methods of content consumption, including the advent of time-shifted and on-demand viewing on new platforms, require audience measurement methodologies to evolve accordingly. The inability to capture the total viewership of the Company's programming on all platforms could adversely affect the Company's ability to fully monetize its advertising inventory. In addition, the advent of tablet editions of magazines is shifting how consumers interact with magazines and how the audience for tablet editions of magazines is measured, which could negatively impact the Publishing segment's advertising revenues.

The Company faces risks relating to doing business internationally that could adversely affect its businesses and operating results. The Company's businesses operate and serve customers worldwide, and the Company is focused on expanding its international operations in key territories, including through acquisitions and other strategic investments. The failure to achieve sufficient scale in these territories could negatively affect the Company's ability to compete in these territories. In addition, there are risks inherent in doing business internationally, including:

- issues related to integrating and managing international operations;
- issues related to managing investments in companies organized or formed under the laws of foreign countries;
- potentially adverse tax developments;
- lack of sufficient protection for intellectual property in a particular country;
- currency exchange and export controls;
- the existence in some countries of statutory shareholder minority rights and restrictions on foreign direct ownership;
- the existence of quotas;
- issues related to occupational safety and adherence to diverse local labor laws and regulations;
- political or social unrest;
- higher than anticipated costs of entry;
- the presence of corruption in certain countries;
- the absence of good diplomatic relations between the U.S. and certain countries; and
- the potential for government appropriation of the Company's assets.

One or more of these factors could harm the Company's international operations and its operating results.

Piracy of the Company's content may decrease the revenues received from the exploitation of its content and adversely affect its businesses and profitability. The piracy of the Company's content, products and other intellectual property in the U.S. and other countries poses significant challenges for the Company's businesses. Technological developments have made it easier to create, transmit and distribute high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. These technological developments have also made the enforcement of intellectual property rights more challenging. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from third parties could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract users from anywhere in the world. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

The Company's businesses may suffer if it cannot continue to license or enforce the intellectual property rights on which its businesses depend. The Company relies on patent, copyright, trademark and trade secret laws and licenses and other agreements with its employees, customers, suppliers and other parties to establish and maintain its intellectual property rights in content, technology and products and services used to conduct its businesses. However, the Company's intellectual property rights, and its ability to license and exploit them in accordance with past custom and practice, could be challenged or invalidated, it could have difficulty protecting or obtaining such rights or the rights may not be sufficient to permit it to take advantage of business opportunities, which could result in costly redesign efforts, discontinuance of certain product and service offerings or other competitive harm. The Internet Corporation for Assigned Names and Numbers plans to expand the Internet and has accepted over 1,900 applications for new generic top level domains (*i.e.*, the names that appear to the right of the period in domain names, such as .com, .net and .org), which could significantly change the structure of the Internet and make it significantly more expensive for the Company to protect its intellectual property on the Internet. Further, the laws of certain countries may not protect the Company's proprietary rights or such laws may not be strictly enforced, and the Company may be unable to protect its intellectual property adequately against unauthorized copying or use in certain countries. In addition, there are legislative and regulatory efforts under review in certain international territories, which, if successful, could reduce the protection for the Company's intellectual property and limit its ability to license its content.

The Company has been, and may be in the future, subject to claims of intellectual property infringement, which could require the Company to change its business practices. Successful challenges to the Company's intellectual property could require the Company to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require the Company to change its business practices and limit its ability to compete effectively. Even if the Company believes that claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management's attention and resources away from its businesses.

The Company's businesses are subject to labor interruption. The Company and certain of its suppliers retain the services of writers, directors, actors, athletes, technicians, trade employees and others involved in the development and production of feature films, television and digital programming and magazines who are covered by collective bargaining agreements. If the Company or its suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions could take actions in the form of strikes, work slowdowns or work stoppages. Collective bargaining agreements with the American Federation of Musicians and the Newspaper Guild of New York expire in early 2013 and agreements with the Writers Guild of America, West Inc., the Writers Guild of America, East Inc., the Directors Guild of America and SAG-AFTRA expire in mid-2014.

Strikes, work slowdowns or work stoppages or the possibility of such actions and attempts to unionize could cause delays in the production or the release dates of the Company's feature films, television and digital programming and magazines. The Company could also incur higher costs from such actions, new collective bargaining agreements or the renewal of collective bargaining agreements on less favorable terms. Many of the Company's collective bargaining agreements are industry-wide agreements, and the Company may lack practical control over the negotiations and terms of these agreements. Union or labor disputes or player lock-outs relating to professional sports leagues for which the Networks segment has the rights to produce and telecast live games or events may preclude the Networks segment from telecasting scheduled games or events, which could have a negative impact on the Networks segment's revenues. Further, the loss of television programming due to such disputes could negatively impact the segment's promotional and marketing opportunities. Depending on its duration, such a labor dispute could have an adverse effect on the Company's businesses or results of operations.

A disruption or failure of the Company's or its vendors' information systems and networks as a result of computer viruses, misappropriation of data or other malfeasance, natural disasters (including extreme weather), accidental releases of information or other similar events, may disrupt the Company's businesses, damage its reputation or have a negative impact on its revenues. Because information systems, networks and other technologies are critical to many of the Company's operating activities, shutdowns or service disruptions at the Company or vendors that provide information systems, networks or services to the Company pose increasing risks. Such disruptions may be caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks, or other similar events. Such events could have an adverse impact on the Company and its customers, including degradation or disruption of service and damage to equipment and data. Significant incidents could result in a disruption of the Company's operations, customer or advertiser dissatisfaction, damage to the Company's reputation or a loss of customers or revenues.

The Company and its businesses also could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of the Company and its third party vendors, including personnel, customer and vendor confidential data. The Company could be exposed to significant costs if such risks were to materialize. In addition, such events could result in violations of data privacy laws and regulations. Such events could also damage the reputation and credibility of the Company and its businesses and negatively impact its revenues and results of operations. The Company could be required to expend significant amounts of money and other resources to remedy any such security breach or to repair or replace information systems or networks. The Company also could be subject to regulatory actions and claims made by consumers in private litigation involving privacy issues related to consumer data collection and use practices, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices.

Although the Company develops and maintains systems to prevent these events from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite the Company's efforts, the possibility of these events occurring cannot be eliminated entirely. As the Company distributes more of its content digitally, engages in more electronic transactions with consumers, outsources more of its information systems to third-party vendors and relies on more cloud-based information systems, the related security risks will increase and the Company will need to expend additional resources to protect its technology and information systems, which could have an adverse effect on the Company's results of operations.

The Company's businesses are subject to regulation in the U.S. and internationally, which could cause the Company to incur additional costs or liabilities or disrupt its business practices. The Company's businesses are subject to a variety of U.S. and international laws and regulations. The Company could incur substantial costs to comply with new laws or regulations or substantial penalties or other liabilities if it fails to comply with them. Compliance with new laws or regulations also could cause the Company to change or limit its business practices in a manner that is adverse to its businesses. In addition, if there are changes in laws or regulations that provide protections that the Company relies on in conducting its business, they could subject the Company to greater risk of liability and could increase compliance costs or limit the Company's ability to operate certain lines of business.

The Company's enterprise efficiency initiatives present various risks, including that the Company may not realize the financial and strategic goals relating to the initiatives. The Company has launched multi-year enterprise efficiency initiatives to deliver certain business support services (*e.g.*, real estate and certain information technology and human resources functions) centrally to the Company's divisions. In connection with these initiatives, the Company may incur greater than anticipated expenses, fail to realize anticipated benefits, experience business disruptions or have difficulty executing the initiatives.

If the AOL Separation or the TWC Separation is determined to be taxable for income tax purposes, Time Warner and/or Time Warner's stockholders who received shares of AOL or TWC in connection with the spin-offs could incur significant income tax liabilities. In connection with the legal and structural separation of AOL Inc. ("AOL") from the Company in December 2009 (the "AOL Separation"), Time Warner received an opinion of counsel confirming that the AOL Separation will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its stockholders, except to the extent of cash received in lieu of fractional shares. In connection with the legal and structural separation of Time Warner Cable Inc. ("TWC") from the Company in March 2009 (the "TWC Separation"), Time Warner received a private letter ruling from the Internal Revenue Service ("IRS") and opinions of counsel confirming that the TWC Separation should not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its stockholders, except to the extent of cash received in lieu of fractional shares. The IRS ruling and the opinions received in connection with these transactions were based on, among other things, certain facts, assumptions, representations and undertakings made by Time Warner and by AOL or TWC, as applicable. If any of these facts, assumptions, representations or undertakings is incorrect or not otherwise satisfied, Time Warner and its stockholders may not be able to rely on the relevant IRS ruling or opinion and could be subject to significant tax liabilities. Furthermore, opinions of counsel are not binding on the IRS or state or local tax authorities or the courts, and a tax authority or court could determine that the AOL Separation or the TWC Separation should be treated as a taxable transaction. Under the tax matters agreement that Time Warner entered into with AOL, Time Warner is entitled to indemnification from AOL for taxes resulting from the failure of the AOL Separation to qualify as tax-free ("AOL Transaction Taxes") as a result of (i) certain actions or failures to act by AOL or (ii) the failure of certain representations made by AOL to be true. Similarly, under the tax matters agreement that Time Warner entered into with TWC, Time Warner is entitled to indemnification from TWC for taxes resulting from the failure of the TWC Separation to qualify as tax-free ("TWC Transaction Taxes" and, together with the AOL Transaction Taxes, the "Transaction Taxes") as a result of (i) certain actions or failures to act by TWC or (ii) the failure of certain representations made by TWC to be true. However, under these tax matters agreements, if Transaction Taxes are incurred for any other reason, Time Warner would not be entitled to indemnification.

RISKS RELATING TO TIME WARNER'S NETWORKS BUSINESSES

The failure to renew affiliate agreements on favorable terms or the inability to renew affiliate agreements could cause the revenues of the Networks segment to decline. The Networks segment depends on agreements with affiliates for the distribution of its networks and premium pay television services, and there can be no assurance that these affiliate agreements will be renewed in the future on terms that are acceptable to the Networks segment. The inability to renew affiliate agreements or the renewal of affiliate agreements on less favorable terms may adversely affect the segment's results of operations. In addition, the loss of carriage on the most widely penetrated programming tiers, including as a result of an affiliate's creation of lower-priced video packages or tiers or genre-based packages that do not include the segment's networks, could reduce the distribution of the segment's programming and adversely affect its advertising and subscription revenues.

The inability of the Networks segment to acquire or produce popular programming on acceptable terms could adversely affect the segment's operating results. Turner obtains a significant portion of its programming, such as motion pictures, television series and sports events, from movie studios, television production companies and sports organizations. Home Box Office has agreements with certain movie studios that provide it with the exclusive rights to exhibit the studios' original feature films during specified time periods, or windows. Competition for popular programming is intense, and the growing number of SVOD services has increased the competition for programming. The businesses in the segment may have to increase the price they are willing to pay to avoid being outbid by their competitors for the rights to programming or in connection with the renewal of programming they currently license, and the cost to license such programming may increase due to such competition. The cost may also increase as companies seek window exclusivity rights for acquired programming or the right to exhibit programming on new distribution platforms. The segment also produces programming and it incurs costs for creative talent, including actors, writers and producers, as well as costs relating to development and marketing. The increased amount of original programming being aired by cable networks and, to a lesser extent, SVOD services could increase costs for talent due to increased competition for their services. The segment also incurs significant additional costs, such as newsgathering costs. The segment's failure to generate sufficient revenues to offset increases in the costs associated with acquiring programming or producing original programming may lead to decreased profits at the segment.

The loss of subscribers could adversely affect the results of operations and future revenue growth at the Networks segment. If the current weak economic conditions such as stagnant household formation and high unemployment rates persist or deteriorate further, or retail video service rates charged by affiliates continue to increase, subscribers may cancel their video service subscriptions, reduce the number of services they subscribe to or elect to subscribe to a lower-priced tier that may not include all of the segment's networks and premium pay television services. In addition, technological developments and changes in consumer behavior, particularly among younger consumers, could result in such consumers choosing not to subscribe to multichannel video services. The segment also faces increasing competition from SVOD services. If consumers elect to utilize these services as an alternative to video services provided by affiliates, the segment's networks and premium pay television services may experience a lack of growth or declines in subscribers. In addition, if affiliates reduce their marketing efforts associated with the segment's premium pay television services, choose to promote their own movie and television programming or on-demand offerings in lieu of the segment's premium pay television services or change the programming packages that contain the segment's networks and premium pay televisions services, the number of subscribers to such networks and services could decline. A decrease in the number of an affiliate's subscribers or the number of subscribers to the segment's networks and premium pay television services could result in a decrease in subscription revenues, as well as a decrease in advertising revenues for the segment's advertising-supported networks.

Service disruptions or the failure of communication satellites or transmitter facilities used by the Networks segment could harm the businesses in the segment or have a negative impact on their revenues. The Networks segment uses communication and transmitter facilities to transmit its programming to affiliates. Currently, there are a limited number of communications satellites available for the transmission of programming. These satellites and facilities are critical to the segment's ability to deliver its programming, and shutdowns or service disruptions pose significant risks to the segment's businesses and their reputations. Such events may be caused by power outages, natural disasters (including extreme weather), terrorist attacks, failures or impairments of communications satellites or on-ground uplinks or downlinks used to transmit programming, or other similar events.

RISKS RELATING TO TIME WARNER'S FILM AND TV ENTERTAINMENT BUSINESSES

Sales of DVDs have been declining, which may adversely affect Warner Bros.' growth prospects and results of operations. Several factors are contributing to an industry-wide decline in DVD sales both domestically and internationally, which has had an adverse effect on Warner Bros.' results of operations. These factors include challenging economic conditions, the maturation of the standard definition DVD format, piracy, intense competition for consumer discretionary spending and leisure and entertainment time, the declining popularity of catalog titles and declining price points. In addition, consumers are increasingly obtaining content through subscription rental (including SVOD services) and discount rental kiosks, both of which generate significantly less revenue for Warner Bros. than DVD sales. Warner Bros.' efforts to offset the decline in DVD sales (*e.g.*, Blu-ray Disc sales, sales of digital copies of feature films and establishing longer rental windows) and its efforts to make digital ownership of films more compelling to consumers may not be successful or it may be several years before consumers accept these offerings.

A decrease in demand for television programming could adversely affect Warner Bros.' revenues. Warner Bros. is a leading supplier of U.S.-produced scripted television programming as well as a leader in distributing U.S.-produced episodic programming overseas. Warner Bros. continues to be largely dependent on the strength of the U.S. broadcast and cable networks and their demand for Warner Bros.' television programming. If there is a decrease in the demand for Warner Bros.' television programming, it could reduce the number of new television series launched each year, decrease the overall scale of Warner Bros.' television business or diminish the per-episode license fees generated by programming in initial broadcast windows and in subsequent syndication windows. Furthermore, vertically integrated networks could elect to buy more shows from their in-house production studios, driven in part by their desire to have more control over digital rights. Additionally, Warner Bros.' television series that are already on the air may fail to meet ratings expectations, leading to their cancellation. This may be caused by individual series failing to achieve anticipated levels of popularity with intended audiences or by audience fragmentation. Local television stations may also face decreasing viewership that would adversely impact their advertising revenues. This could harm Warner Bros.' ability to obtain the per-episode license fees in syndication that it has received in the past. In international territories, the increasing popularity of locally originated television and theatrical content could result in decreased demand, fewer available broadcast slots, and lower licensing and syndication revenues for U.S. television content. In addition, the consolidation of pay television content providers in international territories has provided them greater negotiating power, which may result in lower licensing fees.

If the costs of producing and marketing feature films continue to increase, it may be more difficult for feature films to generate profits. The production and marketing of feature films is very expensive and the cost has increased in recent years. The trend toward producing more event films, including franchise films (which often entail higher talent costs for films later in the series), could result in even higher production costs. If production and marketing costs continue to increase, it may make it more difficult for the segment's feature films to generate profits. Also, if film production incentives, such as subsidies and rebates, currently offered in certain U.S. states and international territories (particularly the U.K.) are reduced or discontinued, Warner Bros.' capital requirements for film production could increase significantly.

RISKS RELATING TO TIME WARNER'S PUBLISHING BUSINESSES

The Publishing segment's results of operations could be adversely affected if print advertising and newsstand sales continue to decline. The Publishing segment has been experiencing declines in print advertising and newsstand sales at certain of its magazines as a result of market conditions in the magazine publishing industry as well as the current economic environment. The segment is pursuing a number of initiatives to help mitigate the impact of these declines. If these market and economic conditions continue or worsen or if the segment's initiatives are not successful in mitigating the impact of these declines, the segment's results of operations could be adversely affected.

The Publishing segment's results of operations could be adversely affected as a result of additional increases in postal rates, and its business and results of operations could be negatively affected by other changes in postal service. The U.S. Postal Service's financial condition continues to decline. In 2012, the Postal Service closed 46 of its mail processing centers and announced plans to close additional processing centers in 2013 and 2014, which will result in slower delivery of first class mail and periodicals mail. In February 2013, the Postal Service announced that it plans to stop delivering mail on Saturdays beginning August 1, 2013. Additional measures taken to address the declining financial condition of the Postal Service could include increases to the rates for periodicals mail and local post office closures. If significant additional post office and mail processing center closures occur, Congress fails to act to address the Postal Service's declining financial condition or the Postal Service stops delivering mail on Saturday, the segment's business could be adversely affected. In addition, postage is a significant operating expense for the segment, and if there are significant increases in postal rates and the segment is not able to offset such increases, the segment's results of operations could be negatively impacted.

The Publishing segment could face increased costs and business disruption from instability in the U.S. wholesaler distribution channel. The Publishing segment operates a national distribution business that relies on wholesalers to distribute its magazines to newsstands and other retail outlets. A small number of wholesalers are responsible for a substantial percentage of the wholesale magazine distribution business in the U.S. In light of the economic climate and its impact on retailers, there may be consolidation among the wholesalers and one or more may become insolvent or unable to pay amounts due in a timely manner. Distribution channel disruptions can temporarily impede the Publishing segment's ability to distribute magazines to the retail marketplace, which could, among other things, negatively affect the ability of certain magazines to meet the rate base established with advertisers. Continued disruption in the wholesaler channel, an increase in wholesaler costs or the failure of wholesalers to pay amounts due could adversely affect the Publishing segment's operating income or cash flow.

A significant increase in the price of paper or significant disruptions in the Publishing segment's supply of paper would have an adverse effect on the segment's business and results of operations. Paper represents a significant component of the Publishing segment's total costs to produce magazines. The price of paper has historically been volatile and may increase as a result of various factors, including:

- a reduction in the number of suppliers due to restructurings, bankruptcies and consolidations;
- declining paper supply due to paper mill closures; and
- other factors that generally adversely impact supplier profitability, including increases in operating expenses caused by rising raw material and energy costs.

If paper prices increase significantly or the segment experiences significant paper supply channel disruptions, the segment's business and results of operations would be adversely affected.

TIME WARNER INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

Management's discussion and analysis of results of operations and financial condition ("MD&A") is a supplement to the accompanying consolidated financial statements and provides additional information on Time Warner Inc.'s ("Time Warner" or the "Company") businesses, current developments, financial condition, cash flows and results of operations. MD&A is organized as follows:

- *Overview.* This section provides a general description of Time Warner's business segments, as well as recent developments the Company believes are important in understanding the results of its operations and financial condition or in understanding anticipated future trends.
- *Results of operations.* This section provides an analysis of the Company's results of operations for the three years ended December 31, 2012. This analysis is presented on both a consolidated and a business segment basis. In addition, a brief description of transactions and other items that affect the comparability of the results being analyzed is provided.
- *Financial condition and liquidity.* This section provides an analysis of the Company's cash flows for the three years ended December 31, 2012 and the Company's outstanding debt and commitments as of December 31, 2012. Included in the analysis of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's ongoing operations and future commitments, as well as a discussion of other financing arrangements.
- *Market risk management.* This section discusses how the Company monitors and manages exposure to potential gains and losses arising from changes in market rates and prices, such as interest rates, foreign currency exchange rates and changes in the market value of financial instruments.
- *Critical accounting policies.* This section identifies those accounting policies that are considered important to the Company's results of operations and financial condition, require significant judgment and involve significant management estimates. The Company's significant accounting policies, including those considered to be critical accounting policies, are summarized in Note 1 to the accompanying consolidated financial statements.
- *Caution concerning forward-looking statements.* This section provides a description of the use of forward-looking information appearing in this 2012 Annual Report to Stockholders, including in MD&A and the consolidated financial statements. Such information is based on management's current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances. Refer to "Risk Factors" in this 2012 Annual Report to Stockholders for a discussion of the risk factors applicable to the Company.

OVERVIEW

Time Warner is a leading media and entertainment company whose major businesses encompass an array of the most respected and successful media brands. Among the Company's brands are TNT, TBS, CNN, HBO, Cinemax, Warner Bros., New Line Cinema, *People*, *Sports Illustrated* and *Time*. During the year ended December 31, 2012, the Company generated Revenues of $28.729 billion (down 1% from $28.974 billion in 2011), Operating Income of $5.918 billion (up 2% from $5.805 billion in 2011), Net Income attributable to Time Warner shareholders of $3.019 billion (up 5% from $2.886 billion in 2011) and Cash provided by operations from continuing operations of $3.476 billion (up 1% from $3.448 billion in 2011).

Time Warner Businesses

Time Warner classifies its operations into three reportable segments: Networks, Film and TV Entertainment and Publishing. For additional information regarding Time Warner's segments, refer to Note 15, "Segment Information," to the accompanying consolidated financial statements. Effective for the first quarter of 2012, the

Company changed the name of its Filmed Entertainment reportable segment to Film and TV Entertainment. This change did not affect the composition of the segment; accordingly, all prior period financial information related to this reportable segment was unaffected.

Networks. Time Warner's Networks segment consists of Turner Broadcasting System, Inc. ("Turner") and Home Box Office, Inc. ("Home Box Office"). During the year ended December 31, 2012, the Networks segment recorded Revenues of $14.204 billion (49% of the Company's total Revenues) and $4.719 billion in Operating Income.

Turner operates domestic and international networks, including such recognized brands as TNT, TBS, truTV, CNN and Cartoon Network, which are among the leaders in advertising-supported television networks. The Turner networks generate revenues principally from providing programming to affiliates that have contracted to receive and distribute this programming to subscribers and from the sale of advertising. Turner also provides online and mobile offerings for on-demand viewing of programs on its networks and live streaming of CNN, HLN and Cartoon Network to authenticated subscribers. Turner also manages and operates various digital media properties that primarily consist of brand-aligned websites, including *CNN.com*, *NBA.com* and related properties, *NCAA.com* and *cartoonnetwork.com* that generate revenues principally from the sale of advertising and sponsorships.

Home Box Office operates the HBO and Cinemax domestic multi-channel premium pay television services, with the HBO service ranking as the most widely distributed domestic multi-channel premium pay television service. HBO- and Cinemax-branded premium pay and basic tier television services are distributed in more than 60 countries in Latin America, Asia and Europe. HBO and Cinemax domestic pay television subscribers have access to the authenticated HBO GO and MAX GO streaming services, respectively, on various online and mobile platforms, and an authenticated HBO GO streaming service is available to international premium pay television subscribers of HBO in a number of countries. Home Box Office generates revenues principally from providing programming to affiliates that have contracted to receive and distribute such programming to their customers who subscribe to the HBO or Cinemax services. Additional sources of revenues for Home Box Office are the sale of its original programming via DVDs, Blu-ray Discs and electronic sell-through ("EST") and the licensing of original programming primarily to international television networks. HBO's original programming includes *Game of Thrones*, *True Blood* and *Boardwalk Empire*.

During the year ended December 31, 2012, Turner shut down its general entertainment network, Imagine, in India and its TNT television operations in Turkey (collectively, the "Imagine and TNT Turkey Shutdowns") as a result of the failure to meet performance and growth objectives. For the year ended December 31, 2012, the Company recognized $208 million of charges related to the Imagine and TNT Turkey Shutdowns. These shutdowns allow the Company to redirect its resources toward opportunities with stronger growth prospects. See "Transactions and Other Items Affecting Comparability" as well as Note 3, "Business Acquisitions and Dispositions," to the accompanying consolidated financial statements for further information.

The Company anticipates that international expansion will continue to be an area of focus at the Networks segment for the foreseeable future.

Over the next several years, the Company expects subscription revenues generated by basic cable networks and premium pay television services in the industry to grow as a result of affiliate rate increases driven by investments in high quality programming.

Film and TV Entertainment. Time Warner's Film and TV Entertainment segment consists of businesses managed by Warner Bros. Entertainment Inc. ("Warner Bros.") that principally produce and distribute feature films, television shows and videogames. During the year ended December 31, 2012, the Film and TV Entertainment segment recorded Revenues of $12.018 billion (39% of the Company's total Revenues) and $1.228 billion in Operating Income.

The Film and TV Entertainment segment's theatrical product revenues are generated principally through rental fees from theatrical exhibition of feature films, including the following films: *Argo*, *The Campaign*, *The Dark Knight Rises*, *The Hobbit: An Unexpected Journey*, *Journey 2: The Mysterious Island*, *Magic Mike and Wrath of the Titans*, and subsequently through licensing fees received from the distribution of films on television networks and pay television programming services. Television product revenues are generated principally from the licensing of programs to television networks and pay television programming services. The segment also generates revenues for both its theatrical and television product through home video distribution on DVD and Blu-ray Discs and in various digital formats (e.g., EST and video-on-demand) as well as through licensing of feature films and television programming to broadband subscription video-on-demand services ("SVOD"). In addition, the segment generates revenues through the development and distribution of videogames.

Warner Bros. continues to be an industry leader in the television content business. For the 2012-2013 season, Warner Bros. produced more than 50 series, with at least two series for each of the five broadcast networks (including *2 Broke Girls*, *Arrow*, *The Bachelor*, *The Big Bang Theory*, *Fringe*, *The Mentalist*, *The Middle*, *Mike & Molly*, *Person of Interest*, *Two and a Half Men*, *Vampire Diaries* and *The Voice*), several original series for cable television networks (including *Dallas*, *Longmire*, *Major Crimes*, *Pretty Little Liars* and *Rizzoli & Isles*) and several series for first-run syndication (including *The Ellen DeGeneres Show*, *Extra* and *TMZ*). Internationally, Warner Bros. operates a group of local television production companies in the U.K. and the Netherlands that focus on developing non-scripted programs and formats that can be sold internationally and adapted for sale in the U.S. Warner Bros. has also begun to create locally produced versions of programs owned by the studio as well as original local television programming.

The distribution and sale of physical discs (both standard definition DVDs and high definition Blu-ray Discs) has been one of the largest contributors to the segment's revenues and profits over the last decade. However, in recent years, home video revenues have declined as a result of several factors, including consumers shifting to subscription rental services and discount rental kiosks, which generate significantly less revenue per transaction for the Company than physical disc sales; the general economic downturn in the U.S. and many regions around the world; increasing competition for consumer discretionary time and spending; and piracy. The electronic delivery of film and television content is growing and becoming more important to the Film and TV Entertainment segment, which has helped to offset some, but not all, of the decline in sales of physical discs. In 2012, the decline in consumer spending on physical discs moderated compared to prior years, while the growth in consumer spending on electronic delivery increased.

Publishing. Time Warner's Publishing segment consists principally of Time Inc.'s magazine publishing and related websites as well as book publishing and marketing businesses. During the year ended December 31, 2012, the Publishing segment recorded Revenues of $3.436 billion (12% of the Company's total Revenues) and $420 million in Operating Income.

As of December 31, 2012, Time Inc. published 21 magazines in print in the U.S., including *People*, *Sports Illustrated*, *InStyle* and *Time*, and over 70 magazines outside the U.S. All of Time Inc.'s U.S. magazines are available as tablet editions on multiple digital devices and platforms. The Publishing segment generates revenues primarily from the sale of advertising, magazine subscriptions and newsstand sales. The Publishing segment is experiencing declines in its print advertising and newsstand sales as a result of market conditions in the magazine publishing industry as well as the current economic environment in the U.S. and internationally. The Publishing segment is pursuing a number of initiatives to help mitigate these declines, including conducting additional brand marketing; developing innovative ways to sell branded magazine content outside of traditional channels, including websites, tablets and other mobile devices; developing integrated advertising solutions that will provide greater data insight and value to advertisers; developing a new cross-platform content management system; and improving its operating efficiency through management of its cost structure.

During the fourth quarter of 2010, Turner assumed management of the *SI.com* and *Golf.com* websites, including selling the advertising for the websites, from Time Inc. In exchange, Time Inc. received a license fee from Turner. In the second quarter of 2012, Time Inc. assumed management of these websites from Turner and, with the transfer, Time Inc. now sells the advertising for these websites and no longer receives a license fee from Turner. These changes did not affect the Company's consolidated results of operations for the years ended December 31, 2012, 2011 and 2010.

Recent Developments

Common Stock Repurchase Program

In January 2013, Time Warner's Board of Directors authorized up to $4.0 billion of share repurchases beginning January 1, 2013, including amounts available under the Company's prior stock repurchase program as of December 31, 2012. See "Financial Condition and Liquidity — Current Financial Condition" for more information.

Revolving Credit Facility Maturity Date Extension

In 2012, the Company amended one of its $2.5 billion senior unsecured revolving credit facilities to extend the maturity date from September 27, 2015 to December 14, 2017. The maturity date of Time Warner's other $2.5 billion senior unsecured revolving credit facility was not affected and remains September 27, 2016. See "Financial Condition and Liquidity — Outstanding Debt and Other Financing Arrangements" for more information.

Bleacher Report

In 2012, Turner acquired *Bleacher Report*, a leading online and mobile sports property, for $170 million, net of cash acquired. See Note 3, "Business Acquisitions and Dispositions," to the accompanying consolidated financial statements.

2012 Debt Offering

In 2012, Time Warner issued $1.0 billion aggregate principal amount of debt securities in a public offering. See "Financial Condition and Liquidity — Outstanding Debt and Other Financing Arrangements" for more information.

CME

In 2012, the Company purchased additional shares of Class A common stock and one share of preferred stock that is convertible into Class A common stock of Central European Media Enterprises Ltd. ("CME"), a publicly traded media and entertainment company that operates leading television networks in six Central and Eastern European countries, for $171 million. As a result of these purchases, the Company increased its economic interest in CME from 34% to 49.9%. In 2012, the Company recorded a $43 million noncash impairment of its investment in CME. For additional information regarding the transactions with CME, see Note 3, "Business Acquisitions and Dispositions," to the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

Recent Accounting Guidance

See Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies," to the accompanying consolidated financial statements for a discussion of recent accounting guidance adopted.

Transactions and Other Items Affecting Comparability

As more fully described herein and in the related notes to the accompanying consolidated financial statements, the comparability of Time Warner's results has been affected by transactions and certain other items in each period as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Asset impairments	$ (186)	$ (44)	$ (20)
Gain on operating assets, net	9	7	70
Other	(31)	(22)	(22)
Impact on Operating Income	(208)	(59)	28
Investment gains (losses), net	(73)	(168)	32
Amounts related to the separation of Time Warner Cable Inc.	4	(5)	(6)
Amounts related to the disposition of Warner Music Group	(7)	—	—
Premiums paid and transaction costs incurred in connection with debt redemptions	—	—	(364)
Pretax impact[a]	(284)	(232)	(310)
Income tax impact of above items	100	43	131
Impact of items on income from continuing operations attributable to Time Warner Inc. shareholders	$ (184)	$ (189)	$ (179)

(a) For the year ended December 31, 2010, pretax impact amount does not include $23 million of external costs related to mergers, acquisitions or dispositions.

In addition to the items affecting comparability described above, the Company incurred Restructuring and severance costs of $119 million, $113 million and $97 million for the years ended December 31, 2012, 2011 and 2010, respectively. During the year ended December 31, 2010, the Company also recognized a $58 million reserve reversal in connection with the resolution of litigation related to the sale of the Atlanta Hawks and Thrashers sports franchises and certain operating rights to the Philips Arena (the "Winter Sports Teams"). For further discussion of Restructuring and severance costs, see "Consolidated Results" and "Business Segment Results."

Asset Impairments

During the year ended December 31, 2012, the Company recognized $174 million of charges at the Networks segment in connection with the Imagine and TNT Turkey Shutdowns primarily related to certain receivables, including value added tax receivables, inventories and long-lived assets, including Goodwill. For the year ended December 31, 2012, the Company also recognized $12 million of other miscellaneous noncash asset impairments consisting of $2 million at the Networks segment, $4 million at the Film and TV Entertainment segment and $6 million at the Publishing segment.

During the year ended December 31, 2011, the Company recorded noncash impairments of $6 million at the Networks segment primarily related to a tradename impairment, $21 million at the Film and TV Entertainment segment of which $12 million related to capitalized software costs and $17 million at the Publishing segment of which $11 million related to a tradename impairment.

During the year ended December 31, 2010, the Company recorded noncash impairments of $9 million at the Film and TV Entertainment segment related to the termination of a videogames licensing relationship and $11 million at the Publishing segment related to certain intangible assets.

Gain on Operating Assets, Net

For the year ended December 31, 2012, the Company recognized net gains on operating assets of $9 million, including a $34 million gain at the Networks segment on the settlement of an indemnification obligation related to the Company's 2007 sale of the Atlanta Braves baseball franchise (the "Braves"), $1 million of noncash income at the Film and TV Entertainment segment related to a fair value adjustment on certain contingent consideration arrangements, a $36 million loss at the Publishing segment in connection with the sale in the first quarter of 2012 of Time Inc.'s school fundraising business, QSP (the "QSP Business"), and a $10 million gain at the Corporate segment on the disposal of certain corporate assets.

For the year ended December 31, 2011, the Company recognized net gains on operating assets of $7 million, including noncash income of $9 million at the Film and TV Entertainment segment associated with a fair value adjustment on certain contingent consideration arrangements.

For the year ended December 31, 2010, the Company recognized a $59 million gain at the Networks segment upon the acquisition of the controlling interest in HBO Europe (formerly HBO Central Europe), reflecting the recognition of the excess of the fair value over the Company's carrying costs of its original investment in HBO Europe. For the year ended December 31, 2010, the Company also recorded noncash income of $11 million at the Film and TV Entertainment segment associated with a fair value adjustment on certain contingent consideration arrangements.

Other

Other reflects legal and other professional fees related to the defense of securities litigation matters for former employees totaling $3 million, $8 million and $22 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Other also reflects external costs related to mergers, acquisitions or dispositions of $28 million and $14 million for the years ended December 31, 2012 and 2011, respectively. The external costs related to mergers, acquisitions or dispositions for the year ended December 31, 2012 included $18 million related to the Imagine and TNT Turkey Shutdowns.

Amounts related to securities litigation and government investigations and external costs related to mergers, acquisitions or dispositions are included in Selling, general and administrative expenses in the accompanying Consolidated Statement of Operations.

Investment Gains (Losses), Net

For the year ended December 31, 2012, the Company recognized $73 million of net investment losses, including a $43 million noncash impairment related to the Company's investment in CME, $19 million of net miscellaneous losses, a $16 million loss on an investment in a network in Turkey recognized as part of the Imagine and TNT Turkey Shutdowns and noncash income of $5 million associated with a fair value adjustment on certain options to redeem securities.

For the year ended December 31, 2011, the Company recognized net investment losses of $168 million, including a $163 million noncash impairment related to the Company's investment in CME, $3 million of net miscellaneous losses and a noncash loss of $2 million associated with a fair value adjustment on certain options to redeem securities.

For the year ended December 31, 2010, the Company recognized net investment gains of $32 million, including $13 million of miscellaneous investment gains, net, and noncash income of $19 million associated with a fair value adjustment on certain options to redeem securities.

Amounts Related to the Separation of Time Warner Cable Inc.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized other income of $9 million, other income of $4 million and other loss of $6 million, respectively, related to the expiration, exercise and net change in the estimated fair value of Time Warner equity awards held by Time Warner Cable Inc. ("TWC") employees, which has been reflected in Other loss, net in the accompanying Consolidated Statement of Operations. For the years ended December 31, 2012 and 2011, the Company also recognized $5 million and $9 million, respectively, of other loss related to changes in the value of a TWC tax indemnification receivable, which has also been reflected in Other loss, net in the accompanying Consolidated Statement of Operations.

Amounts Related to the Disposition of the Warner Music Group

For the year ended December 31, 2012, the Company recognized $7 million of losses primarily related to a tax indemnification obligation associated with the disposition of the Warner Music Group ("WMG") in 2004. This amount has been reflected in Other loss, net in the accompanying Consolidated Statement of Operations.

Premiums Paid and Transaction Costs Incurred in Connection with Debt Redemptions

For the year ended December 31, 2010, the Company recognized $364 million of premiums paid and transaction costs incurred in connection with debt redemptions, which were recorded in Other loss, net in the accompanying Consolidated Statement of Operations. During the year ended December 31, 2010, the Company repurchased and redeemed all $1.0 billion aggregate principal amount of the 6.75% Notes due 2011 of Time Warner, all $1.0 billion aggregate principal amount of the 5.50% Notes due 2011 of Time Warner, $1.362 billion aggregate principal amount of outstanding 6.875% Notes due 2012 of Time Warner and $568 million aggregate principal amount of outstanding 9.125% Debentures due 2013 of Historic TW Inc. ("Historic TW") (as successor by merger to Time Warner Companies, Inc.).

Income Tax Impact

The income tax impact reflects the estimated tax provision or tax benefit associated with each item affecting comparability. Such estimated tax provision or tax benefit can vary based on certain factors, including the taxability or deductibility of the items and foreign tax on certain items. For the year ended December 31, 2012, the income tax impact includes a $42 million benefit reflecting the reversal of a valuation allowance related to the expected usage of capital loss carryforwards in connection with the Film and TV Entertainment segment's agreement to sell its investment in a joint venture in Japan. The sale of such investment is expected to close in the first quarter of 2013.

Consolidated Results

The following discussion provides an analysis of the Company's results of operations and should be read in conjunction with the accompanying Consolidated Statement of Operations.

Revenues. The components of Revenues are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Subscription	$ 9,997	$ 9,523	$ 9,028	5%	5%
Advertising	6,121	6,116	5,682	—	8%
Content	11,832	12,635	11,565	(6%)	9%
Other	779	700	613	11%	14%
Total revenues	$ 28,729	$ 28,974	$ 26,888	(1%)	8%

For the year ended December 31, 2012, the increase in Subscription revenues was primarily related to an increase at the Networks segment. Advertising revenues for the year ended December 31, 2012 were essentially flat as an increase at the Networks segment was largely offset by a decrease at the Publishing segment. The decrease in Content revenues for the year ended December 31, 2012 was due primarily to decreases at the Film and TV Entertainment and Networks segments. The increase in Other revenues for the year ended December 31, 2012 was primarily related to an increase at the Film and TV Entertainment segment, partially offset by a decline at the Publishing segment.

For the year ended December 31, 2011, the increase in Subscription and Advertising revenues was primarily related to an increase at the Networks segment. The increase in Content revenues for the year ended December 31, 2011 was due primarily to increases at the Film and TV Entertainment and Networks segments.

Each of the revenue categories is discussed in greater detail by segment in "Business Segment Results."

Costs of Revenues. Costs of revenues were $15.934 billion, $16.311 billion and $15.023 billion for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease for the year ended December 31, 2012 reflected declines at the Film and TV Entertainment and Publishing segments, partially offset by an increase at the Networks segment. The increase for the year ended December 31, 2011 was driven primarily by increases at the Networks and Film and TV Entertainment segments. The segment variations are discussed in "Business Segment Results."

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $6.333 billion, $6.439 billion and $6.126 billion for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease for the year ended December 31, 2012 primarily related to declines at the Publishing and Networks segments, partly offset by increases at the Film and TV Entertainment and Corporate segments. The increase for the year ended December 31, 2011 primarily related to increases at the Networks and Film and TV Entertainment segments. The segment variations are discussed in "Business Segment Results."

Included in Costs of revenues and Selling, general and administrative expenses is depreciation expense of $644 million, $653 million and $674 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Amortization Expense. Amortization expense was $248 million, $269 million and $264 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Restructuring and Severance Costs. For the years ended December 31, 2012, 2011 and 2010, the Company incurred Restructuring and severance costs primarily related to employee terminations and other exit activities. Restructuring and severance costs by segment are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Networks	$ 67	$ 52	$ 6
Film and TV Entertainment	23	41	30
Publishing	27	18	61
Corporate	2	2	—
Total restructuring and severance costs	$ 119	$ 113	$ 97

The total number of employees terminated across the segments in 2012, 2011 and 2010 was approximately 1,100, 1,200 and 500, respectively.

Operating Income. Operating Income was $5.918 billion, $5.805 billion and $5.428 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Excluding the items noted under "Transactions and Other Items Affecting Comparability" totaling $208 million of expense, $59 million of expense and $28 million of income for the years ended December 31, 2012, 2011 and 2010, respectively, Operating Income increased $262 million and $464 million in 2012 and 2011, respectively. The increase in 2012 reflected an increase at the Networks segment, offset in part by decreases at the Publishing and Film and TV Entertainment segments. The increase in 2011 reflected increases at all of the segments. The segment variations are discussed under "Business Segment Results."

Interest Expense, Net. Interest expense, net was $1.253 billion, $1.210 billion and $1.178 billion for the years ended December 31, 2012, 2011 and 2010, respectively. The increase for the year ended December 31, 2012 reflected higher average net debt in 2012, partially offset by an approximate $30 million decrease in interest expense due to lower average interest rates. The increase for the year ended December 31, 2011 reflected higher average debt in 2011, primarily related to the issuance of $2.0 billion aggregate principal amount of debt securities in April 2011 and $1.0 billion aggregate principal amount of debt securities in October 2011, partially offset by an approximate $60 million decline in interest expense due to lower average interest rates.

Other Loss, Net. Other loss, net detail is shown in the table below (millions):

	Year Ended December 31,		
	2012	2011	2010
Investment gains (losses), net	$ (73)	$ (168)	$ 32
Amounts related to the separation of TWC	4	(5)	(6)
Amounts related to the disposition of WMG	(7)	—	—
Premiums paid and transaction costs incurred in connection with debt redemptions	—	—	(364)
Income (loss) from equity method investees	(46)	(40)	6
Other	(1)	(16)	1
Other loss, net	$ (123)	$ (229)	$ (331)

Investment gains (losses), net, amounts related to the separation of TWC, amounts related to the disposition of WMG and premiums paid and transaction costs incurred in connection with debt redemptions are discussed under "Transactions and Other Items Affecting Comparability."

The remaining changes in Other loss, net for the year ended December 31, 2012 included an adjustment to reduce a liability for deferred compensation and higher net losses from equity method investees. For the year ended December 31, 2011, the remaining change in Other loss, net was due primarily to losses from equity method investees and the unfavorable impact of foreign exchange rates.

Income Tax Provision. Income tax provision was $1.526 billion, $1.484 billion and $1.348 billion for the years ended December 31, 2012, 2011 and 2010, respectively. The Company's effective tax rate was 34% for the years ended December 31, 2012, 2011 and 2010.

Net Income. Net income was $3.016 billion, $2.882 billion and $2.571 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Excluding the items noted under "Transactions and Other Items Affecting Comparability" totaling $184 million, $189 million and $179 million of expense for the years ended December 31, 2012, 2011 and 2010, respectively, Net income increased $129 million and $321 million in 2012 and 2011, respectively. The increase in both 2012 and 2011 primarily reflected higher Operating Income.

Net Loss Attributable to Noncontrolling Interests. For the years ended December 31, 2012, 2011 and 2010, Net loss attributable to noncontrolling interests was $3 million, $4 million and $7 million, respectively.

Net Income Attributable to Time Warner Inc. Shareholders. Net income attributable to Time Warner Inc. shareholders was $3.019 billion, $2.886 billion and $2.578 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Basic and Diluted net income per common share attributable to Time Warner Inc. common shareholders were $3.14 and $3.09, respectively, for the year ended December 31, 2012, $2.74 and $2.71, respectively, for the year ended December 31, 2011 and $2.27 and $2.25, respectively, for the year ended December 31, 2010.

Business Segment Results

Networks. Revenues and Operating Income of the Networks segment for the years ended December 31, 2012, 2011 and 2010 are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenues:					
Subscription	$ 8,670	$ 8,166	$ 7,671	6%	6%
Advertising	4,308	4,189	3,736	3%	12%
Content	1,043	1,144	942	(9%)	21%
Other	183	155	131	18%	18%
Total revenues	14,204	13,654	12,480	4%	9%
Costs of revenues[(a)]	(6,566)	(6,403)	(5,732)	3%	12%
Selling, general and administrative[(a)]	(2,355)	(2,408)	(2,200)	(2%)	9%
Gain (loss) on operating assets	34	(2)	59	NM	(103%)
Asset impairments	(176)	(6)	—	NM	NM
Restructuring and severance costs	(67)	(52)	(6)	29%	NM
Depreciation	(323)	(326)	(342)	(1%)	(5%)
Amortization	(32)	(41)	(35)	(22%)	17%
Operating Income	$ 4,719	$ 4,416	$ 4,224	7%	5%

(a) Costs of revenues and Selling, general and administrative expenses exclude depreciation.

The components of Costs of revenues for the Networks segment are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Programming costs:					
Originals and sports	$ 3,354	$ 3,168	$ 2,661	6%	19%
Acquired films and syndicated series	1,775	1,836	1,824	(3%)	1%
Total programming costs	5,129	5,004	4,485	2%	12%
Other direct operating costs	1,437	1,399	1,247	3%	12%
Costs of revenues[(a)]	$ 6,566	$ 6,403	$ 5,732	3%	12%

(a) Costs of revenues exclude depreciation.

2012 vs. 2011

The increase in Subscription revenues for the year ended December 31, 2012 was primarily due to an increase in domestic subscription revenues of $457 million driven largely by higher domestic rates and an increase in international subscription revenues of $47 million reflecting subscriber growth and the unfavorable impact of foreign exchange rates of approximately $60 million.

The increase in Advertising revenues for the year ended December 31, 2012 primarily reflected domestic growth of $175 million mainly due to higher pricing and additional National Basketball Association games, partially offset by lower international advertising revenues of $56 million primarily due to the unfavorable impact of the Imagine and TNT Turkey Shutdowns and the negative effect of foreign exchange rates of approximately $30 million.

The decrease in Content revenues for the year ended December 31, 2012 was due primarily to lower licensing revenues, including lower revenues from the licensing of original programming. In addition, Content revenues declined due to the shutdown of Turner's TNT television operations in Turkey.

The increase in Costs of revenues for the year ended December 31, 2012 was driven by higher originals and sports programming costs, including a $37 million charge related to the cancellation of an original series, partially offset by lower acquired films and syndicated series programming costs. In addition, the increase in originals and sports programming costs was partially offset by lower programming costs related to the Imagine and TNT Turkey Shutdowns.

For the year ended December 31, 2012, Selling, general and administrative expenses decreased due primarily to lower marketing expenses, which were mainly as a result of declines at Home Box Office including the absence of an HBO GO national marketing campaign in the current year.

As previously noted under "Transactions and Other Items Affecting Comparability," the results for the year ended December 31, 2012 reflect the charges incurred in connection with the Imagine and TNT Turkey Shutdowns, consisting of $174 million primarily related to certain receivables, including value added tax receivables, inventories and long-lived assets, including Goodwill, and $18 million related to exit and other transaction costs. The results for the year ended December 31, 2012 also included a $34 million gain on the settlement of an indemnification obligation related to the Company's 2007 sale of the Braves. In addition, for the years ended December 31, 2012 and 2011, the Networks segment incurred $2 million and $6 million, respectively, of other miscellaneous asset impairments.

The increase in Operating Income was due primarily to higher revenues and lower Selling, general and administrative expenses, partially offset by higher Costs of revenues and the charges incurred in connection with the Imagine and TNT Turkey Shutdowns.

2011 vs. 2010

The increase in Subscription revenues consisted of an increase in domestic subscription revenues of $337 million, mainly due to higher domestic subscription rates, and an increase in international subscription revenues of $158 million, primarily due to international subscriber growth.

The increase in Advertising revenues reflected domestic growth of $301 million, mainly due to strong pricing and Turner airing the NCAA Division I Men's Basketball Championship events (the "NCAA Tournament"). International advertising revenues increased $152 million, primarily due to international growth, including acquisitions.

The increase in Content revenues was due primarily to higher licensing revenues of $105 million at Turner and higher sales of Home Box Office's original programming of $97 million.

The increase in Costs of revenues was driven by higher programming costs and other direct operating costs. The increase in programming costs reflected higher costs for originals and sports programming related primarily to the NCAA Tournament and international growth. Approximately half of the increase in originals and sports programming costs related to the NCAA Tournament. The increase in other direct operating costs was primarily driven by higher international costs mainly related to international growth.

Selling, general and administrative expenses increased due primarily to higher marketing expenses of $63 million, which included expenses associated with an HBO GO national marketing campaign, and higher international costs of $48 million, primarily associated with growth. In addition, for the year ended December 31, 2010, Selling, general and administrative expenses included a $58 million reserve reversal in connection with the resolution of litigation related to the 2004 sale of the Winter Sports Teams.

As previously noted under "Transactions and Other Items Affecting Comparability," the 2011 results included $6 million of noncash impairments primarily related to a tradename impairment, and the 2010 results included a $59 million Gain on operating assets that was recognized upon the Company's acquisition of the controlling interest in HBO Europe, reflecting the excess of the fair value over the Company's carrying costs of its original investment in HBO Europe.

Operating Income increased primarily due to higher revenues, partially offset by higher Costs of revenues, Selling, general and administrative expenses and Restructuring and severance costs. Operating Income growth for the year ended December 31, 2011 was also negatively affected due to the absence of the $59 million Gain on operating assets relating to HBO Europe discussed above.

Film and TV Entertainment. Revenues and Operating Income of the Film and TV Entertainment segment for the years ended December 31, 2012, 2011 and 2010 are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenues:					
Subscription	$ 117	$ 86	$ 66	36%	30%
Advertising	81	85	75	(5%)	13%
Content	11,522	12,274	11,359	(6%)	8%
Other	298	193	122	54%	58%
Total revenues	12,018	12,638	11,622	(5%)	9%
Costs of revenues[(a)]	(8,503)	(9,081)	(8,429)	(6%)	8%
Selling, general and administrative[(a)]	(1,879)	(1,857)	(1,684)	1%	10%
Gain on operating assets	1	9	11	(89%)	(18%)
Asset impairments	(4)	(21)	(9)	(81%)	133%
Restructuring and severance costs	(23)	(41)	(30)	(44%)	37%
Depreciation	(202)	(198)	(186)	2%	6%
Amortization	(180)	(186)	(188)	(3%)	(1%)
Operating Income	$ 1,228	$ 1,263	$ 1,107	(3%)	14%

(a) Costs of revenues and Selling, general and administrative expenses exclude depreciation.

Content revenues primarily relate to theatrical product (which is content made available for initial exhibition in theaters) and television product (which is content made available for initial airing on television). The components of Content revenues for the years ended December 31, 2012, 2011 and 2010 are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Theatrical product:					
Film rentals	$ 1,894	$ 2,101	$ 2,250	(10%)	(7%)
Home video and electronic delivery	2,320	2,866	2,760	(19%)	4%
Television licensing	1,601	1,578	1,621	1%	(3%)
Consumer products and other	208	164	127	27%	29%
Total theatrical product	6,023	6,709	6,758	(10%)	(1%)
Television product:					
Television licensing	3,433	3,371	2,998	2%	12%
Home video and electronic delivery	1,006	877	843	15%	4%
Consumer products and other	299	246	216	22%	14%
Total television product	4,738	4,494	4,057	5%	11%
Other	761	1,071	544	(29%)	97%
Total Content revenues	$ 11,522	$ 12,274	$ 11,359	(6%)	8%

The components of Costs of revenues for the Film and TV Entertainment segment are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Film and television production costs	$ 5,598	$ 5,488	$ 5,194	2%	6%
Print and advertising costs	1,854	2,317	2,168	(20%)	7%
Other costs, including merchandise and related costs	1,051	1,276	1,067	(18%)	20%
Costs of revenues[(a)]	$ 8,503	$ 9,081	$ 8,429	(6%)	8%

(a) Costs of revenues exclude depreciation.

2012 vs. 2011

The decrease in Content revenues for the year ended December 31, 2012 included the net unfavorable impact of foreign exchange rates of approximately $160 million.

Theatrical product revenues from film rentals decreased for the year ended December 31, 2012 reflecting lower revenues from theatrical films released in 2012 of $267 million, partially offset by higher carryover revenues from prior period releases of $60 million. The Company released 17 and 22 theatrical films during 2012 and 2011, respectively.

For the year ended December 31, 2012, theatrical product revenues from home video and electronic delivery decreased due to lower revenues from releases in 2012 of $464 million and lower revenues of $82 million from prior period releases, including catalog. There were 21 and 20 home video and electronic delivery releases in 2012 and 2011, respectively.

Television product revenues from licensing for the year ended December 31, 2012 increased due to higher revenues from initial telecasts of $177 million, mainly reflecting higher fees for certain returning series as well as the timing of network deliveries, partially offset by lower worldwide syndication revenues mainly as a result of the initial off-network availability of *The Big Bang Theory* in 2011.

The increase in television product revenues from home video and electronic delivery for the year ended December 31, 2012 was primarily related to higher electronic delivery revenues reflecting new SVOD agreements and higher EST sales.

The increase in television product revenues from consumer products and other for the year ended December 31, 2012 was primarily due to higher retransmission royalties received.

Other content revenues decreased for the year ended December 31, 2012 primarily due to lower revenues from videogames released in 2012 of $548 million, partially offset by higher revenues from videogame releases in prior periods of $203 million and higher third party distribution revenues of $49 million. The Company released 10 and 13 videogames in 2012 and 2011, respectively.

The increase in Other revenues for the year ended December 31, 2012 primarily reflected higher revenues from the Warner Bros. Studio Tour London – The Making of Harry Potter and higher international television production activities for third parties.

For the year ended December 31, 2012, print and advertising costs declined mainly due to fewer theatrical film releases. The increase in film and television production costs for the year ended December 31, 2012 was mainly due to the mix of product released. Included in film and television production costs are theatrical film valuation adjustments resulting from revisions to estimates of ultimate revenue for certain theatrical films.

Theatrical film valuation adjustments for the years ended December 31, 2012 and 2011 were $92 million and $74 million, respectively. Other costs, including merchandise and related costs, decreased for the year ended December 31, 2012 primarily due to lower distribution costs, associated with lower theatrical home video and videogame sales.

As previously noted under "Transactions and Other Items Affecting Comparability," the 2012 results included $4 million of noncash impairments. The 2011 results included $21 million of noncash impairments, of which $12 million related to capitalized software costs. In addition, the 2011 results included $9 million of noncash gains related to fair value adjustments on certain contingent consideration arrangements.

The decrease in Operating Income for the year ended December 31, 2012 was primarily due to lower Revenues, partially offset by lower Costs of revenues.

2011 vs. 2010

The increase in Content revenues for the year ended December 31, 2011 included the net positive impact of foreign exchange rates of approximately $215 million.

Theatrical product revenues from film rentals decreased due primarily to lower carryover revenues from prior period releases. There were 22 theatrical films released in 2011 as compared to 23 in 2010.

Theatrical product revenues from home video and electronic delivery increased due to higher carryover revenues from prior period releases and catalog revenues of $78 million and higher revenues from releases in 2011 of $28 million. There were 20 home video and electronic delivery releases in 2011 as compared to 29 in 2010.

Theatrical product revenues from television licensing decreased due primarily to the quantity and mix of availabilities.

The increase in television product licensing fees was primarily due to higher revenues from worldwide syndication.

Television product revenues from home video and electronic delivery increased due to higher electronic delivery revenues of $115 million primarily related to the recognition of revenue associated with a licensing agreement with Netflix, Inc. ("Netflix") that allows Netflix's U.S. members to stream previous seasons of the scripted series that aired on The CW Network beginning in fall 2011, as well as previous seasons of new scripted series produced by Warner Bros. or CBS Corporation that premiere on the network through the 2014-2015 broadcast season, partially offset by lower revenues from consumer packaged goods of $81 million.

Other content revenues increased primarily due to higher revenues from videogames released in 2011 as compared to videogames released in 2010.

The increase in Costs of revenues reflected higher film and television production costs, print and advertising costs and other costs. Film and television production costs and print and advertising costs increased mainly due to the mix of product released. Included in film and television production costs are theatrical film valuation adjustments as a result of revisions to estimates of ultimate revenue for certain theatrical films. For the years ended December 31, 2011 and 2010, theatrical film valuation adjustments were $74 million and $78 million, respectively. Other costs increased primarily due to higher merchandise costs mainly associated with the increase in videogame sales.

The increase in Selling, general and administrative expenses was primarily due to higher costs associated with new business initiatives and acquisitions of $60 million, higher employee-related costs of $41 million and higher distribution fees of $34 million, primarily associated with certain videogames.

As previously noted under "Transactions and Other Items Affecting Comparability," the 2011 results included $21 million of noncash impairments, of which $12 million related to capitalized software costs. In addition, the 2011 results included $9 million of noncash gains related to fair value adjustments on certain contingent consideration arrangements. The 2010 results included an $11 million noncash gain related to a fair value adjustment on certain contingent consideration arrangements and a $9 million noncash impairment of intangible assets related to the termination of a videogames licensing relationship.

The increase in Operating Income was primarily due to higher Revenues, partially offset by higher Costs of revenues and Selling, general and administrative expenses.

Publishing. Revenues and Operating Income of the Publishing segment for the years ended December 31, 2012, 2011 and 2010 are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenues:					
Subscription	$ 1,210	$ 1,271	$ 1,291	(5%)	(2%)
Advertising	1,819	1,923	1,935	(5%)	(1%)
Content	91	84	68	8%	24%
Other	316	399	381	(21%)	5%
Total revenues	3,436	3,677	3,675	(7%)	—
Costs of revenues[a]	(1,364)	(1,400)	(1,359)	(3%)	3%
Selling, general and administrative[a]	(1,456)	(1,537)	(1,580)	(5%)	(3%)
Loss on operating assets	(36)	—	—	NM	NM
Asset impairments	(6)	(17)	(11)	(65%)	55%
Restructuring and severance costs	(27)	(18)	(61)	50%	(70%)
Depreciation	(91)	(100)	(108)	(9%)	(7%)
Amortization	(36)	(42)	(41)	(14%)	2%
Operating Income	$ 420	$ 563	$ 515	(25%)	9%

[a] Costs of revenues and Selling, general and administrative expenses exclude depreciation.

The components of Costs of revenues for the Publishing segment are as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Production costs	$ 795	$ 848	$ 807	(6%)	5%
Editorial costs	487	474	472	3%	—
Other	82	78	80	5%	(3%)
Costs of revenues[a]	$ 1,364	$ 1,400	$ 1,359	(3%)	3%

[a] Costs of revenues exclude depreciation.

2012 vs. 2011

For the year ended December 31, 2012, Subscription revenues decreased primarily due to lower newsstand sales, mainly as a result of market conditions in the magazine publishing industry as well as the current economic environment in the US and internationally.

For the year ended December 31, 2012, Advertising revenues decreased primarily due to lower magazine advertising revenues mainly as a result of fewer pages sold due to market conditions in the magazine publishing industry as well as the current economic environment in the US and internationally.

For the year ended December 31, 2012, Other revenues decreased primarily due to the absence of the QSP Business.

For the year ended December 31, 2012, the transfer of the management of the *SI.com* and *Golf.com* websites to Time Inc. from Turner in the second quarter of 2012 had a positive effect on Advertising revenues of $26 million and a corresponding negative effect on Other revenues.

The Company expects that the soft market conditions associated with the Publishing segment's magazine advertising revenues and newsstand sales will continue in the near term.

For the year ended December 31, 2012, Costs of revenues decreased due primarily to lower production costs, mainly reflecting reduced print volume, partially offset by higher editorial costs associated with investments in websites and tablet editions of magazines.

For the year ended December 31, 2012, Selling, general and administrative expenses decreased primarily due to lower costs of $65 million as a result of the sale of the QSP Business as well as lower compensation, including bonuses.

As previously noted under "Transactions and Other Items Affecting Comparability," the results for the year ended December 31, 2012 included a $36 million loss on operating assets in connection with the sale of the QSP Business and $6 million of noncash impairments. The 2011 results included $17 million of noncash impairments of which $11 million related to a tradename impairment.

The Publishing segment expects to incur charges of approximately $60 million during the first quarter of 2013 in connection with a significant restructuring, primarily consisting of headcount reductions.

Operating Income decreased for the year ended December 31, 2012 primarily due to lower Revenues and the $36 million loss on operating assets in connection with the sale of the QSP Business, offset in part by lower expenses.

2011 vs. 2010

Subscription revenues decreased primarily due to lower domestic newsstand sales of $23 million, particularly in the celebrity category, and lower international subscription revenues of $16 million primarily due to the disposal by sale of certain magazines at IPC in the fourth quarter of 2010 (the "IPC Sales"), partially offset by higher domestic subscription sales of $18 million.

Advertising revenues decreased primarily reflecting lower international advertising revenues of $11 million due primarily to the IPC Sales and lower website advertising revenues of $9 million due to the negative impact of the transfer of the management of the *SI.com* and *Golf.com* websites from Time Inc. to Turner in the fourth quarter of 2010. These decreases were partially offset by higher custom publishing revenues of $12 million.

The increase in Other revenues was due to the license fee for *SI.com* and *Golf.com* received from Turner following the transfer of the websites' management to Turner.

Costs of revenues increased primarily due to higher production costs, which largely reflected higher paper costs.

Selling, general and administrative expenses decreased primarily due to cost savings initiatives as well as $17 million of reductions in expenses due to the transfer of the management of the *SI.com* and *Golf.com* websites to Turner in the fourth quarter of 2010 and the IPC Sales.

As previously noted under "Transactions and Other Items Affecting Comparability," the 2011 results included $17 million of noncash impairments of which $11 million related to a tradename impairment. The 2010 results included $11 million of noncash impairments related to certain intangible assets.

Operating Income increased due primarily to lower Selling, general and administrative expenses and lower Restructuring and severance costs, partially offset by an increase in Costs of revenues.

Corporate. Operating Loss of the Corporate segment for the years ended December 31, 2012, 2011 and 2010 was as follows (millions):

	Year Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Selling, general and administrative[a]	$ (332)	$ (316)	$ (336)	5%	(6%)
Gain on operating assets	10	—	—	NM	NM
Restructuring and severance costs	(2)	(2)	—	—	NM
Depreciation	(28)	(29)	(38)	(3%)	(24%)
Operating Loss	$ (352)	$ (347)	$ (374)	1%	(7%)

[a] Selling, general and administrative expenses exclude depreciation.

2012 vs. 2011

As previously noted under "Transactions and Other Items Affecting Comparability," the results for the year ended December 31, 2012 included a $10 million gain on the disposal of certain corporate assets.

For the year ended December 31, 2012, Operating Loss increased due primarily to higher costs related to investments in enterprise efficiency initiatives, offset in part by a change in estimate associated with the Company's employee benefit plans of approximately $15 million. The enterprise efficiency initiatives involve the centralization of certain administrative functions to generate cost savings or other benefits for the Company.

For the years ended December 31, 2012 and 2011, Selling, general and administrative expenses included $51 million and $21 million, respectively, of costs related to enterprise efficiency initiatives.

2011 vs. 2010

Operating Loss decreased due primarily to lower legal and other professional fees of $14 million related to the defense of former employees in various lawsuits and lower depreciation expense due to certain building improvements becoming fully depreciated.

For the years ended December 31, 2011 and 2010, Selling, general and administrative expenses included $21 million and $8 million, respectively, of costs related to enterprise efficiency initiatives.

FINANCIAL CONDITION AND LIQUIDITY

Management believes that cash generated by or available to the Company should be sufficient to fund its capital and liquidity needs for the foreseeable future, including scheduled debt repayments, quarterly dividend payments and the purchase of common stock under the Company's stock repurchase program. Time Warner's sources of cash include Cash provided by operations from continuing operations, Cash and equivalents on hand, available borrowing capacity under its committed credit facilities and commercial paper program and access to capital markets. Time Warner's unused committed capacity at December 31, 2012 was $7.863 billion, which included $2.841 billion of Cash and equivalents.

Current Financial Condition

At December 31, 2012, Time Warner had net debt of $17.030 billion ($19.871 billion of debt less $2.841 billion of Cash and equivalents) and $29.877 billion of Shareholders' equity, compared to net debt of $16.048 billion ($19.524 billion of debt less $3.476 billion of Cash and equivalents) and $29.957 billion of Shareholders' equity at December 31, 2011.

The following table shows the significant items contributing to the increase in net debt from December 31, 2011 to December 31, 2012 (millions):

Balance at December 31, 2011	$ 16,048
Cash provided by operations from continuing operations	(3,476)
Capital expenditures	643
Repurchases of common stock	3,272
Dividends paid to common stockholders	1,011
Investments and acquisitions, net of cash acquired	705
Proceeds from the exercise of stock options	(1,107)
All other, net	(66)
Balance at December 31, 2012	$ 17,030

On January 31, 2012, the Company's Board of Directors authorized a $4.0 billion stock repurchase program that commenced after the completion of the Company's $5.0 billion stock repurchase program in February 2012. On January 31, 2013, Time Warner's Board of Directors authorized up to $4.0 billion of share repurchases beginning January 1, 2013, including amounts available under the Company's prior stock repurchase program as of December 31, 2012. Purchases under the stock repurchase program may be made from time to time on the open market and in privately negotiated transactions. The size and timing of these purchases are based on a number of factors, including price and business and market conditions. From January 1, 2012 through December 31, 2012, the Company repurchased 80 million shares of common stock for $3.302 billion pursuant to trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). From January 1, 2013 through February 15, 2013, the Company repurchased 4 million shares of common stock for $201 million pursuant to trading plans under Rule 10b5-1 of the Exchange Act.

Time Warner's $432 million aggregate principal amount of 9.125% debentures due 2013 matured on January 15, 2013, and the Company paid such aggregate principal amount and the accrued interest in cash on the maturity date.

Cash Flows

Cash and equivalents decreased by $635 million for the year ended December 31, 2012, $187 million for the year ended December 31, 2011 and $1.070 billion for the year ended December 31, 2010. Components of these changes are discussed below in more detail.

Operating Activities from Continuing Operations

Details of Cash provided by operations from continuing operations are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Operating Income	$ 5,918	$ 5,805	$ 5,428
Depreciation and amortization	892	922	938
Net interest payments[a]	(1,220)	(1,079)	(1,060)
Net income taxes paid[b]	(1,274)	(1,079)	(958)
Amounts paid to settle litigation	—	—	(250)
All other, net, including working capital changes	(840)	(1,121)	(784)
Cash provided by operations from continuing operations	$ 3,476	$ 3,448	$ 3,314

(a) Includes interest income received of $42 million, $40 million and $26 million in 2012, 2011 and 2010, respectively.

(b) Includes income tax refunds received of $78 million, $95 million and $90 million in 2012, 2011 and 2010, respectively, and income tax sharing payments to TWC of $6 million and $87 million in 2012 and 2010, respectively.

Cash provided by operations from continuing operations for the year ended December 31, 2012 was essentially flat as lower cash used by working capital, which primarily reflected lower production spending, and higher Operating Income were largely offset by higher net income taxes paid and higher net interest payments related to higher average net debt in 2012.

The increase in Cash provided by operations from continuing operations for the year ended December 31, 2011 was related primarily to higher Operating Income as well as significant amounts paid in 2010 to settle litigation. This was partially offset by higher cash used by working capital, reflecting higher production spending, and higher net income taxes paid.

Investing Activities

Details of Cash used by investing activities are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Investments in available-for-sale securities	$ (37)	$ (34)	$ (16)
Investments and acquisitions, net of cash acquired:			
CME	(171)	(61)	—
Bleacher Report	(170)	—	—
HBO LAG	—	(65)	(217)
HBO Europe	—	—	(136)
Chilevision	—	—	(134)
Shed Media	—	—	(100)
All other	(327)	(239)	(347)
Capital expenditures	(643)	(772)	(631)
All other investment and sale proceeds	102	85	145
Cash used by investing activities	$ (1,246)	$ (1,086)	$ (1,436)

Cash used by investing activities for the year ended December 31, 2012 increased primarily due to higher investments and acquisitions spending, partially offset by a decrease in capital expenditures.

The decrease in Cash used by investing activities from continuing operations for the year ended December 31, 2011 was primarily the result of lower investments and acquisitions spending, partially offset by higher Capital expenditures and lower investment and sale proceeds.

Financing Activities

Details of Cash used by financing activities are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Borrowings	$ 1,039	$ 3,037	$ 5,243
Debt repayments	(686)	(80)	(4,910)
Proceeds from the exercise of stock options	1,107	204	121
Excess tax benefit from equity instruments	83	22	7
Principal payments on capital leases	(11)	(12)	(14)
Repurchases of common stock	(3,272)	(4,611)	(2,016)
Dividends paid	(1,011)	(997)	(971)
Other financing activities	(80)	(96)	(384)
Cash used by financing activities	$ (2,831)	$ (2,533)	$ (2,924)

Cash used by financing activities for the year ended December 31, 2012 increased primarily due to a decrease in Borrowings net of Debt repayments, partially offset by a decrease in Repurchases of common stock made in connection with the Company's common stock repurchase programs and higher Proceeds from the exercise of stock options. During the year ended December 31, 2012, the Company issued approximately 35 million shares of common stock and received $1.107 billion in connection with the exercise of stock options. At December 31, 2012, all of the approximately 39 million exercisable stock options outstanding on such date had exercise prices below the closing price of the Company's common stock on the New York Stock Exchange on that day.

The decrease in Cash used by financing activities from continuing operations for the year ended December 31, 2011 was primarily due to an increase in Borrowings net of Debt repayments, less cash used by Other financing activities and higher Proceeds from the exercise of stock options, partially offset by an increase in Repurchases of common stock made in connection with the Company's common stock repurchase program. Other financing activities for the year ended December 31, 2010 include premiums and transaction costs paid in connection with debt redemptions in 2010.

Outstanding Debt and Other Financing Arrangements

Outstanding Debt and Committed Financial Capacity

At December 31, 2012, Time Warner had total committed capacity, defined as maximum available borrowings under various existing debt arrangements and cash and short-term investments, of $27.803 billion. Of this committed capacity, $7.863 billion was unused and $19.871 billion was outstanding as debt. At December 31, 2012, total committed capacity, outstanding letters of credit, outstanding debt and total unused committed capacity were as follows (millions):

	Committed Capacity[a]	Letters of Credit[b]	Outstanding Debt[c]	Unused Committed Capacity
Cash and equivalents	$ 2,841	$ —	$ —	$ 2,841
Revolving credit facilities and commercial paper program[d]	5,000	2	—	4,998
Fixed-rate public debt	19,620	—	19,620	—
Other obligations[e]	342	67	251	24
Total	$ 27,803	$ 69	$ 19,871	$ 7,863

(a) The revolving credit facilities, commercial paper program and public debt of the Company rank pari passu with the senior debt of the respective obligors thereon. The weighted average maturity of the Company's outstanding debt and other financing arrangements was 14.4 years as of December 31, 2012.

(b) Represents the portion of committed capacity, including from bilateral letter of credit facilities, reserved for outstanding and undrawn letters of credit.

(c) Represents principal amounts adjusted for premiums and discounts. At December 31, 2012, the principal amounts of the Company's public debt matures as follows: $732 million in 2013 (classified as current on the accompanying Consolidated Balance Sheet at December 31, 2012), $0 in 2014, $1.000 billion in 2015, $1.150 billion in 2016, $500 million in 2017 and $16.381 billion thereafter. In the period after 2017, no more than $2.0 billion will mature in any given year.

(d) The revolving credit facilities consist of two $2.5 billion revolving credit facilities. The Company may issue unsecured commercial paper notes up to the amount of the unused committed capacity under the revolving credit facilities.

(e) Unused committed capacity includes committed financings of subsidiaries under local bank credit agreements. Other debt obligations totaling $17 million are due within the next twelve months.

2012 Debt Offering

On June 13, 2012, Time Warner issued $1.0 billion aggregate principal amount of debt securities from its shelf registration statement, consisting of $500 million aggregate principal amount of 3.40% Notes due 2022 and $500 million aggregate principal amount of 4.90% Debentures due 2042.

Revolving Credit Facilities

On December 14, 2012, Time Warner amended its $5.0 billion senior unsecured credit facilities (the "Revolving Credit Facilities"), which consist of two $2.5 billion revolving credit facilities. The amendment extended the maturity date of one of the revolving credit facilities from September 27, 2015 to December 14, 2017. The maturity date of the other revolving credit facility was not affected by the amendment and remains September 27, 2016.

The funding commitments under the Revolving Credit Facilities are provided by a geographically diverse group of 20 major financial institutions based in countries including Canada, France, Germany, Japan, Spain, Switzerland, the United Kingdom and the U.S. In addition, 19 of these financial institutions have been identified by international regulators as among the 29 financial institutions that they deem to be systemically important. None of the financial institutions in the Revolving Credit Facilities accounts for more than 7% of the aggregate undrawn loan commitments.

Commercial Paper Program

The Company has a commercial paper program, which was established on February 16, 2011 on a private placement basis, under which Time Warner may issue unsecured commercial paper notes up to a maximum aggregate amount not to exceed the unused committed capacity under the Revolving Credit Facilities, which support the commercial paper program.

Additional Information

The obligations of each of the borrowers under the Revolving Credit Facilities and the obligations of Time Warner under the commercial paper program and the Company's outstanding public debt are directly or indirectly guaranteed on an unsecured basis by Historic TW, Home Box Office and Turner (other than the $2 billion of public debt issued by Time Warner in 2006, which is not guaranteed by Home Box Office). See Note 8, "Long-Term Debt and Other Financing Arrangements," to the accompanying consolidated financial statements for additional information regarding the Company's outstanding debt and other financing arrangements, including certain information about maturities, interest rates, covenants, rating triggers and bank credit agreement leverage ratios relating to such debt and financing arrangements.

Contractual and Other Obligations

Contractual Obligations

In addition to the financing arrangements discussed above, the Company has obligations under certain contractual arrangements to make future payments for goods and services. These contractual obligations secure the future rights to various assets and services to be used in the normal course of operations. For example, the Company is contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with applicable accounting rules, the future rights and obligations pertaining to certain firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities in the accompanying Consolidated Balance Sheet.

The following table summarizes the Company's aggregate contractual obligations at December 31, 2012, and the estimated timing and effect that such obligations are expected to have on the Company's liquidity and cash flows in future periods (millions):

Contractual Obligations[a][b][c]	Total	2013	2014-2015	2016-2017	Thereafter
Purchase obligations:					
Network programming obligations[d]	$ 17,334	$ 2,682	$ 4,179	$ 3,067	$ 7,406
Creative talent and employment agreements[e]	1,583	955	563	59	6
Other purchase obligations[f]	1,589	637	545	179	228
Total purchase obligations	20,506	4,274	5,287	3,305	7,640
Outstanding debt obligations (Note 8)	19,954	740	1,000	1,650	16,564
Interest (Note 8)	19,016	1,200	2,310	2,196	13,310
Capital lease obligations (Note 8)	74	13	23	18	20
Operating lease obligations (Note 16)	2,121	422	741	598	360
Total contractual obligations	$ 61,671	$ 6,649	$ 9,361	$ 7,767	$ 37,894

(a) The table does not include the effects of certain put/call or other buy-out arrangements that are contingent in nature involving certain of the Company's investees (Note 16).

(b) The table does not include the Company's reserve for uncertain tax positions and related accrued interest and penalties, which at December 31, 2012 totaled $2.646 billion, as the specific timing of any cash payments relating to this obligation cannot be projected with reasonable certainty.

(c) The references to Note 8 and Note 16 refer to the notes to the accompanying consolidated financial statements.

(d) The Networks segment enters into contracts to license sports programming to carry on its television networks. The amounts in the table include minimum payment obligations to sports leagues and organizations (e.g., NCAA, NBA, MLB) to air the programming over the contract period. Included in the table is $9.4 billion payable to the NCAA over the 12 years remaining on the agreement, which does not include amounts recoupable from CBS and $2.6 billion payable to MLB under the agreement Turner and MLB entered into in 2012, which is effective 2014 through 2021. The Networks segment also enters into licensing agreements with certain production studios to acquire the rights to air motion pictures and television series. The pricing structures in these contracts differ in that some agreements require a fixed amount per film or television series and others are based on a percentage of the film's box office receipts (with license fees generally capped at specified amounts), or a combination of both. The amounts included in the table represent obligations for television series and films that were released theatrically as of December 31, 2012 and are calculated using the actual or estimated box office performance or fixed amounts, based on the applicable agreement.

(e) The Company's commitments under creative talent and employment agreements include obligations to executives, actors, producers, authors, and other talent under contractual arrangements, including union contracts and contracts with other organizations that represent such creative talent.

(f) Other purchase obligations principally include: (1) advertising, marketing, distribution and sponsorship obligations including minimum guaranteed royalty and marketing payments to vendors and content providers, primarily at the Networks and Film and TV Entertainment segments; (2) obligations related to the Company's postretirement and unfunded defined benefit pension plans; (3) obligations to purchase information technology licenses and services; (4) obligations related to payments to the NCAA for Basketball Fan Festival rights at the Networks segment and (5) obligations to purchase general and administrative items and services.

The Company's material contractual obligations at December 31, 2012 include:

- Purchase obligations — represents an agreement to purchase goods or services that is enforceable and legally binding on the Company and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts do not represent all anticipated purchases, but represent only those purchases the Company is contractually obligated to make. The Company also purchases products and services as needed, with no firm commitment. For this reason, the amounts presented in the table alone do not provide a reliable indicator of all of the Company's expected future cash outflows. For purposes of identifying and accumulating purchase obligations, all material contracts meeting the definition of a purchase obligation have been included. For those contracts involving a fixed or minimum quantity, but with variable pricing terms, the Company has estimated the contractual obligation based on its best estimate of the pricing that will be in effect at the time the obligation is incurred. Additionally, the Company has included only the obligations under the contracts as they existed at December 31, 2012, and has not assumed that the contracts will be renewed or replaced at the end of their respective terms. If a contract includes a penalty for non-renewal, the Company has included that penalty, assuming it will be paid in the period after the contract expires. If Time Warner can unilaterally terminate an agreement simply by providing a certain number of days notice or by paying a termination fee, the Company has included the amount of the termination fee or the amount that would be paid over the "notice period." Contracts that can be unilaterally terminated without incurring a penalty have not been included.

- Outstanding debt obligations — represents the principal amounts due on outstanding debt obligations as of December 31, 2012. Amounts do not include any fair value adjustments, bond premiums, discounts, interest payments or dividends.
- Interest — represents amounts due based on the outstanding debt balances, interest rates and maturity schedules of the respective instruments as of December 31, 2012. The amount of interest ultimately paid on these instruments may differ based on changes in interest rates.
- Capital lease obligations — represents the minimum lease payments under noncancelable capital leases, primarily for certain transponder leases at the Networks segment.
- Operating lease obligations — represents the minimum lease payments under noncancelable operating leases, primarily for the Company's real estate and operating equipment.

Most of the Company's other long-term liabilities reflected in the accompanying Consolidated Balance Sheet have been included in Network programming obligations in the table of contractual obligations above, the most significant of which is an approximate $1.197 billion liability for film licensing obligations. However, certain long-term liabilities and deferred credits have been excluded from the table because there are no cash outflows associated with them (e.g., deferred revenue) or because the cash outflows associated with them are uncertain or do not meet the definition of a purchase obligation (e.g., deferred taxes, participations and royalties, deferred compensation and other miscellaneous items).

Future Film and Television Licensing Obligations

In addition to the contractual obligations described above, the Company has certain future film and television licensing obligations, which represent studio movie and television deal commitments to acquire the rights to air film and television content that will be released in the future (i.e., after December 31, 2012). These arrangements do not meet the definition of a purchase obligation because there are neither fixed nor minimum quantities under the arrangements. Because future film and television licensing obligations are significant to its business, the Company has summarized these arrangements below. Given the variability in the terms of these arrangements, significant estimates were involved in the determination of these obligations, including giving consideration to historical box office performance and studio release trends. Actual amounts could differ significantly from these estimates (millions).

	Total	2013	2014-2015	2016-2017	Thereafter
Future Film and Television Licensing Obligations	$ 6,984	$ 570	$ 1,200	$ 1,379	$ 3,835

Contingent Commitments

The Company has certain contractual arrangements that require it to make payments or provide funding if certain circumstances occur. See Note 16, "Commitments and Contingencies," to the accompanying consolidated financial statements for further discussion of this item.

Customer Credit Risk

Customer credit risk represents the potential for financial loss if a customer is unwilling or unable to meet its agreed upon contractual payment obligations. Credit risk in the Company's businesses originates from sales of various products or services and is dispersed among many different counterparties. At December 31, 2012, no single customer had a receivable balance greater than 5% of total Receivables. The Company's exposure to customer credit risk is largely concentrated in the following categories (amounts presented below are net of reserves and allowances):

- Various retailers for home entertainment product of approximately $1.0 billion;
- Various television network operators for licensed TV and film product of approximately $3.0 billion;
- Various cable system operators, satellite service distributors, telephone companies and other distributors for the distribution of television programming services of approximately $1.5 billion; and
- Various advertisers and advertising agencies related to advertising services of approximately $1.4 billion.

For additional information regarding Time Warner's accounting policies relating to customer credit risk, refer to Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies," to the accompanying consolidated financial statements.

MARKET RISK MANAGEMENT

Market risk is the potential gain/loss arising from changes in market rates and prices, such as interest rates, foreign currency exchange rates and changes in the market value of financial instruments.

Interest Rate Risk

Time Warner has issued fixed-rate debt that at December 31, 2012 and 2011 had an outstanding balance of $19.620 billion and $19.251 billion, respectively, and an estimated fair value of $24.241 billion and $22.800 billion, respectively. Based on Time Warner's fixed-rate debt obligations outstanding at December 31, 2012, a 25 basis point increase or decrease in the level of interest rates would decrease or increase, respectively, the fair value of the fixed-rate debt by approximately $560 million. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of fixed-rate debt and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period.

At December 31, 2012 and 2011, the Company had a cash balance of $2.841 billion and $3.476 billion, respectively, which is primarily invested in short-term variable-rate interest-earning assets. Based on Time Warner's short-term variable-rate interest-earning assets outstanding at December 31, 2012, a 25 basis point increase or decrease in the level of interest rates would have an insignificant impact on pretax income.

Foreign Currency Risk

Time Warner principally uses foreign exchange contracts to hedge the risk related to unremitted or forecasted royalties and license fees owed to Time Warner domestic companies for the sale or anticipated sale of U.S. copyrighted products abroad because such amounts may be adversely affected by changes in foreign currency exchange rates. Similarly, the Company enters into foreign exchange contracts to hedge certain film production costs denominated in foreign currencies as well as other transactions, assets and liabilities denominated in foreign currencies. As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, Time Warner hedges a portion of its foreign currency exposures anticipated over a rolling twelve-month period. The hedging period for royalties and license fees covers revenues expected to be recognized during the calendar year; however, there is often a lag between the time that revenue is recognized and the transfer of foreign-denominated cash to U.S. dollars. To hedge this exposure, Time Warner principally uses foreign exchange contracts that generally have maturities of three months to eighteen months and provide continuing coverage throughout the hedging period. At December 31, 2012 and 2011, Time Warner had contracts for the sale and the purchase of foreign currencies at fixed rates as summarized below by currency (millions):

	December 31, 2012		December 31, 2011	
	Sales	Purchases	Sales	Purchases
British pound	$ 701	$ 425	$ 915	$ 594
Euro	371	426	525	434
Canadian dollar	692	425	771	548
Australian dollar	485	269	676	474
Other	718	244	656	530
Total	$ 2,967	$ 1,789	$ 3,543	$ 2,580

Based on the foreign exchange contracts outstanding at December 31, 2012, a 10% devaluation of the U.S. dollar as compared to the level of foreign exchange rates for currencies under contract at December 31, 2012 would result in a decrease of approximately $118 million in the value of such contracts. Conversely, a 10% appreciation of the U.S. dollar would result in an increase of approximately $118 million in the value of such contracts. For a hedge of forecasted royalty or license fees denominated in a foreign currency, consistent with the nature of the economic hedge provided by such foreign exchange contracts, unrealized gains or losses largely would be offset by corresponding decreases or increases, respectively, in the dollar value of future foreign currency royalty and license fee payments. See Note 7, "Derivative Instruments," to the accompanying consolidated financial statements for additional information.

Equity Risk

The Company is exposed to market risk as it relates to changes in the market value of its investments. The Company invests in equity instruments of public and private companies for operational and strategic business purposes. These securities are subject to significant fluctuations in fair market value due to the volatility of the stock markets and the industries in which the companies operate. At December 31, 2012 and 2011, these securities, which are classified in Investments, including available-for-sale securities in the accompanying Consolidated Balance Sheet, included $931 million and $939 million, respectively, of investments accounted for using the equity method of accounting, $390 million and $204 million, respectively, of cost-method investments, $609 million and $591 million, respectively, of investments related to the Company's deferred compensation program and $117 million and $86 million, respectively, of investments in available-for-sale securities.

The potential loss in fair value resulting from a 10% adverse change in the prices of the Company's equity-method investments, cost-method investments and available-for-sale securities would be approximately $145 million. The potential loss in fair value resulting from a 10% adverse change in the prices of the certain of the Company's deferred compensation investments accounted for as trading securities would be approximately $25 million. While Time Warner has recognized all declines that are believed to be other-than-temporary, it is reasonably possible that individual investments in the Company's portfolio may experience an other-than-temporary decline in value in the future if the underlying investee company experiences poor operating results or the U.S. or certain foreign equity markets experience declines in value.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by the management of Time Warner, and the related disclosures have been reviewed with the Audit and Finance Committee of the Board of Directors of the Company. The Company considers policies relating to the following matters to be critical accounting policies:

- Impairment of Goodwill and Intangible Assets;
- Multiple-Element Transactions;
- Income Taxes;
- Film and Television Production Cost Recognition, Participations and Residuals and Impairments;
- Gross versus Net Revenue Recognition; and
- Sales Returns and Pricing Rebates.

For a discussion of each of the Company's critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies, see Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies," to the accompanying consolidated financial statements.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This 2012 Annual Report to Stockholders contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance in connection with discussions of future operating or financial performance. Examples of forward-looking statements in this 2012 Annual Report to Stockholders include, but are not limited to, statements regarding (i) the adequacy of the Company's liquidity to meet its needs for the foreseeable future, (ii) the Company's international expansion plans, (iii) the Company's anticipated contributions to certain international defined benefit plans in 2013, (iv) the Company's expectation that soft market conditions associated with the Publishing segment's magazine advertising and newsstand sales will continue in the near term, (v) the Company's expectation that the Publishing segment will incur charges in connection with a significant restructuring in the first quarter of 2013, (vi) the Company's compliance with the debt covenants in the credit agreement for the Revolving Credit Facilities and public debt indentures, (vii) the Company's expectation that it will begin accounting for its investment in CME under the equity method of accounting after the expiration of a voting agreement relating to its shares of CME and (viii) the Company's expectation that subscription revenues generated by basic cable networks and premium pay television services in the industry will grow.

The Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company's actual results may vary materially from those expressed or implied in its forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those in its forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors:

- recent and future changes in technology, services and standards, including, but not limited to, alternative methods for the delivery, storage and consumption of digital media and evolving home entertainment formats;
- changes in consumer behavior, including changes in spending behavior and changes in when, where and how digital content is consumed;
- the popularity of the Company's content;
- changes in the Company's plans, initiatives and strategies, and consumer acceptance thereof;
- competitive pressures, including as a result of audience fragmentation and changes in technology;
- the Company's ability to deal effectively with economic slowdowns or other economic or market difficulties;
- changes in advertising market conditions or advertising expenditures due to, among other things, economic conditions, changes in consumer behavior, pressure from public interest groups, changes in laws and regulations and other societal or political developments;
- piracy and the Company's ability to exploit and protect its intellectual property rights in and to its content and other products;
- lower than expected valuations associated with the cash flows and revenues at Time Warner's reporting units, which could result in Time Warner's inability to realize the value of recorded intangible assets and goodwill at those reporting units;
- increased volatility or decreased liquidity in the capital markets, including any limitation on the Company's ability to access the capital markets for debt securities, refinance its outstanding indebtedness or obtain bank financings on acceptable terms;
- the effects of any significant acquisitions, dispositions and other similar transactions by the Company;
- the failure to meet earnings expectations;
- the adequacy of the Company's risk management framework;
- changes in U.S. GAAP or other applicable accounting policies;
- the impact of terrorist acts, hostilities, natural disasters (including extreme weather) and pandemic viruses;
- a disruption or failure of network and information systems or other technology on which the Company's businesses rely;
- the effect of union or labor disputes or player lockouts affecting the professional sports leagues whose programming is shown on the Company's networks;
- changes in tax, federal communication and other laws and regulations;
- changes in foreign exchange rates and in the stability and existence of the Euro; and
- the other risks and uncertainties detailed in "Risk Factors" in this 2012 Annual Report to Stockholders.

Any forward-looking statements made by the Company in this 2012 Annual Report to Stockholders speak only as of the date on which they are made. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, subsequent events or otherwise.

TIME WARNER INC.
CONSOLIDATED BALANCE SHEET
(millions, except share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets		
Cash and equivalents	$ 2,841	$ 3,476
Receivables, less allowances of $1,757 and $1,957	7,385	6,922
Inventories	2,060	1,890
Deferred income taxes	474	663
Prepaid expenses and other current assets	528	481
Total current assets	13,288	13,432
Noncurrent inventories and theatrical film and television production costs	6,785	6,594
Investments, including available-for-sale securities	2,047	1,820
Property, plant and equipment, net	3,942	3,963
Intangible assets subject to amortization, net	2,108	2,232
Intangible assets not subject to amortization	7,642	7,805
Goodwill	30,446	30,029
Other assets	2,046	1,926
Total assets	$ 68,304	$ 67,801
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,069	$ 7,815
Deferred revenue	1,011	1,084
Debt due within one year	749	23
Total current liabilities	9,829	8,922
Long-term debt	19,122	19,501
Deferred income taxes	2,127	2,541
Deferred revenue	523	549
Other noncurrent liabilities	6,825	6,334
Commitments and Contingencies (Note 16)		
Equity		
Common stock, $0.01 par value, 1.652 billion and 1.652 billion shares issued and 932 million and 974 million shares outstanding	17	17
Paid-in-capital	154,577	156,114
Treasury stock, at cost (720 million and 678 million shares)	(35,077)	(33,651)
Accumulated other comprehensive loss, net	(988)	(852)
Accumulated deficit	(88,652)	(91,671)
Total Time Warner Inc. shareholders' equity	29,877	29,957
Noncontrolling interests	1	(3)
Total equity	29,878	29,954
Total liabilities and equity	$ 68,304	$ 67,801

See accompanying notes.

TIME WARNER INC.
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31,
(millions, except share amounts)

	2012	2011	2010
Revenues:			
Subscription	$ 9,997	$ 9,523	$ 9,028
Advertising	6,121	6,116	5,682
Content	11,832	12,635	11,565
Other	779	700	613
Total revenues	28,729	28,974	26,888
Costs of revenues	(15,934)	(16,311)	(15,023)
Selling, general and administrative	(6,333)	(6,439)	(6,126)
Amortization of intangible assets	(248)	(269)	(264)
Restructuring and severance costs	(119)	(113)	(97)
Asset impairments	(186)	(44)	(20)
Gain on operating assets, net	9	7	70
Operating income	5,918	5,805	5,428
Interest expense, net	(1,253)	(1,210)	(1,178)
Other loss, net	(123)	(229)	(331)
Income before income taxes	4,542	4,366	3,919
Income tax provision	(1,526)	(1,484)	(1,348)
Net income	3,016	2,882	2,571
Less Net loss attributable to noncontrolling interests	3	4	7
Net income attributable to Time Warner Inc. shareholders	$ 3,019	$ 2,886	$ 2,578
Per share information attributable to Time Warner Inc. common shareholders:			
Basic net income per common share	$ 3.14	$ 2.74	$ 2.27
Average basic common shares outstanding	954.4	1,046.2	1,128.4
Diluted net income per common share	$ 3.09	$ 2.71	$ 2.25
Average diluted common shares outstanding	976.3	1,064.5	1,145.3
Cash dividends declared per share of common stock	$ 1.04	$ 0.94	$ 0.85

See accompanying notes.

TIME WARNER INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31,
(millions)

	2012	2011	2010
Net income	$ 3,016	$ 2,882	$ 2,571
Other comprehensive income, net of tax:			
Foreign currency translation:			
Unrealized gains (losses) occurring during the period	39	(54)	(131)
Less Reclassification adjustment for losses realized in net income	10	—	—
Change in foreign currency translation	49	(54)	(131)
Unrealized gains (losses) on securities:			
Unrealized gains (losses) occurring during the period	1	4	(2)
Less Reclassification adjustment for losses realized in net income	—	—	1
Net gains (losses) on securities	1	4	(1)
Benefit obligation:			
Unrealized gains (losses) occurring during the period	(206)	(209)	27
Less Reclassification adjustment for losses realized in net income	18	13	28
Net benefit obligations	(188)	(196)	55
Derivative financial instruments:			
Unrealized gains (losses) occurring during the period	3	7	(1)
Less Reclassification adjustment for (gains) losses realized in net income	(1)	19	26
Net gains on derivative financial instruments	2	26	25
Other comprehensive loss	(136)	(220)	(52)
Comprehensive income	2,880	2,662	2,519
Less Comprehensive loss attributable to noncontrolling interest	3	4	7
Comprehensive income attributable to Time Warner Inc. shareholders	$ 2,883	$ 2,666	$ 2,526

See accompanying notes.

TIME WARNER INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31,
(millions)

	2012	2011	2010
OPERATIONS			
Net income	$ 3,016	$ 2,882	$ 2,571
Adjustments for noncash and nonoperating items:			
Depreciation and amortization	892	922	938
Amortization of film and television costs	7,210	7,032	6,060
Asset impairments	186	44	20
(Gain) loss on investments and other assets, net	69	168	(6)
Equity in losses of investee companies, net of cash distributions	88	95	38
Equity-based compensation	234	225	199
Deferred income taxes	(150)	135	89
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	(360)	(613)	(645)
Inventories and film costs	(7,566)	(7,624)	(6,436)
Accounts payable and other liabilities	(66)	167	177
Other changes	(77)	15	309
Cash provided by operations from continuing operations	3,476	3,448	3,314
Cash used by operations from discontinued operations	(34)	(16)	(24)
Cash provided by operations	3,442	3,432	3,290
INVESTING ACTIVITIES			
Investments in available-for-sale securities	(37)	(34)	(16)
Investments and acquisitions, net of cash acquired	(668)	(365)	(934)
Capital expenditures	(643)	(772)	(631)
Investment proceeds from available-for-sale securities	1	16	—
Other investment proceeds	101	69	145
Cash used by investing activities	(1,246)	(1,086)	(1,436)
FINANCING ACTIVITIES			
Borrowings	1,039	3,037	5,243
Debt repayments	(686)	(80)	(4,910)
Proceeds from exercise of stock options	1,107	204	121
Excess tax benefit from equity instruments	83	22	7
Principal payments on capital leases	(11)	(12)	(14)
Repurchases of common stock	(3,272)	(4,611)	(2,016)
Dividends paid	(1,011)	(997)	(971)
Other financing activities	(80)	(96)	(384)
Cash used by financing activities	(2,831)	(2,533)	(2,924)
DECREASE IN CASH AND EQUIVALENTS	(635)	(187)	(1,070)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	3,476	3,663	4,733
CASH AND EQUIVALENTS AT END OF PERIOD	$ 2,841	$ 3,476	$ 3,663

See accompanying notes.

TIME WARNER INC.
CONSOLIDATED STATEMENT OF EQUITY
(millions)

	Time Warner Shareholders'						
	Common Stock	Paid-In Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Total	Noncontrolling Interests	Total Equity
BALANCE AT DECEMBER 31, 2009	$16	$158,129	$(27,034)	$(97,715)	$33,396	$ 1	$33,397
Net income	—	—	—	2,578	2,578	(7)	2,571
Other comprehensive loss	—	—	—	(52)	(52)	—	(52)
Cash dividends	—	(971)	—	—	(971)	—	(971)
Common stock repurchases	—	—	(1,999)	—	(1,999)	—	(1,999)
Noncontrolling interests of acquired businesses	—	—	—	—	—	11	11
Amounts related primarily to stock options and restricted stock[(a)]	—	(12)	—	—	(12)	—	(12)
BALANCE AT DECEMBER 31, 2010	$16	$157,146	$(29,033)	$(95,189)	$32,940	$ 5	$32,945
Net income	—	—	—	2,886	2,886	(4)	2,882
Other comprehensive loss	—	—	—	(220)	(220)	—	(220)
Cash dividends	—	(997)	—	—	(997)	—	(997)
Common stock repurchases	—	—	(4,618)	—	(4,618)	—	(4,618)
Noncontrolling interests of acquired businesses	—	—	—	—	—	(4)	(4)
Amounts related primarily to stock options and restricted stock[(a)]	1	(35)	—	—	(34)	—	(34)
BALANCE AT DECEMBER 31, 2011	$17	$156,114	$(33,651)	$(92,523)	$29,957	$(3)	$29,954
Net income	—	—	—	3,019	3,019	(3)	3,016
Other comprehensive loss	—	—	—	(136)	(136)	—	(136)
Cash dividends	—	(1,011)	—	—	(1,011)	—	(1,011)
Common stock repurchases	—	—	(3,302)	—	(3,302)	—	(3,302)
Noncontrolling interests of acquired businesses	—	—	—	—	—	7	7
Amounts related primarily to stock options and restricted stock[(a)]	—	(526)	1,876	—	1,350	—	1,350
BALANCE AT DECEMBER 31, 2012	$17	$154,577	$(35,077)	$(89,640)	$29,877	$ 1	$29,878

(a) Amounts related primarily to stock options and restricted stock includes write-offs of deferred tax assets related to equity-based compensation. During the year ended December 31, 2012, the Company issued treasury stock to cover the exercise of stock options.

See accompanying notes.

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Time Warner Inc. ("Time Warner" or the "Company") is a leading media and entertainment company, whose businesses include television networks, film and TV entertainment and publishing. Time Warner classifies its operations into three reportable segments: *Networks*: consisting principally of cable television networks, premium pay and basic tier television services and digital media properties; *Film and TV Entertainment*: consisting principally of feature film, television, home video and videogame production and distribution; and *Publishing*: consisting principally of magazine publishing and related websites as well as book publishing and marketing businesses. Financial information for Time Warner's various reportable segments is presented in Note 15.

Basis of Presentation

Basis of Consolidation

The consolidated financial statements include all of the assets, liabilities, revenues, expenses and cash flows of entities in which Time Warner has a controlling interest ("subsidiaries"). Intercompany accounts and transactions between consolidated companies have been eliminated in consolidation.

The financial position and operating results of most of the Company's foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Translation gains or losses on assets and liabilities are included as a component of Accumulated other comprehensive loss, net.

Reclassifications

Certain reclassifications have been made to the prior year financial information to conform to the December 31, 2012 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates.

Significant estimates and judgments inherent in the preparation of the consolidated financial statements include accounting for asset impairments, multiple-element transactions, allowances for doubtful accounts, depreciation and amortization, the determination of ultimate revenues as it relates to amortization of capitalized film and programming costs and participations and residuals, home video and videogames product and magazine returns, business combinations, pension and other postretirement benefits, equity-based compensation, income taxes, contingencies, litigation matters, reporting revenue for certain transactions on a gross versus net basis, and the determination of whether the Company is the primary beneficiary of entities in which it holds variable interests.

Accounting Guidance Adopted in 2012

Testing Indefinite-Lived Intangible Assets for Impairment

In the third quarter of 2012, the Company early adopted guidance that provides companies the option to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If a company concludes that it is more likely than not that the fair value of such an asset exceeds its carrying amount, the company is not required to perform any additional tests for impairment.

However, if a company concludes that it is more likely than not that the asset is impaired, it must calculate the fair value of the asset and compare that value with its carrying amount, as required by the current guidance. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

Summary of Critical and Significant Accounting Policies

The following is a discussion of each of the Company's critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies.

The Securities and Exchange Commission ("SEC") considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by Time Warner's management and the related disclosures have been reviewed with the Audit and Finance Committee of the Board of Directors of the Company. Due to the significant judgment involved in selecting certain of the assumptions used in these areas, it is possible that different parties could choose different assumptions and reach different conclusions. The Company considers the policies relating to the following matters to be critical accounting policies:

- Impairment of Goodwill and Intangible Assets (see pages 62 to 64);
- Multiple-Element Transactions (see page 68);
- Income Taxes (see pages 70 to 71);
- Film and Television Production Cost Recognition, Participations and Residuals and Impairments (see pages 67 to 68);
- Gross versus Net Revenue Recognition (see page 69); and
- Sales Returns and Pricing Rebates (see pages 59 to 60).

Cash and Equivalents

Cash equivalents consist of investments that are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value. The Company monitors concentrations of credit risk with respect to Cash and equivalents by placing such balances with higher quality financial institutions or investing such amounts in liquid, short-term, highly-rated instruments or investment funds holding similar instruments. As of December 31, 2012, the majority of the Company's Cash and equivalents were invested with banks with a credit rating of at least A and in Rule 2a-7 money market mutual funds. At December 31, 2012, the Company did not have more than $500 million invested in any single bank or money market mutual fund.

Sales Returns and Pricing Rebates

Management's estimate of product sales that will be returned and pricing rebates to grant is an area of judgment affecting Revenues and Net income. In estimating product sales that will be returned, management analyzes vendor sales of the Company's product, historical return trends, current economic conditions, and changes in customer demand. Based on this information, management reserves a percentage of any product sales that provide the customer with the right of return. The provision for such sales returns is reflected as a reduction in the revenues from the related sale. In estimating the reserve for pricing rebates, management considers the terms of the Company's agreements with its customers that contain purchasing targets which, if met, would entitle the customer to a rebate. In those instances, management evaluates the customer's actual and forecasted purchases to determine the appropriate reserve. At December 31, 2012 and 2011, total reserves for sales returns (which also reflects reserves for certain pricing allowances provided to customers) were $1.198 billion and

$1.381 billion, respectively, at the Film and TV Entertainment and Networks segments primarily related to home entertainment products (e.g., DVD and Blu-ray Disc sales) and $275 million and $296 million, respectively, at the Publishing segment for magazines and direct marketing sales.

Allowance for Doubtful Accounts

The Company monitors customer credit risk related to accounts receivable, including unbilled trade receivables primarily related to the international distribution of television product. Significant judgments and estimates are involved in evaluating if such amounts will ultimately be fully collected. Each division maintains a comprehensive approval process prior to issuing credit to third-party customers. On an ongoing basis, the Company tracks customer exposure based on news reports, ratings agency information and direct dialogue with customers. Counterparties that are determined to be of a higher risk are evaluated to assess whether the credit terms previously granted to them should be modified. The Company monitors customers' accounts receivable aging, and a provision for estimated uncollectible amounts is maintained based on customer payment levels, historical experience and management's views on trends in the overall receivable agings at the Company's divisions. In addition, for larger accounts, the Company performs analyses of risks on a customer-specific basis. At December 31, 2012 and 2011, total reserves for doubtful accounts were approximately $284 million and $280 million, respectively. Bad debt expense recognized during the years ended December 31, 2012, 2011 and 2010 totaled $55 million, $30 million and $42 million, respectively. In general, the Company does not require collateral with respect to its trade receivable arrangements.

Investments

Investments in companies in which Time Warner has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when Time Warner owns between 20% and 50% of a voting interest in the investee, holds substantial management rights or holds an interest of less than 20% in an investee that is a limited liability partnership or limited liability corporation that is treated as a flow-through entity.

Under the equity method of accounting, only Time Warner's investment in and amounts due to and from the equity investee are included in the Consolidated Balance Sheet; only Time Warner's share of the investee's earnings (losses) is included in the Consolidated Statement of Operations; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee are included in the Consolidated Statement of Cash Flows. Additionally, the carrying value of investments accounted for using the equity method of accounting is adjusted downward to reflect any other-than-temporary declines in value (see "Asset Impairments" below).

Investments in companies in which Time Warner does not have a controlling interest or over which it is unable to exert significant influence are generally accounted for at market value if the investments are publicly traded. If the investment or security is not publicly traded, the investment is accounted for at cost. Unrealized gains and losses on investments accounted for at market value are reported, net of tax, in Accumulated other comprehensive loss, net, until the investment is sold or considered impaired (see "Asset Impairments" below), at which time the realized gain or loss is included in Other loss, net. Dividends and other distributions of earnings from both market-value investments and investments accounted for at cost are included in Other loss, net, when declared. For more information, see Notes 3 and 4.

Consolidation

Time Warner consolidates all entities in which it has a controlling voting interest and all variable interest entities ("VIEs") in which the Company is deemed to be the primary beneficiary. An entity is generally a VIE if it meets any of the following criteria: (i) the entity has insufficient equity to finance its activities without additional subordinated financial support from other parties, (ii) the equity investors cannot make significant decisions about the entity's operations or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity or receive the expected returns of the entity and substantially all of the entity's activities involve or are conducted on behalf of the investor with disproportionately few voting rights. Time Warner periodically makes judgments in determining whether entities in which it invests are VIEs and, each reporting period, the Company assesses whether it is the primary beneficiary in any of its VIEs. Entities determined to be VIEs primarily consist of the Company's investments in HBO Asia, HBO South Asia and HBO Latin America Group ("HBO LAG") because the Company's ownership and voting rights in these entities are disproportionate. These entities operate multi-channel premium pay and basic tier television services and are accounted for using the equity method. See Note 4 for additional information.

Derivative Instruments

The Company uses derivative instruments principally to manage the risk associated with movements in foreign currency exchange rates and recognizes all derivative instruments on the Consolidated Balance Sheet at fair value. Changes in fair value of derivative instruments that qualify for hedge accounting will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in shareholders' equity as a component of Accumulated other comprehensive loss, net, until the hedged item is recognized in earnings, depending on whether the derivative instrument is being used to hedge changes in fair value or cash flows. For qualifying hedge relationships, the Company excludes the impact of forward points from its assessment of hedge effectiveness. The ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. For those derivative instruments that do not qualify for hedge accounting, changes in fair value are recognized immediately in earnings. See Note 7 for additional information regarding derivative instruments held by the Company and risk management strategies.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions to property, plant and equipment generally include material, labor and overhead. Time Warner also capitalizes certain costs associated with coding, software configuration, upgrades and enhancements incurred for the development of internal use software. Depreciation is recorded on a straight-line basis over estimated useful lives. Upon the occurrence of certain events or circumstances, Time Warner evaluates the depreciation periods of property, plant and equipment to determine whether a revision to its estimates of useful lives is warranted. Property, plant and equipment, including capital leases, consist of (millions):

	December 31, 2012	December 31, 2011	Estimated Useful Lives
Land[a]	$ 505	$ 502	
Buildings and improvements	2,851	2,676	7 to 30 years
Capitalized software costs	1,869	1,770	3 to 7 years
Furniture, fixtures and other equipment	3,541	3,518	3 to 10 years
	8,766	8,466	
Less accumulated depreciation	(4,824)	(4,503)	
Total	$ 3,942	$ 3,963	

[a] Land is not depreciated.

Intangible Assets

Time Warner has a significant number of intangible assets, including acquired film and television libraries and other copyrighted products and tradenames. Time Warner does not recognize the fair value of internally generated intangible assets. Intangible assets acquired in business combinations are recorded at the acquisition date fair value in the Company's Consolidated Balance Sheet. Acquired film libraries are amortized using the film forecast computation model. For more information, see Note 2.

Asset Impairments

Investments

The Company's investments consist of (i) fair-value investments, including available-for-sale securities and certain deferred compensation-related investments, (ii) investments accounted for using the cost method of accounting and (iii) investments accounted for using the equity method of accounting. The Company regularly reviews its investments for impairment, including when the carrying value of an investment exceeds its related market value. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include (i) the market value of the security in relation to its cost basis, (ii) the financial condition of the investee and (iii) the Company's intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

In evaluating the factors described above for available-for-sale securities, the Company presumes a decline in value to be other-than-temporary if the quoted market price of the security is 20% or more below the investment's cost basis for a period of six months or more (the "20% criterion") or the quoted market price of the security is 50% or more below the security's cost basis at any quarter end (the "50% criterion"). However, the presumption of an other-than-temporary decline in these instances may be overcome if there is persuasive evidence indicating that the decline is temporary in nature (e.g., the investee's operating performance is strong, the market price of the investee's security is historically volatile, etc.). Additionally, there may be instances in which impairment losses are recognized even if the 20% and 50% criteria are not satisfied (e.g., if there is a plan to sell the security in the near term and the fair value is below the Company's cost basis).

For investments accounted for using the cost or equity method of accounting, the Company evaluates information (e.g., budgets, business plans, financial statements, etc.) in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the Company's investment. For more information, see Note 4.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets, primarily tradenames, are tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. Goodwill is tested for impairment at a level referred to as a reporting unit. A reporting unit is either the "operating segment level," such as Warner Bros. Entertainment Inc. ("Warner Bros."), Home Box Office, Inc. ("Home Box Office"), Turner Broadcasting System, Inc. ("Turner") and Time Inc., or one level below, which is referred to as a "component" (e.g., Warner Bros. Theatrical, Warner Bros. Television). The level at which the impairment test is performed requires judgment as to whether the operations below the operating segment constitute a self-sustaining business. For purposes of the goodwill impairment test, management has concluded that the operations below the operating segment are not self-sustaining businesses and therefore has identified Warner Bros., Home Box Office, Turner and Time Inc. as its reporting units.

In assessing Goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is not required to perform any additional tests in assessing Goodwill for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount. In performing the first step, the Company determines the fair value of a reporting unit using a discounted cash flow ("DCF") analysis and, in certain cases, a combination of a DCF analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgments about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on the Company's most recent budgets and business plans and, when applicable, various growth rates are assumed for years beyond the current business plan period. Discount rate assumptions are based on an assessment of market rates as well as the risk inherent in the future cash flows of the respective reporting units.

In 2012, the Company elected not to perform a qualitative assessment of Goodwill and instead proceeded to perform a quantitative impairment test. The results of the quantitative test did not result in any impairments of Goodwill because the fair values of each of the Company's reporting units exceeded their respective carrying values. The fair value of the Time Inc. reporting unit exceeded its carrying value by approximately 7%. No other reporting unit's fair value was within 10% of its carrying value. Had the fair value of the Time Inc. reporting unit been hypothetically lower by 10% as of December 31, 2012, its carrying value would have exceeded its fair value by approximately $300 million. Had the fair values of each of the Company's reporting units been hypothetically lower by 20% as of December 31, 2012, the Time Inc. reporting unit's carrying value would have exceeded its fair value by approximately $700 million and the Warner Bros. reporting unit's carrying value would have exceeded fair value by approximately $1.3 billion. If this were to occur, the second step of the impairment review process would need to be performed to determine the ultimate amount of impairment loss to record. The significant assumptions utilized in the 2012 DCF analysis included discount rates that ranged from 10% to 11.5% and terminal growth rates that ranged from 2.50% to 3.25%.

In assessing other intangible assets not subject to amortization for impairment, the Company also has the option to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of such an intangible asset is less than its carrying amount. If the Company determines that it is not more likely than not that the fair value of such an intangible asset is less than its carrying amount, then the Company is not required to perform any additional tests for assessing intangible assets for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform a quantitative impairment test that involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

In 2012, the Company elected not to perform a qualitative assessment for intangible assets not subject to amortization. The estimates of fair value of intangible assets not subject to amortization are determined using a DCF valuation analysis. Common among such approaches is the "relief from royalty" methodology, which is used in estimating the fair value of the Company's tradenames. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar tradenames are being licensed in the marketplace.

The performance of the Company's 2012 annual impairment test for other intangible assets not subject to amortization did not result in any impairments of such intangible assets. To illustrate the magnitude of potential impairment relative to future changes in estimated fair values, had the fair values of certain tradenames at Time Inc. with an aggregate carrying value of $627 million been hypothetically lower by 10% as of December 31, 2012, the aggregate carrying values of certain of those tradenames would have exceeded fair values by

$43 million. Had the fair values of those tradenames been hypothetically lower by 20% as of December 31, 2012, the aggregate carrying values of certain of those tradenames would have exceeded fair values by $108 million. No other tradenames' fair value was within 20% of their carrying value. The significant assumptions utilized in the 2012 DCF analysis of other intangible assets included discount rates that ranged from 10.5% to 12% and terminal growth rates that ranged from 2.50% to 3.25%.

Long-Lived Assets

Long-lived assets, including finite-lived intangible assets (e.g., tradenames, customer lists, film libraries and property, plant and equipment), do not require that an annual impairment test be performed; instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. Triggering events include the more likely than not disposal of a portion of such assets or the occurrence of an adverse change in the market involving the business employing the related assets. Once a triggering event has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. The impairment test for assets held for continued use requires a comparison of cash flows expected to be generated over the useful life of an asset or group of assets ("asset group") against the carrying value of the asset group. An asset group is established by identifying the lowest level of cash flows generated by the asset or group of assets that are largely independent of the cash flows of other assets. If the intent is to hold the asset group for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against its carrying value. If the carrying value exceeds the estimated undiscounted future cash flows, an impairment would be measured as the difference between the estimated fair value of the asset group and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset group. If the intent is to hold the asset group for sale and certain other criteria are met (e.g., the asset can be disposed of currently, appropriate levels of authority have approved the sale, and there is an active program to locate a buyer), the impairment test involves comparing the asset group's carrying value to its estimated fair value. To the extent the carrying value is greater than the estimated fair value, an impairment loss is recognized for the difference. Significant judgments in this area involve determining the appropriate asset group level at which to test, determining whether a triggering event has occurred, determining the future cash flows for the assets involved and selecting the appropriate discount rate to be applied in determining estimated fair value. For more information, see Note 2.

Accounting for Pension Plans

Time Warner and certain of its subsidiaries have both funded and unfunded defined benefit pension plans, the substantial majority of which are noncontributory, covering a majority of domestic employees and, to a lesser extent, have various defined benefit plans, primarily noncontributory, covering certain international employees. Pension benefits are based on formulas that reflect the participating employees' years of service and compensation. Time Warner uses a December 31 measurement date for its plans. The pension expense recognized by the Company is determined using certain assumptions, including the expected long-term rate of return on plan assets, the interest factor implied by the discount rate and the rate of compensation increases. Additional information about the determination of pension-related assumptions is presented in Note 13.

Equity-Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in Costs of revenues or Selling, general and administrative expenses depending on the job function of the grantee on a straight-line basis (net of estimated forfeitures) over the period during which an employee is required to provide services in exchange for the award. In cases where the service inception date of an award precedes its grant date, the Company recognizes costs beginning on the service inception date and remeasures compensation cost each period until a grant date occurs. Also, excess tax benefits realized are reported as a financing cash inflow.

The grant-date fair value of a stock option is estimated using the Black-Scholes option-pricing model. Because the Black-Scholes option-pricing model requires the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company determines the volatility assumption for these stock options using implied volatilities data from its traded options. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical exercise behavior of Time Warner employees. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company determines the expected dividend yield percentage by dividing the expected annual dividend by the market price of Time Warner common stock at the date of grant. For more information, see Note 12.

Revenues and Costs

Networks

Subscription revenues are recognized as programming services are provided to cable system operators, satellite distribution services, telephone companies and other distributors (collectively, "affiliates") based on negotiated contractual programming rates. When a contract with an affiliate has expired and a new contract has not been executed, revenues are based on estimated rates, giving consideration to factors including the previous contractual rates, inflation, current payments by the affiliate and the status of the negotiations on a new contract. When the new distribution contract terms are finalized, an adjustment to Subscription revenues is recorded, if necessary, to reflect the new terms. Such adjustments historically have not been significant.

Advertising revenues are recognized, net of agency commissions, in the period that the advertisements are aired. If there is a targeted audience guarantee, revenues are recognized for the actual audience delivery with revenue deferred for any shortfall until the guaranteed audience delivery is met, typically through the provision of additional air time. Advertising revenues from websites are recognized as impressions are delivered or the services are performed.

In the normal course of business, the Networks segment enters into agreements to license programming exhibition rights from licensors. A programming inventory asset related to these rights and a corresponding liability to the licensor are recorded (on a discounted basis if the license agreements are long-term) when (i) the cost of the programming is reasonably determined, (ii) the programming material has been accepted in accordance with the terms of the agreement, (iii) the programming (or any program in a package of programming) is available for its first showing or telecast, and (iv) the license period has commenced. There are variations in the amortization methods of these rights, depending on whether the network is advertising-supported (e.g., TNT and TBS) or not advertising-supported (e.g., HBO).

For advertising-supported networks, the Company's general policy is to amortize each program's costs on a straight-line basis (or per-play basis, if greater) over its license period. There are, however, exceptions to this general policy. For example, rights fees paid for sports programming arrangements (e.g., National Basketball Association, The National Collegiate Athletic Association ("NCAA") Men's Division I Basketball championship events (the "NCAA Tournament") and Major League Baseball) are amortized using a revenue-forecast model, in which the rights fees are amortized using the ratio of current period advertising revenue to total estimated remaining advertising revenue over the term of the arrangement. The revenue-forecast model approximates the pattern with which the network will use and benefit from providing the sports programming. In addition, for certain types of programming, the initial airing has more value than subsequent airings. In these circumstances, the Company will use an accelerated method of amortization. For example, if the Company is licensing the right to air a movie multiple times over a certain period, the movie is being shown for the first time on a Company network (a "Network Movie Premiere") and the Network Movie Premiere advertising is sold at a premium rate, a larger portion of the movie's programming inventory cost is amortized upon the initial airing of the movie, with the remaining cost amortized on a straight-line basis (or per-play basis, if greater) over the remaining license period. The accelerated amortization upon the first airing versus subsequent airings is determined based on a study of historical and estimated future advertising sales for similar programming.

For a premium pay television service that is not advertising-supported (e.g., HBO), each licensed program's costs are amortized on a straight-line basis over its license period or estimated period of use, beginning with the month of initial exhibition. When the Company has the right to exhibit feature theatrical programming in multiple windows over a number of years, the Company uses historical audience viewership as its basis for determining the amount of programming amortization attributable to each window.

The Company carries its programming inventory at the lower of unamortized cost or estimated net realizable value. For networks that earn both Advertising and Subscription revenues (e.g., TBS and TNT), the Company generally evaluates the net realizable value of unamortized programming costs based on the network's programming taken as a whole. In assessing whether the programming inventory for a particular advertising-supported network is impaired, the Company determines the net realizable value for all of the network's programming inventory based on a projection of the network's estimated combined Subscription revenues and Advertising revenues less certain direct costs of delivering the programming. Similarly, for a premium pay television service that is not advertising-supported (e.g., HBO), the Company performs its evaluation of the net realizable value of unamortized programming costs based on the network's programming taken as a whole. Specifically, the Company determines the net realizable value for all of its premium pay television service programming based on projections of estimated Subscription revenues and, where applicable, home video and other licensing revenues. However, changes in management's intended usage of a program, such as a decision to no longer exhibit a particular program and forego the use of the rights associated with the program license, would result in a reassessment of that program's net realizable value, which could result in an impairment.

Film and TV Entertainment

Feature films typically are produced or acquired for initial exhibition in theaters, followed by distribution, generally commencing within three years of such initial exhibition, through home video, electronic sell-through, video-on-demand, subscription video-on-demand services, premium cable, basic cable and broadcast networks. Theatrical revenues are recognized as the films are exhibited. Revenues from home video sales are recognized at the later of the delivery date or the date that the DVDs or Blu-ray Discs are made widely available for sale or rental by retailers based on gross sales less a provision for estimated returns. Revenues from the distribution of theatrical product through premium cable, basic cable and broadcast networks are recognized when the films are available to telecast.

Television films and series are initially produced for broadcast networks, cable networks or first-run television syndication and may be subsequently licensed for foreign or domestic cable, syndicated television and digital subscription services, as well as sold on home video. Revenues from the distribution of television programming are recognized when the films or series are available to telecast, except for advertising barter agreements, where the revenue is valued and recognized when the related advertisements are exhibited. In certain circumstances, pursuant to the terms of the applicable contractual arrangements, the availability dates granted to customers may precede the date the Company may bill the customers for these sales. Unbilled accounts receivable, which primarily relate to the distribution of television product at the Film and TV Entertainment and Networks segments, totaled $3.210 billion and $2.975 billion at December 31, 2012 and December 31, 2011, respectively. Included in the unbilled accounts receivable at December 31, 2012 was $1.925 billion that is to be billed in the next twelve months. Similar to theatrical home video sales, revenues from home video sales of television films and series are recognized at the later of the delivery date or the date that the DVDs or Blu-ray Discs are made widely available for sale or rental by retailers based on gross sales less a provision for estimated returns.

Revenues from the sales of videogames are recognized at the later of the delivery date or the date that the videogames are made available for sale or rental by retailers.

Upfront or guaranteed payments for the licensing of intellectual property are recognized as revenue when (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by the Company, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fees is reasonably assured. In the event any significant continued performance is required in these arrangements, revenue is allocated to each applicable element and recognized when the related services are performed.

Film and television production costs include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and film rights in preparation of development. Film and television production costs are stated at the lower of cost, less accumulated amortization, or fair value. The amount of capitalized film and television production costs recognized as Cost of revenues for a given period is determined using the film forecast computation method. Under this method, the amortization of capitalized costs and the accrual of participations and residuals is based on the proportion of the film's revenues recognized for such period to the film's estimated remaining ultimate revenues. The process of estimating a film's ultimate revenues (i.e., the total revenue to be received throughout a film's life cycle) is discussed further under "Film and Television Production Cost Recognition, Participations and Residuals and Impairments."

Inventories of theatrical and television product consist primarily of DVDs and Blu-ray Discs and are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Returned goods included in Inventory are valued at estimated realizable value, but not in excess of cost. For more information, see Note 6.

Videogame development costs are expensed as incurred before the applicable videogames reach technical feasibility. Unamortized capitalized videogame production and development costs are stated at the lower of cost or net realizable value and reported in Noncurrent inventories and film and television production costs on the Consolidated Balance Sheet.

The Company enters into collaborative arrangements from time to time with third parties to jointly finance and distribute certain of its theatrical productions. See "Accounting for Collaborative Arrangements" for more information.

Publishing

Magazine Subscription and Advertising revenues are recognized at the magazine cover date. The unearned portion of magazine subscriptions is deferred until the magazine cover date, at which time a proportionate share of the gross subscription price is included in revenues, net of any commissions paid to subscription agents. Also included in Subscription revenues are revenues generated from single-copy sales of magazines through retail outlets such as newsstands, supermarkets, convenience stores and drugstores and on certain digital devices and platforms, which may or may not result in future subscription sales. Revenues from retail outlet sales are recognized based on gross sales less a provision for estimated returns. Advertising revenues from websites are recognized as impressions are delivered or the services are performed.

Film and Television Production Cost Recognition, Participations and Residuals and Impairments

One aspect of the accounting for film and television production costs, as well as related revenues, that impacts the Film and TV Entertainment segment (as well as the Networks segment) and requires the exercise of judgment relates to the process of estimating a film's ultimate revenues and is important for two reasons. First, while a film or television series is being produced and the related costs are being capitalized, as well as at the time the film or television series is released, it is necessary for management to estimate the ultimate revenues, less additional costs to be incurred (including exploitation and participation costs), in order to determine whether the value of a film or television series has been impaired and, thus, requires an immediate write-off of unrecoverable film and television production costs down to fair value. Second, it is necessary for management to determine, using the film forecast computation method, the amount of capitalized film and television production costs and the amount of participations and residuals to be recognized as Costs of revenues for a given film or television series in a particular period. To the extent that the ultimate revenues are adjusted, the resulting gross margin reported on the exploitation of that film or television series in a period is also adjusted.

Prior to the theatrical release of a film, management bases its estimates of ultimate revenues for each film on factors such as the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available during the film's production and, upon release, the actual results of each film. Changes in estimates of ultimate revenues from period to period affect the amount of production costs amortized in a given period and, therefore, could have an impact on the segment's financial results for that period. For example, prior to a film's release, the Company often will test market the film to the film's targeted demographic. If the film is not received favorably, the Company may (i) reduce the film's estimated ultimate revenues, (ii) revise the film, which could cause the production costs to increase, or (iii) perform a combination of both. Similarly, a film that generates lower-than-expected theatrical revenues in its initial weeks of release would have its theatrical, home video and television distribution ultimate revenues adjusted downward. A failure to adjust for a downward change in estimates of ultimate revenues would result in the understatement of production costs amortization for the period. The Company recorded production cost amortization of $3.755 billion, $3.658 billion and $3.088 billion in 2012, 2011 and 2010, respectively. Included in production cost amortization are film impairments primarily related to pre-release theatrical films of $92 million, $74 million and $78 million in 2012, 2011 and 2010, respectively.

Barter Transactions

Time Warner enters into transactions that involve the exchange of advertising, in part, for other products and services, such as a license for programming. Such transactions are recognized by the programming licensee (e.g., a television network) as programming inventory and deferred advertising revenue at the estimated fair value when the product is available for telecast. Barter programming inventory is amortized in the same manner as the non-barter component of the licensed programming, and Advertising revenue is recognized when advertising spots are delivered. From the perspective of the programming licensor (e.g., a film studio), incremental licensing revenue is recognized when the barter advertising spots received are either used or sold to third parties.

Multiple-Element Transactions

In the normal course of business, the Company enters into transactions, referred to as multiple-element transactions, which involve making judgments about allocating the consideration to the various elements of the transactions. While the more common type of multiple-element transactions encountered by the Company involve the sale or purchase of multiple products or services (e.g., licensing multiple film titles in a single arrangement), multiple element transactions can also involve contemporaneous purchase and sales transactions, the settlement of an outstanding dispute contemporaneous with the purchase of a product or service, as well as investing in an investee while at the same time entering into an operating agreement. In accounting for multiple-element transactions, judgment must be exercised in identifying the separate elements in a bundled transaction as well as determining the values of these elements. These judgments can impact the amount of revenues, expenses and net income recognized over the term of the contract, as well as the period in which they are recognized.

In determining the value of the respective elements, the Company refers to quoted market prices (where available), independent appraisals (where available), historical transactions or comparable cash transactions and the Company's best estimate of selling price. Other indicators of value include the existence of price protection in the form of "most-favored-nation" clauses or similar contractual provisions and individual elements whose values are dependent on future performance (and based on independent factors). Further, in such transactions, evidence of value for one element of a transaction may provide support that value was not transferred from one element in a transaction to another element in a transaction.

Gross versus Net Revenue Recognition

In the normal course of business, the Company acts as or uses an intermediary or agent in executing transactions with third parties. In connection with these arrangements, the Company must determine whether to report revenue based on the gross amount billed to the ultimate customer or on the net amount received from the customer after commissions and other payments to third parties. To the extent revenues are recorded on a gross basis, any commissions or other payments to third parties are recorded as expense so that the net amount (gross revenues less expense) is reflected in Operating Income. Accordingly, the impact on Operating Income is the same whether the Company records revenue on a gross or net basis.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. If the Company is acting as a principal in a transaction, the Company reports revenue on a gross basis. If the Company is acting as an agent in a transaction, the Company reports revenue on a net basis. The determination of whether the Company is acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement. The Company serves as the principal in transactions in which it has substantial risks and rewards of ownership.

The following are examples of arrangements where the Company is an intermediary or uses an intermediary:

- **The Film and TV Entertainment segment provides distribution services to third-party companies.** The Film and TV Entertainment segment may provide distribution services for an independent third-party company for the worldwide distribution of theatrical films, home video, television programs and/or videogames. The independent third-party company may retain final approval over the distribution, marketing, advertising and publicity for each film or videogame in all media, including the timing and extent of the releases, the pricing and packaging of packaged goods units and approval of all television licenses. The Film and TV Entertainment segment records revenue generated in these distribution arrangements on a gross basis when it (i) is the merchant of record for the licensing arrangements, (ii) is the licensor/contracting party, (iii) provides the materials to licensees, (iv) handles the billing and collection of all amounts due under such arrangements and (v) bears the risk of loss related to distribution advances and/or the packaged goods inventory. If the Film and TV Entertainment segment does not bear the risk of loss as described in the previous sentence, the arrangements are accounted for on a net basis.

- **The Networks segment provides advertising sales services to third-party companies.** From time to time, the Networks segment contracts with third parties, or in certain instances a related party such as a joint venture, to perform television or website advertising sales services. While terms of these agreements can vary, the Networks segment generally records advertising revenue on a gross basis when it acts as the primary obligor in the arrangement because in those cases it is the face to the advertiser and is responsible for fulfillment of the advertising sold.

- **The Publishing segment utilizes subscription agents to generate magazine subscribers.** As a way to generate magazine subscribers, the Publishing segment sometimes uses third-party subscription agents to secure subscribers and, in exchange, the agents receive a percentage of the Subscription revenues generated. The Publishing segment records revenues from subscriptions generated by the agent, net of the fees paid to the agent, primarily because the subscription agent (i) has the primary contact with the customer, (ii) performs all of the billing and collection activities, and (iii) passes the proceeds from the subscription to the Publishing segment after deducting the agent's commission.

Accounting for Collaborative Arrangements

The Company's collaborative arrangements primarily relate to arrangements entered into with third parties to jointly finance and distribute theatrical productions ("co-financing arrangements") and an arrangement entered into with CBS Broadcasting, Inc. ("CBS") and the NCAA that provides Turner and CBS with exclusive television, Internet and wireless rights to the NCAA Tournament in the United States and its territories and possessions from 2011 through 2024.

In most cases, the form of the co-financing arrangement is the sale of an economic interest in a film to an investor. The Film and TV Entertainment segment generally records the amounts received for the sale of an economic interest as a reduction of the costs of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, in each period the Company reflects in the Consolidated Statement of Operations either a charge or benefit to Costs of revenues to reflect the estimate of the third-party investor's interest in the profits or losses incurred on the film. The estimate of the third-party investor's interest in profits or losses incurred on the film is determined using the film forecast computation method. For the years ended December 31, 2012, 2011 and 2010, net participation costs related to third party investors of $444 million, $336 million and $508 million, respectively, were recorded in Costs of revenues.

The aggregate programming rights fee, production costs, advertising revenues and sponsorship revenues related to the NCAA Tournament and related programming are equally shared by Turner and CBS. However, if the amount paid for the programming rights fee and production costs in any given year exceeds advertising and sponsorship revenues for that year, CBS' share of such shortfall is limited to specified annual amounts (the "loss cap"), ranging from approximately $90 million to $30 million. The amounts incurred by the Company pursuant to the loss cap during the years ended December 31, 2012 and 2011 were not significant. In accounting for this arrangement, the Company recorded Advertising revenues for the advertisements aired on Turner's networks and amortized Turner's share of the programming rights fee based on the ratio of current period advertising revenues to its estimate of total advertising revenues over the term of the arrangement.

Advertising Costs

Time Warner expenses advertising costs as they are incurred, which generally is when the advertising is exhibited or aired. Advertising expense to third parties was $2.465 billion in 2012, $2.987 billion in 2011 and $2.824 billion in 2010.

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and tax credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the purchase method of accounting is recognized in the Consolidated Statement of Operations. Research and development credits are recorded based on the amount of benefit the Company believes is more likely than not of being earned. The majority of such research and development benefits have been recorded to shareholders' equity as they resulted from stock option deductions for which such amounts are recorded as an increase to Paid-in-capital. Tax credits received for the production of a film or program are offset against the cost of inventory capitalized.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions and dispositions, including dispositions designed to be tax free, and certain financing transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on its interpretation of tax laws and regulations. In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining the Company's tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination based on their technical merits. There is considerable judgment involved in determining whether positions taken on the Company's tax returns are more likely than not of being sustained.

The Company adjusts its tax reserve estimates periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The Company's policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. For further information, see Note 9.

Discontinued Operations

In determining whether a group of assets disposed (or to be disposed) of should be presented as a discontinued operation, the Company makes a determination of whether the group of assets being disposed of comprises a component of the entity; that is, whether it has historic operations and cash flows that can be clearly distinguished (both operationally and for financial reporting purposes). The Company also determines whether the cash flows associated with the group of assets have been significantly (or will be significantly) eliminated from the ongoing operations of the Company as a result of the disposal transaction and whether the Company has no significant continuing involvement in the operations of the group of assets after the disposal transaction. If these determinations can be made affirmatively, the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation, if material, apart from continuing operating results of the Company in the consolidated financial statements.

2. GOODWILL AND INTANGIBLE ASSETS

Time Warner has a significant number of intangible assets, acquired film and television libraries and other copyrighted products and tradenames. Certain intangible assets are deemed to have finite lives and, accordingly, are amortized over their estimated useful lives, while others are deemed to be indefinite-lived and therefore are not amortized. Goodwill and indefinite-lived intangible assets, primarily certain tradenames, are tested annually for impairment during the fourth quarter, or earlier upon the occurrence of certain events or substantive changes in circumstances.

For the year ended December 31, 2012, the Networks segment recognized impairments of both Goodwill and intangible assets related to the shutdown of Imagine (see Note 3 for additional information).

Goodwill

The performance of the Company's annual impairment analysis did not result in any impairments of Goodwill in 2012, 2011 or 2010. Refer to Note 1 for a discussion of the 2012 annual impairment test.

The following summary of changes in the Company's Goodwill related to continuing operations during the years ended December 31, 2012 and 2011, by reportable segment, is as follows (millions):

	December 31, 2010	Acquisitions, Dispositions and Adjustments	Translation Adjustments	December 31, 2011	Acquisitions, Dispositions and Adjustments	Translation Adjustments	December 31, 2012
Networks							
Gross goodwill	$ 34,509	$ 11	$(10)	$ 34,510	$ 129	$ (1)	$ 34,638
Impairments	(13,277)	—	—	(13,277)	(61)	—	(13,338)
Net goodwill	21,232	11	(10)	21,233	68	(1)	21,300
Film and TV Entertainment							
Gross goodwill	9,709	47	(2)	9,754	328	5	10,087
Impairments	(4,091)	—	—	(4,091)	—	—	(4,091)
Net goodwill	5,618	47	(2)	5,663	328	5	5,996
Publishing							
Gross goodwill	18,432	—	(11)	18,421	(7)	24	18,438
Impairments	(15,288)	—	—	(15,288)	—	—	(15,288)
Net goodwill	3,144	—	(11)	3,133	(7)	24	3,150
Time Warner							
Gross goodwill	62,650	58	(23)	62,685	450	28	63,163
Impairments	(32,656)	—	—	(32,656)	(61)	—	(32,717)
Net goodwill	$ 29,994	$ 58	$(23)	$ 30,029	$ 389	$ 28	$ 30,446

The increase in Goodwill for the year ended December 31, 2012 at the Networks segment is primarily related to the acquisition of *Bleacher Report* (see Note 3 for additional information). The increase in Goodwill for the year ended December 31, 2012 at the Film and TV Entertainment segment is primarily related to contingent consideration earned by the former shareholders of TT Games Limited, which was acquired by the Company in 2007, upon achieving certain earnings targets specified in the acquisition agreement. Such amount has been accounted for in accordance with business combination guidance in place at the time of the acquisition.

Intangible Assets

The Company recorded noncash impairments of intangible assets during the years ended December 31, 2012, 2011 and 2010 by reportable segment, as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Networks	$ 79	$ 5	$ —
Film and TV Entertainment	1	1	9
Publishing	—	13	11
Time Warner	$ 80	$ 19	$ 20

The impairments noted above did not result in non-compliance with respect to any debt covenants.

The Company's intangible assets subject to amortization and related accumulated amortization consisted of the following (millions):

	December 31, 2012			December 31, 2011		
	Gross	Accumulated Amortization[a]	Net	Gross	Accumulated Amortization[a]	Net
Intangible assets subject to amortization:						
Film library	$ 3,452	$(2,345)	$ 1,107	$ 3,514	$(2,194)	$ 1,320
Brands, tradenames and other intangible assets[b]	2,145	(1,144)	1,001	2,015	(1,103)	912
Total	$ 5,597	$(3,489)	$ 2,108	$ 5,529	$(3,297)	$ 2,232

(a) The film library is amortized using a film forecast methodology. Amortization of brands, tradenames and other intangible assets subject to amortization is provided generally on a straight-line basis over their respective useful lives.

(b) Effective December 31, 2012, certain tradenames of the Publishing segment totaling approximately $164 million that were previously assigned indefinite lives have been assigned finite lives of 18 years and will begin to be amortized starting in January 2013.

The Company recorded amortization expense of $248 million in 2012 compared to $269 million in 2011 and $264 million in 2010. The Company estimates amortization expense for future years based on the amount of intangible assets subject to amortization at December 31, 2012. These amounts may vary as acquisitions and dispositions occur in the future and as purchase price allocations are finalized. The Company's estimated amortization expense for the succeeding five years ended December 31 is as follows (millions):

	2013	2014	2015	2016	2017
Estimated amortization expense	$ 242	$ 230	$ 217	$ 212	$204

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

Acquisitions

Bleacher Report

In 2012, Turner Broadcasting System, Inc. ("Turner") acquired *Bleacher Report*, a leading online and mobile sports property, for $170 million, net of cash acquired. The operating results of *Bleacher Report* did not significantly impact the Company's consolidated financial results for the year ended December 31, 2012.

CME

Central European Media Enterprises Ltd. ("CME") is a publicly-traded broadcasting company operating leading networks in six Central and Eastern European countries. On May 18, 2009, the Company completed an equity investment in CME for $246 million. In the first quarter of 2011, the Company completed an additional equity investment in CME for $61 million. In connection with its investment, Time Warner agreed to allow CME founder and Non-Executive Chairman Ronald S. Lauder to vote Time Warner's shares of CME until at least May 2013, subject to certain exceptions. The Company's investment in CME is being accounted for under the cost method of accounting. Upon the expiration of the voting agreement with Ronald S. Lauder in May 2013, the Company expects to begin accounting for its investment in CME under the equity method of accounting. In the fourth quarter of 2011, the Company recorded a $163 million noncash impairment related to its investment in CME.

On April 30, 2012, the Company and CME entered into an arrangement in which the Company agreed to purchase shares of CME's Class A common stock and to loan CME up to $300 million for the sole purpose of CME retiring certain of its outstanding public indebtedness that was scheduled to mature over the next few years through concurrent tender offers (the "CME Credit Facility"). The arrangement also gave CME the option to sell the Company additional shares of CME's Class A common stock or securities convertible into Class A common stock. The purchase price for the shares was fixed at $7.51 per share based on the trailing 20 day volume-weighted average closing price of CME Class A common stock prior to April 30, 2012 and was to be paid through a reduction in the amount owed by CME under the CME Credit Facility.

CME borrowed $180 million under the CME Credit Facility, of which $15 million was repaid during the second quarter of 2012. The remaining $165 million outstanding under the CME Credit Facility was used to purchase approximately 10.8 million shares of Class A common stock and one share of CME's Class A convertible preferred stock, which increased the Company's economic interest in CME to 49.9%, and the CME Credit Facility was terminated. In the fourth quarter of 2012, the Company recorded a $43 million noncash impairment related to its investment in CME.

Shed Media

In 2010, Warner Bros. acquired an approximate 55% interest in Shed Media plc ("Shed Media"), a leading television producer in the U.K., for $100 million, net of cash acquired. Warner Bros. has a call right that enables it to purchase a portion of the interests held by the other owners of Shed Media in 2014 and the remaining interests held by the other owners in 2018. The other owners have a reciprocal put right that enables them to require Warner Bros. to purchase a portion of their interests in Shed Media in 2014 and the remaining interests held by them in 2018.

Chilevisión

In 2010, Turner acquired Chilevisión, a television broadcaster in Chile, for $134 million, net of cash acquired.

HBO LAG

In the first quarter of 2010, Home Box Office purchased additional interests in HBO LAG for $217 million, which resulted in Home Box Office owning 80% of the equity interests of HBO LAG. In the fourth quarter of 2010, one of the remaining partners in HBO LAG exercised its put option to sell its remaining 8% equity interest in HBO LAG to Home Box Office for approximately $65 million. The transaction closed in the first quarter of 2011 and resulted in Home Box Office owning 88% of the equity interests of HBO LAG. The Company's investment in HBO LAG is being accounted for using the equity method of accounting. See Note 4 for more information.

HBO Europe Acquisition

In 2010, Home Box Office purchased the remainder of its partners' interests in HBO Europe (formerly HBO Central Europe) for $136 million, net of cash acquired. HBO Europe operates the HBO and Cinemax multi-channel premium pay television services serving various territories in Europe. The Company has consolidated the results of operations and financial condition of HBO Europe since January 27, 2010. Prior to this transaction, Home Box Office held a 33% interest in HBO Europe, which was accounted for under the equity method of accounting. Upon the acquisition of the controlling interest in HBO Europe, a gain of $59 million was recognized, reflecting the excess of the fair value over the Company's carrying cost of its original investment in HBO Europe. The fair value of Home Box Office's original investment in HBO Europe of $78 million was determined using the consideration paid in the 2010 purchase, which was primarily derived using a combination of market and income valuation techniques.

Dispositions

Imagine

In 2012, Turner shut down its general entertainment network, Imagine, in India and recognized $123 million of charges related to the shutdown. These charges consisted of $117 million, primarily related to certain receivables, including value added tax receivables, inventories and long-lived assets, including Goodwill, and $6 million related to exit and other transaction costs.

TNT Turkey

In 2012, Turner shut down its TNT television operations in Turkey and recognized charges of $85 million, consisting of $57 million primarily related to certain receivables, including value added tax receivables, inventories and other assets; $12 million related to exit and other transaction costs; and $16 million related to an investment.

QSP

In 2012, the Publishing segment sold, solely in exchange for contingent consideration, assets primarily comprising the school fundraising business, QSP, and recognized a $36 million loss in connection with the sale.

4. INVESTMENTS

The Company's investments consist of equity-method investments, fair-value and other investments, including available-for-sale securities, and cost-method investments. Time Warner's investments, by category, consist of (millions):

	December 31,	
	2012	2011
Equity-method investments	$ 931	$ 939
Fair-value and other investments, including available-for-sale securities:		
Deferred compensation investments, recorded at fair value	251	254
Deferred compensation insurance-related investments, recorded at cash surrender value	358	337
Available-for-sale securities	117	86
Total fair-value and other investments	726	677
Cost-method investments	390	204
Total	$ 2,047	$ 1,820

Available-for-sale securities are recorded at fair value in the Consolidated Balance Sheet, and the realized gains and losses are included as a component of Other loss, net in the Consolidated Statement of Operations. The cost basis, unrealized gains and fair market value of available-for-sale securities are set forth below (millions):

	December 31,	
	2012	2011
Cost basis	$ 96	$ 66
Gross unrealized gain	21	20
Fair value	$ 117	$ 86

Gains and losses reclassified from Accumulated other comprehensive loss, net to Other loss, net in the Consolidated Statement of Operations are determined based on the specific identification method.

Equity-Method Investments

At December 31, 2012, investments accounted for using the equity method primarily included the Company's investments in HBO LAG (88% owned), HBO Asia (80% owned), HBO South Asia (75% owned) and certain other network and filmed entertainment ventures that are generally 20% to 50% owned.

HBO LAG, HBO Asia and HBO South Asia are VIEs and, because voting control of each of these entities is shared equally with other investors, the Company has determined that it is not the primary beneficiary of these

VIEs. As of December 31, 2012 and December 31, 2011, the Company's aggregate investment in HBO LAG, HBO Asia and HBO South Asia was $702 million and $682 million, respectively, and was recorded in Investments, including available-for-sale securities, in the Consolidated Balance Sheet. These investments are intended to enable the Company to more broadly leverage its programming and digital strategy in the territories served and to capitalize on growing multi-channel television opportunities in such territories. The Company provides programming as well as certain services, including distribution, licensing and technological and administrative support, to these entities. These entities are financed through cash flows from their operations, and the Company is not obligated to provide them with any additional financial support. In addition, the assets of these entities are not available to settle the Company's obligations.

Cost-Method Investments

The Company's cost-method investments typically include investments in start-up companies and investment funds as well as its investment in CME. The Company uses available qualitative and quantitative information to evaluate all cost-method investments for impairment at least quarterly.

Gain on Sale of Investments

For the years ended December 31, 2012, 2011 and 2010, the Company recognized net gains of $11 million, $14 million and $20 million, respectively, related to the sale of various investments.

Investment Writedowns

For the years ended December 31, 2012, 2011 and 2010, the Company incurred writedowns to reduce the carrying value of certain investments that experienced other-than-temporary impairments, as set forth below (millions):

	December 31,		
	2012	2011	2010
Equity-method investments	$ 25	$ 11	$ 1
Cost-method investments	57	169	6
Available-for-sale securities	7	—	—
Total	$ 89	$ 180	$ 7

The impairment of equity-method investments incurred during the year ended December 31, 2012 is primarily related to the shutdown of TNT television operations in Turkey. The impairments of cost-method investments incurred during the years ended December 31, 2012 and 2011 are primarily related to the Company's investment in CME. For more information on these investments, see Note 3. While Time Warner has recognized all declines that are believed to be other-than-temporary as of December 31, 2012, it is reasonably possible that individual investments in the Company's portfolio may experience other-than-temporary declines in value in the future if the underlying investees experience poor operating results or the U.S. or certain foreign equity markets experience further declines in value.

5. FAIR VALUE MEASUREMENTS

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2012 and December 31, 2011, respectively (millions):

	December 31, 2012				December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Trading securities:								
Diversified equity securities[a]	$ 258	$ 5	$ —	$ 263	$ 265	$ 5	$ —	$ 270
Available-for-sale securities:								
Equity securities	18	—	—	18	14	—	—	14
Debt securities	—	99	—	99	—	72	—	72
Derivatives:								
Foreign exchange contracts	—	9	—	9	—	28	—	28
Other	4	—	13	17	4	—	20	24
Liabilities:								
Derivatives:								
Foreign exchange contracts	—	(31)	—	(31)	—	—	—	—
Other	—	—	(6)	(6)	—	—	(17)	(17)
Total	$ 280	$ 82	$ 7	$ 369	$ 283	$ 105	$ 3	$ 391

[a] Consists of investments related to deferred compensation.

The Company primarily applies the market approach for valuing recurring fair value measurements. As of December 31, 2012 and 2011, assets and liabilities valued using significant unobservable inputs (Level 3) primarily consist of an asset related to equity instruments held by employees of a former subsidiary of the Company, liabilities for contingent consideration and options to redeem securities.

The following table reconciles the beginning and ending balances of net assets and liabilities classified as Level 3 and identifies the total gains (losses) the Company recognized during the years ended December 31, 2012 and 2011, respectively, on such assets and liabilities that were included in the Consolidated Balance Sheet as of December 31, 2012 and 2011, respectively (millions):

	December 31, 2012	December 31, 2011
Balance as of the beginning of the period	$ 3	$ (9)
Total gains, net:		
Included in operating income	1	9
Included in other loss, net	14	2
Included in other comprehensive income	—	—
Settlements	(11)	2
Issuances	—	(1)
Transfers in and/or out of Level 3	—	—
Balance as of the end of the period	$ 7	$ 3
Net gain for the period included in net income related to assets and liabilities still held as of the end of the period	$ 15	$ 11

Other Financial Instruments

The Company's other financial instruments, including debt, are not required to be carried at fair value. Based on the interest rates prevailing at December 31, 2012, the fair value of Time Warner's debt exceeded its carrying value by approximately $4.622 billion and, based on interest rates prevailing at December 31, 2011, the fair value of Time Warner's debt exceeded its carrying value by approximately $3.549 billion. The fair value of Time Warner's debt was considered a Level 2 measurement as it was based on observable market inputs such as current interest rates and, where available, actual sales transactions. Unrealized gains or losses on debt do not result in the realization or expenditure of cash and generally are not recognized in the consolidated financial statements unless the debt is retired prior to its maturity. The carrying value for the majority of the Company's other financial instruments approximates fair value due to the short-term nature of the financial instruments or because the financial instruments are of a longer-term nature and are recorded on a discounted basis. For the remainder of the Company's other financial instruments, differences between the carrying value and fair value were not significant at December 31, 2012. The fair value of financial instruments is generally determined by reference to the market value of the instrument as quoted on a national securities exchange or an over-the-counter market. In cases where a quoted market value is not available, fair value is based on an estimate using present value or other valuation techniques.

Non-Financial Instruments

The majority of the Company's non-financial instruments, which include goodwill, intangible assets, inventories and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of cost or its fair value.

Because of a change in the expected use of certain long-lived assets, primarily intangible assets at Imagine, during the first quarter of 2012, such assets were tested for impairment by comparing their carrying values with their estimated fair values. Because the carrying values of such assets exceeded their estimated fair values, the Company recorded a noncash impairment of $19 million to write down the value of such assets to zero. The resulting fair value measurements of the assets were considered to be Level 3 measurements and were determined using a DCF methodology with assumptions for cash flows associated with the use and eventual disposition of the assets. Nonrecurring fair value measurements made in connection with the Company's decision to shut down Turner's TNT television operations in Turkey during the second quarter of 2012 were not significant.

In determining the fair value of its theatrical films, the Company employs a DCF methodology that includes cash flow estimates of a film's ultimate revenue and costs as well as a discount rate. The discount rate utilized in the DCF analysis is based on the weighted average cost of capital of the respective business (e.g., Warner Bros.) plus a risk premium representing the risk associated with producing a particular theatrical film. The fair value of any theatrical film and television production that management plans to abandon is zero. As the primary determination of fair value is determined using a DCF model, the resulting fair value is considered a Level 3 measurement. During the year ended December 31, 2012, certain theatrical film and television production costs, which were recorded as inventory in the Consolidated Balance Sheet, were written down to $257 million from their carrying value of $414 million. During the year ended December 31, 2011, certain theatrical film and television production costs, which were recorded as inventory in the Consolidated Balance Sheet, were written down to $400 million from their carrying value of $511 million.

6. INVENTORIES AND THEATRICAL FILM AND TELEVISION PRODUCTION COSTS

Inventories and theatrical film and television production costs consist of (millions):

	December 31, 2012	December 31, 2011
Inventories:		
Programming costs, less amortization	$ 3,951	$ 3,321
DVDs, Blu-ray Discs, books, paper and other merchandise	326	340
Total inventories	4,277	3,661
Less: current portion of inventory	(2,060)	(1,890)
Total noncurrent inventories	2,217	1,771
Theatrical film production costs:[a]		
Released, less amortization	597	844
Completed and not released	174	295
In production	1,770	1,592
Development and pre-production	106	87
Television production costs:[a]		
Released, less amortization	1,034	1,141
Completed and not released	396	360
In production	487	499
Development and pre-production	4	5
Total theatrical film and television production costs	4,568	4,823
Total noncurrent inventories and theatrical film and television production costs	$ 6,785	$ 6,594

[a] Does not include $1.107 billion and $1.320 billion of acquired film library intangible assets as of December 31, 2012 and December 31, 2011, respectively, which are included in Intangible assets subject to amortization in the Consolidated Balance Sheet.

Approximately 89% of unamortized film costs for released theatrical and television product are expected to be amortized within three years from December 31, 2012. In addition, approximately $1.6 billion of the film costs of released and completed and not released theatrical and television product are expected to be amortized during the twelve-month period ending December 31, 2013. At December 31, 2012 and 2011, there were $173 million and $182 million, respectively, of unamortized computer software costs related to videogames included within theatrical film costs. Amortization of such costs was $182 million, $163 million and $40 million for the years ended December 31, 2012, 2011 and 2010, respectively.

7. DERIVATIVE INSTRUMENTS

Time Warner uses derivative instruments, principally forward contracts, to manage the risk associated with the volatility of future cash flows denominated in foreign currencies and changes in fair value resulting from changes in foreign currency exchange rates. The principal currencies being hedged include the British Pound, Euro, Australian Dollar and Canadian Dollar. Time Warner uses foreign exchange contracts that generally have maturities of three to 18 months to hedge various foreign exchange exposures, including the following: (i) variability in foreign-currency-denominated cash flows, such as the hedges of unremitted or forecasted royalty and license fees owed to Time Warner's domestic companies for the sale or anticipated sale of U.S. copyrighted products abroad or cash flows for certain film production costs denominated in a foreign currency (i.e., cash flow hedges) and (ii) currency risk associated with foreign-currency-denominated operating assets and liabilities (i.e., fair value hedges). For these qualifying hedge relationships, the Company excludes the impact of forward points from its assessment of hedge effectiveness. As a result, changes in the fair value of forward points are recorded in Other loss, net in the Consolidated Statement of Operations each quarter.

The Company also enters into derivative contracts that economically hedge certain of its foreign currency risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. These economic hedges are used primarily to offset the change in certain foreign currency denominated long-term receivables and certain foreign-currency-denominated debt due to changes in the underlying foreign exchange rates.

Gains and losses from hedging activities recognized in the Consolidated Statement of Operations, including hedge ineffectiveness, were not material for the years ended December 31, 2012, 2011 and 2010. In addition, such gains and losses were largely offset by corresponding economic gains or losses from the respective transactions that were hedged.

The following is a summary of amounts recorded in the Consolidated Balance Sheet pertaining to Time Warner's use of foreign currency derivatives at December 31, 2012 and December 31, 2011 (millions):

	December 31, 2012	December 31, 2011
Qualifying Hedges		
Assets	$ 69	$ 105
Liabilities	(81)	(91)
Economic Hedges		
Assets	$ 10	$ 30
Liabilities	(20)	(16)

The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions. Additionally, netting provisions are included in agreements in situations where the Company executes multiple contracts with the same counterparty. As a result, net assets or liabilities resulting from foreign exchange derivatives subject to these netting agreements are classified within Prepaid expenses and other current assets or Accounts payable and accrued liabilities in the Company's Consolidated Balance Sheet. At both December 31, 2012 and 2011, $19 million of gains related to cash flow hedges are recorded in Accumulated other comprehensive loss, net and are expected to be recognized in earnings at the same time the hedged items affect earnings. Included in Accumulated other comprehensive loss, net are deferred net gains of $8 million and less than $1 million at December 31, 2012 and 2011, respectively, related to hedges of cash flows associated with films that are not expected to be released within the next twelve months.

8. LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The Company's long-term debt and other financing arrangements consist of revolving bank credit facilities, a commercial paper program, fixed-rate public debt and other obligations. Long-term debt consists of (millions)[(a)]:

	December 31,	
	2012	2011
Fixed-rate public debt	$ 19,620	$ 19,251
Other obligations	251	273
Subtotal	19,871	19,524
Debt due within one year	(749)	(23)
Total long-term debt	$ 19,122	$ 19,501

(a) Represents principal amounts adjusted for premiums and discounts.

The Company's unused committed capacity as of December 31, 2012 was $7.863 billion, including $2.841 billion of Cash and equivalents. At December 31, 2012, there were no borrowings outstanding under the Revolving Credit Facilities, as defined below, and no commercial paper was outstanding under the commercial paper program. The Revolving Credit Facilities, commercial paper program and public debt of the Company rank pari passu with the senior debt of the respective obligors thereon. The weighted-average interest rate on Time Warner's total debt was 6.21% and 6.35% at December 31, 2012 and 2011, respectively.

Revolving Credit Facilities and Commercial Paper Program

Revolving Credit Facilities

On December 14, 2012, Time Warner amended its $5.0 billion senior unsecured credit facilities, which consist of two $2.5 billion revolving credit facilities, pursuant to an Amendment and Restatement Agreement, dated as of December 14, 2012, to the credit agreement, dated as of January 19, 2011 and amended on September 27, 2011 (as amended and restated, the "Credit Agreement"). The amendment extended the maturity date of one of the revolving credit facilities from September 27, 2015 to December 14, 2017 (the "2017 Revolving Credit Facility"). The maturity date of the other $2.5 billion revolving credit facility (the "2016 Revolving Credit Facility" and, together with the 2017 Revolving Credit Facility, the "Revolving Credit Facilities") was not affected by the amendment and remains September 27, 2016.

The permitted borrowers under the Credit Agreement are Time Warner and Time Warner International Finance Limited ("TWIFL" and, together with Time Warner, the "Borrowers"). The interest rate on borrowings and facility fees under the Revolving Credit Facilities are based on the credit rating for Time Warner's senior unsecured long-term debt. Based on the credit rating as of December 31, 2012, the interest rate on borrowings under the 2017 Revolving Credit Facility would be LIBOR plus 1.10% per annum and the facility fee was 0.15% per annum, and the interest rate on borrowings under the 2016 Revolving Credit Facility would be LIBOR plus 1.075% per annum and the facility fee was 0.175% per annum.

The Credit Agreement provides same-day funding and multi-currency capability, and a portion of the commitment, not to exceed $500 million at any time, may be used for the issuance of letters of credit. The covenants in the Credit Agreement include a maximum consolidated leverage ratio covenant of 4.5 times the consolidated EBITDA, as defined in the Credit Agreement, of Time Warner, but exclude any credit ratings-based defaults or covenants or any ongoing covenant or representations specifically relating to a material adverse change in Time Warner's financial condition or results of operations. The terms and related financial metrics associated with the leverage ratio are defined in the Credit Agreement. At December 31, 2012, the Company was in compliance with the leverage covenant, with a consolidated leverage ratio of approximately 2.4 times. Borrowings under the Revolving Credit Facilities may be used for general corporate purposes, and unused credit is available to support borrowings by Time Warner under its commercial paper program. The Credit Agreement also contains certain events of default customary for credit facilities of this type (with customary grace periods, as applicable). The Borrowers may from time to time, so long as no default or event of default has occurred and is continuing, increase the commitments under either or both of the Revolving Credit Facilities by up to $500 million per facility by adding new commitments or increasing the commitments of willing lenders. The obligations of each of the Borrowers under the Credit Agreement are directly or indirectly guaranteed, on an unsecured basis, by Historic TW Inc. ("Historic TW"), Home Box Office and Turner. The obligations of TWIFL under the Credit Agreement are also guaranteed by Time Warner.

Commercial Paper Program

The Company has a commercial paper program, which was established on February 16, 2011 on a private placement basis, under which Time Warner may issue unsecured commercial paper notes up to a maximum aggregate amount not to exceed the unused committed capacity under the $5.0 billion Revolving Credit Facilities, which support the commercial paper program. Proceeds from the commercial paper program may be used for general corporate purposes. The obligations of the Company under the commercial paper program are directly or indirectly guaranteed, on an unsecured basis, by Historic TW, Home Box Office and Turner.

Public Debt

Time Warner and certain of its subsidiaries have various public debt issuances outstanding. At issuance, the maturities of these outstanding series of debt ranged from five to 40 years and the interest rates on debt with fixed interest rates ranged from 3.15% to 9.15%. At December 31, 2012 and 2011, the weighted average interest rate on the Company's outstanding fixed-rate public debt was 6.23% and 6.37%, respectively. At December 31, 2012, the Company's fixed-rate public debt had maturities ranging from 2013 to 2042.

Debt Offering

On June 13, 2012, Time Warner issued $500 million aggregate principal amount of 3.40% Notes due 2022 and $500 million aggregate principal amount of 4.90% Debentures due 2042 in a public offering. The securities issued pursuant to the offering are directly or indirectly guaranteed, on an unsecured basis, by Historic TW, Home Box Office and Turner.

Maturities of Public Debt

The Company's public debt matures as follows (millions):

	2013	2014	2015	2016	2017	Thereafter
Debt	$ 732	$ —	$ 1,000	$ 1,150	$ 500	$ 16,381

Covenants and Credit Rating Triggers

Each of the Company's Credit Agreement and public debt indentures contain customary covenants. A breach of such covenants in the Credit Agreement that continues beyond any grace period constitutes a default, which can limit the Company's ability to borrow and can give rise to a right of the lenders to terminate the Revolving Credit Facilities and/or require immediate payment of any outstanding debt. A breach of such covenants in the public debt indentures beyond any grace period constitutes a default, which can require immediate payment of the outstanding debt. There are no credit ratings-based defaults or covenants in the Credit Agreement or public debt indentures.

The interest rate on borrowings under the Revolving Credit Facilities and the facility fee are based in part on the Company's credit ratings. Therefore, in the event that the Company's credit ratings decrease, the cost of maintaining the Revolving Credit Facilities and the cost of borrowing increase and, conversely, if the ratings improve, such costs decrease. As of December 31, 2012, the Company's investment grade debt ratings were as follows: Fitch BBB, Moody's Baa2, and S&P BBB.

As of December 31, 2012, the Company was in compliance with all covenants in the Credit Agreement and its public debt indentures. The Company does not anticipate that it will have any difficulty in the foreseeable future complying with the covenants in its Credit Agreement or public debt indentures.

Other Obligations

Other long-term debt obligations consist of capital lease and other obligations, including committed financings by subsidiaries under local bank credit agreements. At December 31, 2012 and 2011, the weighted average interest rate for other long-term debt obligations was 4.41% and 4.57%, respectively.

Capital Leases

The Company has entered into various leases primarily related to network equipment that qualify as capital lease obligations. As a result, the present value of the remaining future minimum lease payments is recorded as a capitalized lease asset and related capital lease obligation in the Consolidated Balance Sheet. Assets recorded under capital lease obligations totaled $101 million and $150 million as of December 31, 2012 and 2011, respectively. Related accumulated amortization totaled $49 million and $79 million as of December 31, 2012 and 2011, respectively.

Future minimum capital lease payments at December 31, 2012 are as follows (millions):

2013	$ 13
2014	12
2015	11
2016	9
2017	9
Thereafter	20
Total	74
Amount representing interest	(14)
Present value of minimum lease payments	60
Current portion	(9)
Total long-term portion	$ 51

Film Tax-Advantaged Arrangements

The Company's film and TV entertainment business, on occasion, enters into tax-advantaged transactions with foreign investors that are thought to generate tax benefits for such investors. The Company believes that its tax profile is not affected by its participation in these arrangements in any jurisdiction. The foreign investors provide consideration to the Company for entering into these arrangements.

Although these transactions often differ in form, they generally involve circumstances in which the Company enters into a sale-leaseback arrangement involving its film product with third-party special purpose entities ("SPEs") owned by the foreign investors. The Company maintains its rights and control over the use of its film product. The Company evaluates these SPEs for consolidation in accordance with its policy. Because the Company generally does not have a controlling interest in the SPEs, it generally does not consolidate them. In addition, the Company does not guarantee and is not otherwise responsible for the equity and debt in these SPEs and does not participate in the profits or losses of these SPEs. The Company accounts for these arrangements based on their substance, and the Company records the costs of producing the films as an asset and records the net benefit received from the investors as a reduction of film and television production costs resulting in lower film and television production cost amortization for the films involved in the arrangement. At December 31, 2012, such SPEs were capitalized with approximately $3.1 billion of debt and equity from the third-party investors. These transactions resulted in reductions of film and television production cost amortization totaling $10 million, $34 million and $7 million during the years ended December 31, 2012, 2011 and 2010, respectively.

9. INCOME TAXES

Domestic and foreign income before income taxes and discontinued operations are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Domestic	$ 4,445	$ 4,285	$ 3,575
Foreign	97	81	344
Total	$ 4,542	$ 4,366	$ 3,919

Current and Deferred income taxes (tax benefits) provided on Income from continuing operations are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Federal:			
Current	$ 1,195	$ 922	$ 764
Deferred	(135)	178	84
Foreign:			
Current[(a)]	358	364	375
Deferred	4	(52)	(23)
State and Local:			
Current	123	63	120
Deferred	(19)	9	28
Total	$ 1,526	$ 1,484	$ 1,348

(a) Includes foreign withholding taxes of $245 million in 2012, $244 million in 2011 and $226 million in 2010.

The differences between income taxes expected at the U.S. federal statutory income tax rate of 35% and income taxes provided are as set forth below (millions):

	Year Ended December 31,		
	2012	2011	2010
Taxes on income at U.S. federal statutory rate	$ 1,590	$ 1,528	$ 1,372
State and local taxes, net of federal tax effects	65	71	73
Domestic production activities deduction	(160)	(123)	(96)
Other	31	8	(1)
Total	$ 1,526	$ 1,484	$ 1,348

Significant components of Time Warner's net deferred tax liabilities are as follows (millions):

	December 31,	
	2012	2011
Deferred tax assets:		
Tax attribute carryforwards[a]	$ 835	$ 889
Receivable allowances and return reserves	244	274
Royalties, participations and residuals	474	438
Investments	170	188
Equity-based compensation	280	443
Amortization and depreciation	373	130
Other	1,087	1,131
Valuation allowances[a]	(560)	(640)
Total deferred tax assets	$ 2,903	$ 2,853
Deferred tax liabilities:		
Assets acquired in business combinations	$ 3,521	$ 3,641
Unbilled television receivables	915	939
Unremitted earnings of foreign subsidiaries	120	151
Total deferred tax liabilities	4,556	4,731
Net deferred tax liability	$ 1,653	$ 1,878

[a] The Company has recorded valuation allowances for certain tax attribute carryforwards and other deferred tax assets due to uncertainty that exists regarding future realizability. The tax attribute carryforwards consist of $315 million of tax credits, $240 million of capital losses and $280 million of net operating losses that expire in varying amounts from 2013 through 2032. If, in the future, the Company believes that it is more likely than not that these deferred tax benefits will be realized, the majority of the valuation allowances will be recognized in the Consolidated Statement of Operations.

U.S. income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $1.9 billion at December 31, 2012. Determination of the amount of unrecognized deferred U.S. income tax liability with respect to such earnings is not practicable.

For accounting purposes, the Company records equity-based compensation expense and a related deferred tax asset for the future tax deductions it may receive. For income tax purposes, the Company receives a tax deduction equal to the stock price on the date that a restricted stock unit (or performance share unit) vests or the excess of the stock price over the exercise price of an option upon exercise. The deferred tax asset consists of amounts relating to individual unvested and/or unexercised equity-based compensation awards; accordingly, deferred tax assets related to certain equity awards may currently be in excess of the tax benefit ultimately received. The applicable accounting rules require that the deferred tax asset related to an equity-based compensation award be reduced only at the time the award vests (in the case of a restricted stock unit or performance share unit), is exercised (in the case of a stock option) or otherwise expires or is cancelled. This reduction is recorded as an adjustment to additional paid-in capital ("APIC"), to the extent that the realization of excess tax deductions on prior equity-based compensation awards were recorded directly to APIC. The cumulative amount of such excess tax deductions is referred to as the Company's "APIC Pool." Any shortfall balance recognized in excess of the Company's APIC Pool is charged to Income tax provision in the Consolidated Statement of Operations. The Company's APIC Pool was sufficient to absorb any shortfalls such that no shortfalls were charged to the Income tax provision during the years ended December 31, 2012, 2011 and 2010.

Accounting for Uncertainty in Income Taxes

The Company recognizes income tax benefits for tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the positions.

Changes in the Company's uncertain income tax positions, excluding the related accrual for interest and penalties, from January 1 through December 31 are set forth below (millions):

	Year Ended December 31,		
	2012	2011	2010
Beginning balance	$ 2,122	$ 2,100	$ 1,953
Additions for prior year tax positions	102	88	134
Additions for current year tax positions	97	120	80
Reductions for prior year tax positions	(61)	(153)	(52)
Settlements	(26)	(15)	(8)
Lapses in statute of limitations	(12)	(18)	(7)
Ending balance	$ 2,222	$ 2,122	$ 2,100

Should the Company's position with respect to these uncertain tax positions be upheld, the significant majority of the effect would be recorded in the Consolidated Statement of Operations as part of the Income tax provision.

During the year ended December 31, 2012, the Company recorded interest reserves through the Consolidated Statement of Operations of approximately $59 million and made interest payments in connection with settlements reached during 2012 of approximately $21 million. During the year ended December 31, 2011, the Company recorded interest reserves through the Consolidated Statement of Operations of approximately $51 million and made interest payments in connection with settlements reached during 2011 of approximately $12 million. The amount accrued for interest and penalties as of December 31, 2012 and 2011 was $425 million and $387 million, respectively. The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of income tax expense.

Uncertainties related to certain tax matters were settled subsequent to the year ended December 31, 2012 and, in the Company's judgment, uncertainties related to similar tax matters are reasonably possible of being resolved during the next twelve months. In addition, the Company has determined that it is reasonably possible that its existing reserves related to a former subsidiary will be settled during the next twelve months. The effect of the resolutions of these matters, a portion of which could vary based on the final terms and timing of actual settlements with taxing authorities, is estimated to be a reduction of recorded unrecognized tax benefits ranging from $60 million to $110 million, all of which will likely lower the Company's effective tax rate. The Company does not otherwise currently anticipate that its reserves related to uncertain income tax positions as of December 31, 2012 will significantly increase or decrease during the twelve-month period ended December 31, 2013; however, various events could cause the Company's current expectations to change in the future.

The Company and its subsidiaries file income tax returns in the U.S. and various state and local and foreign jurisdictions. The Internal Revenue Service ("IRS") is currently conducting an examination of the Company's U.S. income tax returns for the 2005 through 2007 period.

One matter relating to the appropriate tax characterization of certain stock warrants received from a third party in 2002 has been referred to the IRS Appeals Division. The Company expects this matter will result in a notice of deficiency being issued and entail litigation. Should the IRS prevail on its notice of deficiency, the additional tax payable by the Company would be approximately $70 million.

As of December 31, 2012, the tax years that remain subject to examination by significant jurisdiction are as follows:

U.S. federal	2002 through the current period
California	2007 through the current period
New York State	2003 through the current period
New York City	2003 through the current period

10. SHAREHOLDERS' EQUITY

Common Stock Repurchase Program

For the years ended December 31, 2012, 2011 and 2010, the number of shares repurchased pursuant to trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and their cost are as follows (millions):

	Total Number of Shares Repurchased	Total Cost of Shares Repurchased
2012	80	$ 3,302
2011	136	$ 4,618
2010	65	$ 1,999

In January 2013, Time Warner's Board of Directors authorized up to $4.0 billion of share repurchases beginning January 1, 2013, including amounts available under the Company's prior stock repurchase program as of December 31, 2012. Purchases under the stock repurchase program may be made from time to time on the open market and in privately negotiated transactions. The size and timing of these purchases are based on a number of factors, including price and business and market conditions.

Shares Authorized and Outstanding

At December 31, 2012, shareholders' equity of Time Warner included 932 million shares of common stock (net of 720 million shares of common stock held in treasury). As of December 31, 2012, Time Warner is authorized to issue up to 750 million shares of preferred stock, up to 8.33 billion shares of common stock and up to 600 million shares of additional series of common stock. At December 31, 2011, shareholders' equity of Time Warner included 974 million shares of common stock (net of 678 million shares of common stock held in treasury).

Comprehensive Income

Comprehensive income is reported in the Consolidated Statement of Comprehensive Income and consists of Net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from Net income. For Time Warner, such items consist primarily of foreign currency translation gains (losses), unrealized gains and losses on certain derivative financial instruments and equity securities, and changes in benefit plan obligations.

The following summary sets forth the activity within Other comprehensive income (loss) (millions):

	Pretax	Tax (provision) benefit	Net of tax
Year Ended December 31, 2010			
Unrealized losses on foreign currency translation	$(128)	$ (3)	$(131)
Unrealized gains (losses) on securities	(3)	1	(2)
Reclassification adjustment for (gains) losses on securities realized in net income	2	(1)	1
Unrealized gains (losses) on benefit obligation	42	(15)	27
Reclassification adjustment for (gains) losses on benefit obligation realized in net income	43	(15)	28
Unrealized gains (losses) on derivative financial instruments	(2)	1	(1)
Reclassification adjustment for derivative financial instrument (gains) losses realized in net income	41	(15)	26
Other comprehensive loss	$ (5)	$ (47)	$ (52)
Year Ended December 31, 2011			
Unrealized losses on foreign currency translation	$ (49)	$ (5)	$ (54)
Unrealized gains (losses) on securities	6	(2)	4
Unrealized gains (losses) on benefit obligation	(318)	109	(209)
Reclassification adjustment for (gains) losses on benefit obligation realized in net income	20	(7)	13
Unrealized gains (losses) on derivative financial instruments	11	(4)	7
Reclassification adjustment for derivative financial instrument (gains) losses realized in net income	30	(11)	19
Other comprehensive income (loss)	$(300)	$ 80	$(220)
Year Ended December 31, 2012			
Unrealized gains on foreign currency translation	$ 47	$ (8)	$ 39
Reclassification adjustment for losses on foreign currency translation realized in net income	10	—	10
Unrealized gains on securities	1	—	1
Unrealized gains (losses) on benefit obligation	(312)	106	(206)
Reclassification adjustment for (gains) losses on benefit obligation realized in net income	28	(10)	18
Unrealized gains (losses) on derivative financial instruments	5	(2)	3
Reclassification adjustment for derivative financial instrument (gains) losses realized in net income	(2)	1	(1)
Other comprehensive income (loss)	$(223)	$ 87	$(136)

The following summary sets forth the components of Accumulated other comprehensive loss, net of tax (millions):

	December 31, 2012	December 31, 2011
Foreign currency translation gains (losses)	$ 3	$ (46)
Net unrealized gains on securities	13	12
Net derivative financial instruments gains	12	10
Net unfunded/underfunded benefit obligation	(1,016)	(828)
Accumulated other comprehensive loss, net	$ (988)	$(852)

11. NET INCOME PER COMMON SHARE

Set forth below is a reconciliation of Basic and Diluted net income per common share attributable to Time Warner Inc. common shareholders (millions, except per share amounts):

	Year Ended December 31,		
	2012	2011	2010
Net income attributable to Time Warner Inc. shareholders	$ 3,019	$ 2,886	$ 2,578
Net income allocated to participating securities	(18)	(15)	(13)
Net income attributable to Time Warner Inc. common shareholders — basic	$ 3,001	$ 2,871	$ 2,565
Average number of common shares outstanding — basic	954.4	1,046.2	1,128.4
Dilutive effect of equity awards	21.9	18.3	16.9
Average number of common shares outstanding — diluted	976.3	1,064.5	1,145.3
Net income per common share attributable to Time Warner Inc. common shareholders:			
Basic	$ 3.14	$ 2.74	$ 2.27
Diluted	$ 3.09	$ 2.71	$ 2.25

Diluted income per common share for the years ended December 31, 2012, 2011 and 2010 excludes approximately 25 million, 72 million and 127 million, respectively, common shares that may be issued under the Company's stock compensation plans because they do not have a dilutive effect.

12. EQUITY-BASED COMPENSATION

Equity Plans

The Company has one active equity plan under which it is authorized to grant equity awards to employees and non-employee directors, covering an aggregate of 70 million shares of common stock. Stock options and restricted stock units ("RSUs") have been granted to employees and non-employee directors of the Company. Generally, stock options are granted with exercise prices equal to the fair market value on the date of grant, vest ratably over a four-year period, and expire ten years from the date of grant. Generally, RSUs vest between three to four years from the date of grant. Beginning in 2012, RSUs granted to certain senior level executives also are subject to a performance condition based on an adjusted net income target for a 1-year period. The Company also has a performance stock unit ("PSU") program for certain senior level executives who are awarded a target number of PSUs that represent the contingent (unfunded) right to receive shares of Company common stock at the end of a performance period (generally three years) based on the actual performance level achieved by the Company. PSUs granted in 2012 are considered to have a performance condition for accounting purposes as the number of PSUs that ultimately vest depends upon the Company's achievement of certain adjusted earnings per share ("Adjusted EPS") targets. Such amounts may be further adjusted depending upon the Company's total shareholder return ("TSR") relative to the other companies in the S&P 500 Index. Because the terms of the PSUs granted in 2012 provide discretion to make adjustments to the performance calculation, the service inception date of these awards precedes the grant date. These PSUs also are subject to a performance condition based on an adjusted net income target for a 1-year period. PSUs granted prior to 2012 are considered to have a market condition for accounting purposes because the number of PSUs that ultimately vest generally depends upon the Company's TSR relative to the other companies in the S&P 500 Index. Such amounts may be further adjusted depending upon the Company's growth in Adjusted EPS relative to the growth in Adjusted EPS of the other companies in the S&P 500 Index. The effect of a market condition is reflected in the grant date fair value of the award, which is estimated using a Monte Carlo analysis to estimate the total return ranking of Time Warner among the S&P 500 Index companies over the performance period. Certain equity awards provide for accelerated vesting upon an election to retire after reaching a specified age and years of service, as well as in certain additional circumstances for non-employee directors.

Holders of RSUs are generally entitled to receive cash dividend equivalents based on the regular quarterly cash dividends declared and paid by the Company during the period that the RSUs are outstanding. Beginning with RSU grants made in 2013, the dividend equivalent payment for holders of RSUs subject to a performance condition will be made in cash following the satisfaction of the performance condition. Holders of PSUs also are entitled to receive dividend equivalents based on the regular quarterly cash dividends declared and paid by the Company during the period that the PSUs are outstanding. The dividend equivalent payment will be made in cash following the vesting of the PSUs (generally following the end of the applicable performance period) and will be based on the number of shares that vest and are paid out. Holders of stock options do not receive dividends or dividend equivalent payments.

Upon the (i) exercise of a stock option award, (ii) vesting of an RSU, (iii) vesting of a PSU or (iv) grant of restricted stock, shares of Time Warner common stock may be issued either from authorized but unissued shares or from treasury stock. Upon the exercise of Time Warner stock options held by Time Warner Cable Inc. ("TWC") employees, TWC is obligated to reimburse Time Warner for the intrinsic value of the applicable award. This asset is carried at fair value and is $13 million as of December 31, 2012. Changes in the fair value of this asset are recorded in Other loss, net, in the Consolidated Statement of Operations.

Other information pertaining to each category of equity-based compensation appears below.

Stock Options

The table below summarizes the weighted-average assumptions used to value stock options at their grant date and the weighted-average grant date fair value per share:

	Year Ended December 31,		
	2012	2011	2010
Expected volatility	31.2%	29.5%	29.5%
Expected term to exercise from grant date	6.50 years	6.31 years	6.51 years
Risk-free rate	1.3%	2.8%	2.9%
Expected dividend yield	2.8%	2.6%	3.1%
Weighted average grant date fair value per share	8.69	9.01	6.39

The following table summarizes information about stock options outstanding as of December 31, 2012:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(thousands)		(in years)	(thousands)
Outstanding as of December 31, 2011	101,114	$34.80		
Granted	4,736	37.47		
Exercised	(35,171)	31.81		
Forfeited or expired	(14,676)	51.72		
Outstanding as of December 31, 2012	56,003	32.46	4.93	$ 860,525
Exercisable as of December 31, 2012	38,982	33.02	3.65	$ 577,424

As of December 31, 2012, the number, weighted-average exercise price, aggregate intrinsic value and weighted-average remaining contractual term of Time Warner stock options vested and expected to vest approximate amounts for options outstanding. As of December 31, 2012, 47 million shares of Time Warner common stock were available for future grants of stock options under the Company's equity plan.

The following table summarizes information about stock options exercised (millions):

	Year Ended December 31,		
	2012	2011	2010
Total intrinsic value	$ 342	$ 80	$ 45
Cash received	1,107	204	121
Tax benefits realized	127	30	17

Restricted Stock Units and Target Performance Stock Units

The following table sets forth the weighted average grant date fair value of RSUs and target PSUs:

	Year Ended December 31,		
	2012	2011	2010
RSUs	$ 37.52	$ 36.00	$ 27.21
PSUs	39.51	45.89	30.65

The following table summarizes information about unvested RSUs and target PSUs as of December 31, 2012:

	Number of Shares/Units (thousands)	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value (thousands)
Unvested as of December 31, 2011	17,309	$ 26.76	
Granted[a]	5,560	37.59	
Vested	(4,967)	21.80	
Forfeited	(544)	31.82	
Unvested as of December 31, 2012	17,358	31.49	$ 830,237

(a) Includes 5.4 million and 0.2 million RSUs and target PSUs, respectively.

The following table sets forth the total fair value of RSUs and target PSUs that vested during the following years (millions):

	Year Ended December 31,		
	2012	2011	2010
RSUs	$ 177	$ 135	$ 75
PSUs	11	11	11

Equity-Based Compensation Expense

Compensation expense recognized for equity-based compensation plans is as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Stock options	$ 52	$ 70	$ 70
RSUs and PSUs	182	155	129
Total impact on Operating Income	$ 234	$ 225	$ 199
Tax benefit recognized	$ 80	$ 82	$ 76

Total unrecognized compensation cost related to unvested Time Warner stock option awards as of December 31, 2012, without taking into account expected forfeitures, is $50 million and is expected to be recognized over a weighted-average period between one and two years. Total unrecognized compensation cost related to unvested RSUs and target PSUs as of December 31, 2012, without taking into account expected forfeitures, was $213 million and is expected to be recognized over a weighted-average period between one and two years.

13. BENEFIT PLANS

Retirement Plan Amendments

In March 2010, the Company's Board of Directors approved amendments to its domestic defined benefit pension plans. Pursuant to the amendments, (i) effective after June 30, 2010, benefits provided under the plans stopped accruing for additional years of service and the plans were closed to new hires and employees with less than one year of service and (ii) after December 31, 2013, pay increases will no longer be taken into consideration when determining a participating employee's benefits under the plans.

In December 2010, amendments to the U.K. defined benefit pension plans were approved. Pursuant to the amendments, effective after March 31, 2011, benefits provided under the plans stopped accruing for additional years of service, but pay increases continue to be taken into consideration when determining a participating employee's benefits under the plans.

A summary of activity for substantially all of Time Warner's domestic and international defined benefit pension plans is as follows:

Defined Benefit Pension Plans

Benefit Obligation (millions)

	December 31,	
	2012	2011
Change in benefit obligation:		
Projected benefit obligation, beginning of year	$ 3,733	$ 3,450
Service cost	3	9
Interest cost	178	188
Plan participant contributions	—	5
Actuarial loss	444	240
Benefits paid	(133)	(151)
Settlements	(32)	—
Plan amendments	(1)	—
Foreign currency exchange rates	32	(8)
Projected benefit obligation, end of year	$ 4,224	$ 3,733
Accumulated benefit obligation, end of year	$ 4,171	$ 3,659

Plan Assets (millions)

	December 31,	
	2012	2011
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 3,123	$ 3,130
Actual return on plan assets	350	118
Employer contributions	47	32
Benefits paid	(133)	(151)
Settlements	(32)	—
Plan participant contributions	—	2
Foreign currency exchange rates	34	(8)
Fair value of plan assets, end of year	$ 3,389	$ 3,123

As of December 31, 2012 and December 31, 2011, the funded status recognized in the Consolidated Balance Sheet reflected a net liability position of $835 million and $610 million, respectively, primarily consisting of noncurrent liabilities of $858 million and $625 million, respectively. As of December 31, 2012 and December 31, 2011, amounts included in Accumulated other comprehensive loss, net were $1.547 billion and $1.282 billion, respectively, primarily consisting of net actuarial losses.

Certain defined benefit pension plans have projected benefit obligations and accumulated benefit obligations in excess of their plan assets. These plans are primarily unfunded. As of December 31, 2012 and December 31, 2011, the projected benefit obligations in excess of plan assets for unfunded plans were $484 million and $437 million, respectively, and the accumulated benefit obligations in excess of plan assets for unfunded plans were $474 million and $429 million, respectively. In addition, as of December 31, 2012, the projected benefit obligation and accumulated benefit obligation for certain funded plans exceeded the fair value of their assets by $408 million and $387 million, respectively.

Components of Net Periodic Benefit Costs from Continuing Operations (millions)

	December 31,		
	2012	2011	2010
Service cost	$ 3	$ 9	$ 52
Interest cost	178	188	186
Expected return on plan assets	(189)	(196)	(230)
Amortization of prior service cost	1	1	—
Amortization of net loss	27	20	41
Settlements/curtailments	—	—	2
Net periodic benefit costs	$ 20	$ 22	$ 51

Assumptions

Weighted-average assumptions used to determine benefit obligations and net periodic benefit costs for the years ended December 31:

	Benefit Obligations			Net Periodic Benefit Costs		
	2012	2011	2010	2012	2011	2010
Discount rate	4.12%	4.91%	5.55%	4.91%	5.55%	5.80%
Rate of compensation increase	4.40%	4.47%	4.76%	4.47%	4.76%	4.78%
Expected long-term return on plan assets	n/a	n/a	n/a	6.29%	6.44%	7.84%

The discount rates were determined by matching the plan's liability cash flows to rates derived from high-quality corporate bonds available at the measurement date.

In developing the expected long-term rate of return on plan assets, the Company considered long-term historical rates of return, the Company's plan asset allocations as well as the opinions and outlooks of investment professionals and consulting firms.

Fair Value of Plan Assets

The following table sets forth by level, within the fair value hierarchy described in Note 5, the assets and liabilities held by the Company's defined benefit pension plans, including those assets related to The CW sub-plan, as of December 31, 2012 and December 31, 2011 (millions):

	December 31, 2012				December 31, 2011			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 113	$ —	$ —	$ 113	$ 113	$ —	$ —	$ 113
Insurance contracts	—	16	—	16	—	43	—	43
Equity securities:								
Domestic equities	176	—	—	176	270	—	—	270
International equities	45	—	—	45	162	—	—	162
Fixed income securities:								
U.S. government and agency securities	286	16	—	302	239	18	—	257
Municipal bonds	—	27	—	27	—	39	—	39
Investment grade corporate bonds[a]	—	1,212	—	1,212	—	1,117	—	1,117
Non-investment grade corporate bonds[a]	—	25	—	25	—	34	—	34
Other investments:								
Pooled investments[b]	—	1,042	—	1,042	—	907	—	907
Commingled trust funds[c]	—	307	—	307	—	53	—	53
Hedge funds	—	—	63	63	—	—	77	77
Other[d]	41	2	41	84	37	2	36	75
Total[e]	$ 661	$ 2,647	$ 104	$ 3,412	$ 821	$ 2,213	$ 113	$ 3,147

(a) Investment grade corporate bonds have an S&P rating of BBB- or higher and non-investment grade corporate bonds have an S&P rating of BB+ or below.

(b) Pooled investments primarily consist of interests in unitized investment pools of which underlying securities primarily consist of equity and fixed income securities.

(c) Commingled trust funds include $19 million and $24 million, respectively, as of December 31, 2012 and December 31, 2011 of collateral for securities on loan.

(d) Other investments primarily include limited partnerships, 103-12 investments, derivative contracts, exchange-traded funds and mutual funds.

(e) At December 31, 2012 and December 31, 2011, total assets include $19 million and $26 million, respectively, of securities on loan.

The table below sets forth a summary of changes in the fair value of the defined benefit pension plans' Level 3 assets for the years ended December 31, 2012 and December 31, 2011 (millions):

	December 31, 2012			December 31, 2011		
	Hedge Funds	Other	Total	Hedge Funds	Other	Total
Balance at beginning of period	$ 77	$ 36	$ 113	$ 121	$ 12	$ 133
Actual return on plan assets and liabilities:						
Relating to securities still held at end of period	7	2	9	(14)	2	(12)
Relating to securities disposed of during the period	(1)	—	(1)	12	(21)	(9)
Purchases	—	12	12	4	7	11
Sales	(20)	(9)	(29)	(46)	34	(12)
Transfers in and/or out of Level 3	—	—	—	—	2	2
Balance at end of period	$ 63	$ 41	$ 104	$ 77	$ 36	$ 113

The Company primarily utilizes the market approach for determining recurring fair value measurements.

The Company's investment policy for its defined benefit pension plans is to minimize the volatility of the plans' funded status and to achieve and maintain fully funded status in order to pay current and future participant benefits from plan assets. The Company determines and periodically reviews asset allocation policies consistent with its investment policy. In addition, the Company continuously monitors the performance of the pension investment portfolios, and the performance of the investment advisers, sub-advisers and asset managers thereof, and will make adjustments and changes as required. The Company does not manage any pension assets internally. The investment guidelines set by the Company for the investment advisers, sub-advisers and asset managers permit the use of index funds, futures, options, and other hedging strategies as components of portfolio management strategies.

Under the Company's investment policy, the asset allocation target for the domestic defined benefit pension plans is 35% equity investments and 65% fixed income investments. As and when funded status and market conditions permit, the Company intends to transition this asset allocation target toward a target of 20% equity investments and 80% fixed income investments to further minimize funded status volatility. Target asset allocations for the international defined benefit pension plans as of December 31, 2012 are approximately 60% equity investments, 25% fixed income investments and 15% other investments.

At both December 31, 2012 and December 31, 2011, the defined benefit pension plans' assets did not include any securities issued by Time Warner.

Expected cash flows

After considering the funded status of the Company's defined benefit pension plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year. The Company made discretionary cash contributions totalling $20 million to its funded defined benefit pension plans during the year ended December 31, 2012. For the Company's unfunded plans, contributions will continue to be made to the extent benefits are paid. In addition, the Company currently anticipates that it will make contributions to certain international defined benefit pension plans of $10 million in 2013, pursuant to UK regulatory funding requirements.

Information about the expected benefit payments for the Company's defined benefit plans is as follows (millions):

	2013	2014	2015	2016	2017	2018-2022
Expected benefit payments	$ 181	$ 184	$ 191	$ 196	$ 205	$ 1,089

Defined Contribution Plans

Time Warner has certain domestic and international defined contribution plans, including savings and profit sharing plans, for which the expense amounted to $188 million in 2012, $184 million in 2011 and $129 million in 2010. The Company's contributions to the savings plans are primarily based on a percentage of the employees' elected contributions and are subject to plan provisions.

Effective July 1, 2010, the Company increased its matching contributions for eligible participants in the Company's domestic defined contribution plan ("Time Warner Savings Plan"). Effective January 1, 2011, the Company has implemented a supplemental savings plan that provides for similar Company matching for eligible participant deferrals above the Internal Revenue Service compensation limits that apply to the Time Warner Savings Plan up to $500,000 of eligible compensation.

Other Postretirement Benefit Plans

Time Warner also sponsors several unfunded domestic postretirement benefit plans covering certain retirees and their dependents. For substantially all of Time Warner's domestic postretirement benefit plans, the unfunded benefit obligation as of December 31, 2012 and December 31, 2011 was $179 million and $164 million, respectively, and the amount recognized in Accumulated other comprehensive loss, net was a $10 million loss and an $8 million gain, respectively. For the years ended December 31, 2012, 2011 and 2010, the net periodic benefit costs were $11 million, $11 million and $12 million, respectively.

Multiemployer Benefit Plans

The Company contributes to various multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of its union-represented employees, primarily at the Film and TV Entertainment segment. The risks of participating in these multiemployer pension plans are different from single-employer pension plans in that (i) contributions made by the Company to the multiemployer pension plans may be used to provide benefits to employees of other participating employers; (ii) if the Company chooses to stop participating in certain of these multiemployer pension plans, it may be required to pay those plans an amount based on the underfunded status of the plan, which is referred to as a withdrawal liability; and (iii) actions taken by a participating employer that lead to a deterioration of the financial health of a multiemployer pension plan may result in the unfunded obligations of the multiemployer pension plan to be borne by its remaining participating employers. While no multiemployer pension plan contributed to by the Company is individually significant, the Pension Protection Act of 2006 zone status as of December 31, 2012 (i.e., for the multiemployer plan's 2011 plan year) of all of the largest multiemployer pension plans in which the Company participates was green, which implies that such plans are funded at a level of 80 percent or greater. Total contributions made by the Company to multiemployer pension plans for the years ended December 31, 2012, 2011 and 2010 were $93 million, $109 million and $101 million, respectively.

The Company also contributes to various other multiemployer benefit plans that provide health and welfare benefits to active and retired participants, primarily at the Film and TV Entertainment segment. Total contributions made by the Company to these other multiemployer benefit plans for the years ended December 31, 2012, 2011 and 2010 were $167 million, $157 million and $165 million, respectively.

14. RESTRUCTURING AND SEVERANCE COSTS

The Company's Restructuring and severance costs primarily related to employee termination costs, ranging from senior executives to line personnel, and other exit costs, including lease terminations. Restructuring and severance costs expensed as incurred by segment for the years ended December 31, 2012, 2011 and 2010 are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Networks	$ 67	$ 52	$ 6
Film and TV Entertainment	23	41	30
Publishing	27	18	61
Corporate	2	2	—
Total restructuring and severance costs	$ 119	$ 113	$ 97

	Year Ended December 31,		
	2012	2011	2010
2012 activity	$ 101	$ —	$ —
2011 activity	13	97	—
2010 and prior activity	5	16	97
Restructuring and severance costs	$ 119	$ 113	$ 97

2012 Initiatives

For the year ended December 31, 2012, the Company incurred $101 million in Restructuring and severance costs primarily related to various employee terminations and other exit activities, including $67 million at the Networks segment, $10 million at the Film and TV Entertainment segment, $22 million at the Publishing segment and $2 million at Corporate.

2011 Initiatives

For the year ended December 31, 2011, the Company incurred $97 million in Restructuring and severance costs primarily related to various employee terminations and other exit activities, including $52 million at the Networks segment, $23 million at the Film and TV Entertainment segment, $20 million at the Publishing segment and $2 million at Corporate.

During the year ended December 31, 2012, the Company incurred $13 million in Restructuring and severance costs at the Film and TV Entertainment segment relating to the 2011 restructuring initiatives.

2010 and Prior Year Initiatives

For the year ended December 31, 2010, the Company incurred $97 million in Restructuring and severance costs primarily related to various employee terminations and other exit activities, including $6 million at the Networks segment, $30 million at the Film and TV Entertainment segment and $61 million at the Publishing segment.

During the years ended December 31, 2012 and December 31, 2011, the Company also incurred additional charges related to the restructuring initiatives that were undertaken in 2010 and prior years as a result of changes in estimates of previously established accruals. During the year ended December 31, 2012, the Company incurred $5 million in Restructuring and severance costs at the Publishing segment related to the 2010 and prior year initiatives. During the year ended December 31, 2011, the Company incurred $18 million at the Film and TV Entertainment segment and reversed $2 million at the Publishing segment related to the 2010 and prior year initiatives.

Selected Information

Selected information relating to accrued restructuring and severance costs is as follows (millions):

	Employee Terminations	Other Exit Costs	Total
Remaining liability as of December 31, 2009	$ 155	$ 98	$ 253
Net accruals	63	34	97
Cash paid	(111)	(48)	(159)
Remaining liability as of December 31, 2010	107	84	191
Net accruals	102	11	113
Noncash reductions[a]	(5)	—	(5)
Cash paid	(88)	(35)	(123)
Remaining liability as of December 31, 2011	116	60	176
Net accruals	104	15	119
Noncash reductions[a]	(1)	—	(1)
Cash paid	(101)	(27)	(128)
Remaining liability as of December 31, 2012	$ 118	$ 48	$ 166

[a] Noncash reductions relate to the settlement of certain employee-related liabilities with equity instruments.

As of December 31, 2012, of the remaining liability of $166 million, $106 million was classified as a current liability in the Consolidated Balance Sheet, with the remaining $60 million classified as a long-term liability. Amounts classified as long-term are expected to be paid through 2017.

15. SEGMENT INFORMATION

Time Warner classifies its operations into three reportable segments: *Networks*: consisting principally of cable television networks, premium pay and basic tier television services and digital media properties; *Film and TV Entertainment*: consisting principally of feature film, television, home video and videogame production and distribution; and *Publishing*: consisting principally of magazine publishing and related websites as well as book publishing and marketing businesses. Effective for the first quarter of 2012, the Company changed the name of its Filmed Entertainment reportable segment to Film and TV Entertainment. This change did not affect the composition of the segment; accordingly, all prior period financial information related to this reportable segment was unaffected.

Information as to the Revenues, intersegment revenues, depreciation of property, plant, and equipment, Amortization of intangible assets, Operating Income (Loss), Assets and Capital expenditures of Time Warner in each of its reportable segments is set forth below (millions):

	Year Ended December 31, 2012				
	Subscription	Advertising	Content	Other	Total
Revenues					
Networks	$ 8,670	$ 4,308	$ 1,043	$ 183	$ 14,204
Film and TV Entertainment	117	81	11,522	298	12,018
Publishing	1,210	1,819	91	316	3,436
Intersegment eliminations	—	(87)	(824)	(18)	(929)
Total revenues	$ 9,997	$ 6,121	$ 11,832	$ 779	$ 28,729

	Year Ended December 31, 2011				
	Subscription	Advertising	Content	Other	Total
Revenues					
Networks	$ 8,166	$ 4,189	$ 1,144	$ 155	$ 13,654
Film and TV Entertainment	86	85	12,274	193	12,638
Publishing	1,271	1,923	84	399	3,677
Intersegment eliminations	—	(81)	(867)	(47)	(995)
Total revenues	$ 9,523	$ 6,116	$ 12,635	$ 700	$ 28,974

	Year Ended December 31, 2010				
	Subscription	Advertising	Content	Other	Total
Revenues					
Networks	$ 7,671	$ 3,736	$ 942	$ 131	$ 12,480
Film and TV Entertainment	66	75	11,359	122	11,622
Publishing	1,291	1,935	68	381	3,675
Intersegment eliminations	—	(64)	(804)	(21)	(889)
Total revenues	$ 9,028	$ 5,682	$ 11,565	$ 613	$ 26,888

	Year Ended December 31,		
	2012	2011	2010
Intersegment Revenues			
Networks	$ 96	$ 92	$ 89
Film and TV Entertainment	812	854	778
Publishing	21	49	22
Total intersegment revenues	$ 929	$ 995	$ 889

	Year Ended December 31,		
	2012	2011	2010
Depreciation of Property, Plant and Equipment			
Networks	$ (323)	$ (326)	$ (342)
Film and TV Entertainment	(202)	(198)	(186)
Publishing	(91)	(100)	(108)
Corporate	(28)	(29)	(38)
Total depreciation of property, plant and equipment	$ (644)	$ (653)	$ (674)

	Year Ended December 31,		
	2012	2011	2010
Amortization of Intangible Assets			
Networks	$ (32)	$ (41)	$ (35)
Film and TV Entertainment	(180)	(186)	(188)
Publishing	(36)	(42)	(41)
Total amortization of intangible assets	$ (248)	$ (269)	$ (264)

	Year Ended December 31,		
	2012	2011	2010
Operating Income (Loss)			
Networks	$ 4,719	$ 4,416	$ 4,224
Film and TV Entertainment	1,228	1,263	1,107
Publishing	420	563	515
Corporate	(352)	(347)	(374)
Intersegment eliminations	(97)	(90)	(44)
Total operating income (loss)	$ 5,918	$ 5,805	$ 5,428

	December 31, 2012	December 31, 2011
Assets		
Networks	$ 39,002	$ 38,166
Film and TV Entertainment	19,853	19,257
Publishing	5,850	6,055
Corporate	3,599	4,323
Total assets	$ 68,304	$ 67,801

	Year Ended December 31,		
	2012	2011	2010
Capital Expenditures			
Networks	$ 294	$ 330	$ 291
Film and TV Entertainment	270	313	272
Publishing	34	48	49
Corporate	45	81	19
Total capital expenditures	$ 643	$ 772	$ 631

Long-lived hard assets located outside the United States, which represent approximately 1% of total assets at December 31, 2012, are not material. Revenues in different geographical areas are as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Revenues[a]			
United States and Canada	$ 20,729	$ 20,634	$ 19,738
Europe[b]	4,757	5,142	4,414
Asia/Pacific Rim	1,645	1,599	1,463
Latin America	1,346	1,358	1,037
All Other	252	241	236
Total revenues	$ 28,729	$ 28,974	$ 26,888

(a) Revenues are attributed to region based on location of customer.
(b) Revenue in the EuroZone countries comprise approximately 45%, 46% and 49% of Europe for the years ended 2012, 2011 and 2010, respectively.

16. COMMITMENTS AND CONTINGENCIES

Commitments

Time Warner has commitments under certain network programming, film licensing, creative talent, employment and other agreements aggregating $27.490 billion at December 31, 2012.

The Company also has commitments for office space, studio facilities and operating equipment. Time Warner's net rent expense was $407 million in 2012, $416 million in 2011 and $398 million in 2010. Included in such amounts was sublease income of $62 million for 2012, $56 million for 2011 and $46 million for 2010.

The commitments under certain programming, film licensing, talent and other agreements ("Programming and Other") and minimum rental commitments under noncancelable long-term operating leases ("Operating Leases") payable during the next five years and thereafter are as follows (millions):

	Programming and Other	Operating Leases
2013	$ 4,844	$ 422
2014	3,545	392
2015	2,942	349
2016	2,511	316
2017	2,173	282
Thereafter	11,475	360
Total	$ 27,490	$ 2,121

Additionally, as of December 31, 2012, the Company has future sublease income arrangements of $232 million, which are not included in Operating Leases in the table above.

Contingent Commitments

The Company also has certain contractual arrangements that would require it to make payments or provide funding if certain circumstances occur ("contingent commitments"). Contingent commitments include contingent consideration to be paid in connection with acquisitions and put/call arrangements on certain investment transactions, which could require the Company to make payments to acquire certain assets or ownership interests.

The following table summarizes the Company's contingent commitments at December 31, 2012. For put options where payment obligations are outside the Company's control, the timing of amounts presented in the table represents the earliest period in which the payment could be made. For other contingent commitments, the timing of amounts presented in the table represents when the maximum contingent commitment will expire, but does not mean that the Company expects to incur an obligation to make any payments within that time period. In addition, amounts presented do not reflect the effects of any indemnification rights the Company might possess (millions).

Nature of Contingent Commitments	Total	2013	2014-2015	2016-2017	Thereafter
Guarantees	$ 991	$ 37	$ 77	$ 81	$ 796
Letters of credit and other contingent commitments	1,124	128	203	235	558
Total contingent commitments	$ 2,115	$ 165	$ 280	$ 316	$ 1,354

The following is a description of the Company's contingent commitments at December 31, 2012:

- Guarantees consist of guarantees the Company has provided on certain operating commitments entered into by entities formerly owned by the Company, including the arrangement described below.

  Six Flags

  In connection with the Company's former investment in the Six Flags theme parks located in Georgia and Texas (collectively, the "Parks"), in 1997, certain subsidiaries of the Company (including Historic TW and, in connection with the separation of TWC in 2009, Warner Bros. Entertainment Inc.) agreed to guarantee (the "Six Flags Guarantee") certain obligations of the partnerships that hold the Parks (the "Partnerships") for the benefit of the limited partners in such Partnerships, including: annual payments made at the Parks or to the limited partners and additional obligations at the end of the respective terms for the Partnerships in 2027 and 2028 (the "Guaranteed Obligations"). The aggregate undiscounted estimated future cash flow requirements covered by the Six Flags Guarantee over the remaining term (through 2028) are $991 million (for a net present value of $406 million). To date, no payments have been made by the Company pursuant to the Six Flags Guarantee.

  Six Flags Entertainment Corporation (formerly known as Six Flags, Inc. and Premier Parks Inc.) ("Six Flags"), which has the controlling interest in the Parks, has agreed, pursuant to a subordinated indemnity agreement (the "Subordinated Indemnity Agreement"), to guarantee the performance of the Guaranteed Obligations when due and to indemnify Historic TW, among others, if the Six Flags Guarantee is called upon. If Six Flags defaults in its indemnification obligations, Historic TW has the right to acquire control of the managing partner of the Parks. Six Flags' obligations to Historic TW are further secured by its interest in all limited partnership units held by Six Flags.

  Because the Six Flags Guarantee existed prior to December 31, 2002 and no modifications to the arrangements have been made since the date the guarantee came into existence, the Company is required to continue to account for the Guaranteed Obligations as a contingent liability. Based on its evaluation of the current facts and circumstances surrounding the Guaranteed Obligations and the Subordinated Indemnity Agreement, the Company is unable to predict the loss, if any, that may be incurred under the Guaranteed Obligations, and no liability for the arrangements has been recognized at December 31, 2012. Because of the specific circumstances surrounding the arrangements and the fact that no active or observable market exists for this type of financial guarantee, the Company is unable to determine a current fair value for the Guaranteed Obligations and related Subordinated Indemnity Agreement.

- Generally, letters of credit, bank guarantees and surety bonds support performance and payments for a wide range of global contingent and firm obligations, including insurance, litigation appeals, import of finished goods, real estate leases and other operational needs. Other contingent commitments primarily include amounts payable representing contingent consideration on certain acquisitions, which if earned would require the Company to pay a portion or all of the contingent amount, and contingent payments for certain put/call arrangements, whereby payments could be made by the Company to acquire assets, such as a venture partner's interest or a co-financing partner's interest in one of the Company's films.

Time Warner does not guarantee the debt of any of its investments accounted for using the equity method of accounting.

Programming Licensing Backlog

Programming licensing backlog represents the amount of future revenues not yet recorded from cash contracts for the licensing of theatrical and television product for pay cable, basic cable, network and syndicated television exhibition. Because backlog generally relates to contracts for the licensing of theatrical and television product that have already been produced, the recognition of revenue for such completed product is principally dependent on the commencement of the availability period for telecast under the terms of the related licensing agreement. Cash licensing fees are collected periodically over the term of the related licensing agreements. Backlog was approximately $6.0 billion and $5.6 billion at December 31, 2012 and 2011, respectively. Included in these amounts is licensing of film product from the Film and TV Entertainment segment to the Networks segment in the amount of $1.2 billion and $1.4 billion at December 31, 2012 and 2011, respectively. Backlog excludes filmed entertainment advertising barter contracts, which are expected to result in the future realization of revenues and cash through the sale of the advertising spots received under such contracts to third parties.

Contingencies

In the ordinary course of business, the Company and its subsidiaries are defendants in or parties to various legal claims, actions and proceedings. These claims, actions and proceedings are at varying stages of investigation, arbitration or adjudication, and involve a variety of areas of law.

On October 8, 2004, certain heirs of Jerome Siegel, one of the creators of the "Superman" character, filed suit against the Company, DC Comics and Warner Bros. Entertainment Inc. in the U.S. District Court for the Central District of California. Plaintiffs' complaint seeks an accounting and demands up to one-half of the profits made on Superman since the alleged April 16, 1999 termination by plaintiffs of Siegel's grants of one-half of the rights to the Superman character to DC Comics' predecessor-in-interest. Plaintiffs have also asserted various Lanham Act and unfair competition claims, alleging "wasting" of the Superman property by DC Comics, and the Company has filed counterclaims. On March 26, 2008, the court entered an order of summary judgment finding, among other things, that plaintiffs' notices of termination were valid and that plaintiffs had thereby recaptured, as of April 16, 1999, their rights to a one-half interest in the Superman story material, as first published, but that the accounting for profits would not include profits attributable to foreign exploitation, republication of pre-termination works and trademark exploitation. On October 6, 2008, the court dismissed plaintiffs' Lanham Act and "wasting" claims with prejudice, and subsequently determined that the remaining claims in the case will be subject to phased non-jury trials. On July 8, 2009, the court issued a decision in the first phase trial in favor of the defendants on the issue of whether the terms of various license agreements between DC Comics and Warner Bros. Entertainment Inc. were at fair market value or constituted "sweetheart deals." On May 17, 2011, the court certified certain liability issues for interlocutory appeal and stayed proceedings pending that appeal. On January 10, 2013, the U.S. Court of Appeals for the Ninth Circuit reversed the district court's decision to grant summary judgment in plaintiffs' favor, holding that the parties reached a binding settlement agreement in 2001, and directed the district court to reconsider its ruling on DC Comics' counterclaims challenging the validity of the plaintiffs' termination notices.

On October 22, 2004, the same Siegel heirs filed a related lawsuit against the same defendants, as well as Warner Communications Inc. and Warner Bros. Television Production Inc. in the U.S. District Court for the Central District of California. Plaintiffs claim that Siegel was the sole creator of the character Superboy and, as such, DC Comics has had no right to create new Superboy works since the alleged October 17, 2004 termination by plaintiffs of Siegel's grants of rights to the Superboy character to DC Comics' predecessor-in-interest. This lawsuit seeks a declaration regarding the validity of the alleged termination and an injunction against future use of the Superboy character. On March 23, 2006, the court granted plaintiffs' motion for partial summary judgment on termination, denied the Company's motion for summary judgment and held that further proceedings are necessary to determine whether the Company's *Smallville* television series may infringe on plaintiffs' rights to the Superboy character. On July 27, 2007, upon the Company's motion for reconsideration, the court reversed the bulk of its March 23, 2006 ruling, and requested additional briefing on certain issues, on which a decision remains pending.

On May 14, 2010, DC Comics filed a related lawsuit in the U.S. District Court for the Central District of California against the heirs of Superman co-creator Joseph Shuster, the Siegel heirs, their attorney Marc Toberoff and certain companies that Mr. Toberoff controls. The lawsuit asserts a claim for declaratory relief concerning the validity and scope of the copyright termination notice served by the Shuster heirs, which, together with the termination notices served by the Siegel heirs described above, purports to preclude DC Comics from creating new Superman and/or Superboy works for distribution and sale in the United States after October 26, 2013. The lawsuit also seeks declaratory relief with respect to, inter alia, the validity of various agreements between Mr. Toberoff, his companies and the Shuster and Siegel heirs, and asserts claims for intentional interference by Mr. Toberoff with DC Comics' contracts and prospective economic advantage with the Shuster and Siegel heirs, for which DC Comics seeks monetary damages. On October 25, 2011, defendants' motion to strike certain causes of action was denied. On November 2, 2011, defendants appealed the denial to the U.S. Court of Appeals for the Ninth Circuit. On July 16, 2012, DC Comics filed a motion for partial summary judgment on two of its asserted claims – the validity of the copyright termination notice served by the Shuster heirs and that the agreements referenced above interfered with DC Comics' rights under the copyright termination provisions. On August 20, 2012, defendants also filed a motion for partial summary judgment on these two claims, as well as on DC Comics' asserted claim concerning the scope of the copyright termination notice served by the Shuster heirs. On October 17, 2012, the district court granted DC Comics' motion for partial summary judgment, holding that, among other things, the Shuster heirs' termination notice is invalid, and denying defendants' motion for partial summary judgment. On December 11, 2012, defendants filed a notice of appeal of the district court's ruling with the U.S. Court of Appeals for the Ninth Circuit.

On April 4, 2007, the National Labor Relations Board ("NLRB") issued a complaint against CNN America Inc. ("CNN America") and Team Video Services, LLC ("Team Video"). This administrative proceeding relates to CNN America's December 2003 and January 2004 terminations of its contractual relationships with Team Video, under which Team Video had provided electronic newsgathering services in Washington, DC and New York, NY. The National Association of Broadcast Employees and Technicians, under which Team Video's employees were unionized, initially filed charges of unfair labor practices with the NLRB in February 2004, alleging that CNN America and Team Video were joint employers, that CNN America was a successor employer to Team Video, and/or that CNN America discriminated in its hiring practices to avoid becoming a successor employer or due to specific individuals' union affiliation or activities. The NLRB complaint seeks, among other things, the reinstatement of certain union members and monetary damages. On November 19, 2008, the presiding NLRB Administrative Law Judge issued a non-binding recommended decision, finding CNN America liable. On February 17, 2009, CNN America filed exceptions to this decision with the NLRB.

On March 10, 2009, Anderson News L.L.C. and Anderson Services L.L.C. (collectively, "Anderson News") filed an antitrust lawsuit in the U.S. District Court for the Southern District of New York against several magazine publishers, distributors and wholesalers, including Time Inc. and one of its subsidiaries, Time/Warner Retail Sales & Marketing, Inc. Plaintiffs allege that defendants violated Section 1 of the Sherman Antitrust Act by engaging in an antitrust conspiracy against Anderson News, as well as other related state law claims. Plaintiffs are seeking unspecified monetary damages. On August 2, 2010, the court granted defendants' motions to dismiss the complaint with prejudice and, on October 25, 2010, the court denied Anderson News' motion for reconsideration of that dismissal. On November 8, 2010, Anderson News appealed and, on April 3, 2012, the U.S. Court of Appeals for the Second Circuit vacated the district court's dismissal of the complaint and remanded the case to the district court. On January 7, 2013, the U.S. Supreme Court denied defendants' petition for writ of *certiorari* to review the judgment of the U.S. Court of Appeals for the Second Circuit vacating the district court's dismissal of the complaint. The case continues to proceed before the district court.

The Company intends to vigorously defend against or prosecute, as applicable, the matters described above.

On September 20, 2007, Brantley, et al. v. NBC Universal, Inc., et al. was filed in the U.S. District Court for the Central District of California against the Company and several other programming content providers (collectively, the "programmer defendants") as well as cable and satellite providers (collectively, the "distributor defendants"), alleging violations of the federal antitrust laws. Among other things, the complaint alleged coordination between and among the programmer defendants to sell and/or license programming on a "bundled" basis to the distributor defendants, who in turn purportedly offer that programming to subscribers in packaged tiers, rather than on a per channel (or "à la carte") basis. In an order dated October 15, 2009, the court dismissed the third amended complaint with prejudice. On October 30, 2009, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit. On March 30, 2012, the U.S. Court of Appeals for the Ninth Circuit affirmed the district court's dismissal of the lawsuit. On August 2, 2012, plaintiffs filed a petition for writ of *certiorari* to review with the U.S. Supreme Court the judgment of the U.S. Court of Appeals for the Ninth Circuit affirming the district court's dismissal of the lawsuit. On November 5, 2012, the U.S. Supreme Court denied plaintiffs' petition for writ of *certiorari*. This concludes the litigation. As a result, the Company does not intend to include disclosure regarding this litigation in future periodic reports.

The Company establishes an accrued liability for legal claims when the Company determines that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters.

For matters disclosed above for which a loss is probable or reasonably possible, whether in excess of an accrued liability or where there is no accrued liability, the Company has estimated a range of possible loss. The Company believes the estimate of the aggregate range of possible loss in excess of accrued liabilities for such matters is between $0 and $80 million at December 31, 2012. The estimated aggregate range of possible loss is subject to significant judgment and a variety of assumptions. The matters represented in the estimated aggregate range of possible loss will change from time to time and actual results may vary significantly from the current estimate.

In view of the inherent difficulty of predicting the outcome of litigation and claims, the Company often cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be. An adverse outcome in one or more of these matters could be material to the Company's results of operations or cash flows for any particular reporting period.

17. RELATED PARTY TRANSACTIONS

The Company has entered into certain transactions in the ordinary course of business with unconsolidated investees accounted for under the equity method of accounting. These transactions have been executed on terms comparable to the terms of transactions with unrelated third parties and primarily include the licensing of broadcast rights to The CW broadcast network for television product by the Film and TV Entertainment segment and the licensing of rights to carry cable television programming provided by the Networks segment.

Amounts resulting from transactions with related parties consist of (millions):

	Year Ended December 31,		
	2012	2011	2010
Revenues	$ 457	$ 472	$ 360
Expenses	(58)	(63)	(62)

18. ADDITIONAL FINANCIAL INFORMATION

Additional financial information with respect to cash payments and receipts, Interest expense, net, Other loss, net, Accounts payable and accrued liabilities and Other noncurrent liabilities is as follows (millions):

	Year Ended December 31,		
	2012	2011	2010
Cash Flows			
Cash payments made for interest	$(1,262)	$(1,119)	$(1,086)
Interest income received	42	40	26
Cash interest payments, net	$(1,220)	$(1,079)	$(1,060)
Cash payments made for income taxes	$(1,346)	$(1,174)	$ (961)
Income tax refunds received	78	95	90
TWC tax sharing payments[a]	(6)	—	(87)
Cash tax payments, net	$(1,274)	$(1,079)	$ (958)

[a] Represents net amounts paid to TWC in accordance with a tax sharing agreement with TWC.

	Year Ended December 31,		
	2012	2011	2010
Interest Expense, Net			
Interest income	$ 107	$ 111	$ 99
Interest expense	(1,360)	(1,321)	(1,277)
Total interest expense, net	$(1,253)	$(1,210)	$(1,178)

	Year Ended December 31,		
	2012	2011	2010
Other Loss, Net			
Investment gains (losses), net	$ (73)	$ (168)	$ 32
Premiums paid and transaction costs incurred in connection with debt redemptions	—	—	(364)
Income (loss) on equity method investees	(46)	(40)	6
Other	(4)	(21)	(5)
Total other loss, net	$ (123)	$ (229)	$ (331)

	December 31, 2012	December 31, 2011
Accounts Payable and Accrued Liabilities		
Accounts payable	$ 771	$ 961
Accrued expenses	2,176	2,037
Participations payable	2,461	2,337
Programming costs payable	777	742
Accrued compensation	1,075	1,049
Accrued interest	323	342
Accrued income taxes	486	347
Total accounts payable and accrued liabilities	$ 8,069	$ 7,815

	December 31, 2012	December 31, 2011
Other Noncurrent Liabilities		
Noncurrent tax and interest reserves	$ 2,482	$ 2,430
Participations payable	963	927
Programming costs payable	1,197	1,029
Noncurrent pension and post retirement liabilities	1,058	809
Deferred compensation	580	574
Other noncurrent liabilities	545	565
Total other noncurrent liabilities	$ 6,825	$ 6,334

TIME WARNER INC.
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms and actions taken to correct deficiencies as they are identified. Because of the inherent limitations in any internal control, no matter how well designed, misstatements may occur and not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may decline.

Management conducted an evaluation of the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2012 based on the framework set forth in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting has been audited by the Company's independent auditor, Ernst & Young LLP, a registered public accounting firm, as stated in their report at page 110 herein.

TIME WARNER INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Time Warner Inc.

We have audited the accompanying consolidated balance sheets of Time Warner Inc. ("Time Warner") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2012. Our audits also included the Supplementary Information and Financial Statement Schedule II listed in the Index at Item 15(a). These financial statements, supplementary information and schedule are the responsibility of Time Warner's management. Our responsibility is to express an opinion on these financial statements, supplementary information and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Time Warner at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related Supplementary Information and Financial Statement Schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Time Warner's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
February 22, 2013

TIME WARNER INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Time Warner Inc.

We have audited Time Warner Inc.'s ("Time Warner") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Time Warner's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Time Warner's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Time Warner maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Time Warner as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2012 of Time Warner and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
February 22, 2013

TIME WARNER INC.
SELECTED FINANCIAL INFORMATION

The selected financial information set forth below for each of the three years in the period ended December 31, 2012 has been derived from and should be read in conjunction with the audited financial statements and other financial information presented elsewhere herein. The selected financial information set forth below for the years ended December 31, 2009 and December 31, 2008 has been derived from audited financial statements not included herein. Capitalized terms are as defined and described in the consolidated financial statements or elsewhere herein. Certain reclassifications have been made to conform to the 2012 presentation.

	Year Ended December 31,				
	2012	2011	2010	2009	2008[(a)]
	(millions, except per share amounts)				
Selected Operating Statement Information:					
Total revenues	$ 28,729	$ 28,974	$ 26,888	$ 25,388	$ 26,434
Operating income (loss)	5,918	5,805	5,428	4,470	(3,044)
Net income (loss)	3,016	2,882	2,571	2,512	(14,649)
Amounts attributable to Time Warner Inc. shareholders:					
Income (loss) from continuing operations	$ 3,019	$ 2,886	$ 2,578	$ 2,088	$ (5,090)
Discontinued operations, net of tax	—	—	—	389	(8,308)
Net income (loss)	$ 3,019	$ 2,886	$ 2,578	$ 2,477	$ (13,398)
Per share information attributable to Time Warner Inc. common shareholders:					
Basic income (loss) per common share from continuing operations	$ 3.14	$ 2.74	$ 2.27	$ 1.76	$ (4.27)
Discontinued operations	—	—	—	0.32	(6.95)
Basic net income (loss) per common share	$ 3.14	$ 2.74	$ 2.27	$ 2.08	$ (11.22)
Diluted income (loss) per common share from continuing operations	$ 3.09	$ 2.71	$ 2.25	$ 1.75	$ (4.27)
Discontinued operations	—	—	—	0.32	(6.95)
Diluted net income (loss) per common share	$ 3.09	$ 2.71	$ 2.25	$ 2.07	$ (11.22)
Average common shares:					
Basic	954.4	1,046.2	1,128.4	1,184.0	1,194.2
Diluted	976.3	1,064.5	1,145.3	1,195.1	1,194.2
Selected Balance Sheet Information:					
Cash and equivalents	$ 2,841	$ 3,476	$ 3,663	$ 4,733	$ 1,082
Total assets	68,304	67,801	66,707	66,207	114,577
Debt due within one year	749	23	26	57	2,041
Non-recourse debt	—	—	—	805	805
Long-term debt	19,122	19,501	16,523	15,346	19,855
Time Warner Inc. shareholders' equity	29,877	29,957	32,940	33,396	42,292
Total capitalization at book value	49,748	49,481	49,489	49,604	64,993
Cash dividends declared per share of common stock	1.04	0.94	0.85	0.75	0.75

(a) 2008 includes a $7.139 billion noncash impairment to reduce the carrying value of goodwill and intangible assets at the Publishing segment. Total assets, Time Warner Inc. shareholder's equity and Total capitalization at book value for 2008 include amounts related to discontinued operations, primarily related to Time Warner Cable Inc. and AOL Inc.

TIME WARNER INC.
QUARTERLY FINANCIAL INFORMATION
(Unaudited)

The following table sets forth the quarterly information for Time Warner:

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(millions, except per share amounts)			
2012				
Total revenues	$ 6,979	$ 6,744	$ 6,842	$ 8,164
Operating income	1,247	1,063	1,581	2,027
Net income	581	429	838	1,168
Net income attributable to Time Warner Inc. shareholders:	583	430	838	1,168
Per share information attributable to Time Warner Inc. common shareholders:				
Net income per share — basic	0.60	0.45	0.88	1.24
Net income per share — diluted	0.59	0.44	0.86	1.21
Cash provided by operations from continuing operations	416	343	1,538	1,179
Common stock — high	38.21	38.50	45.90	48.26
Common stock — low	35.68	33.76	37.49	43.04
Cash dividends declared per share of common stock	0.26	0.26	0.26	0.26
2011				
Total revenues	$ 6,683	$ 7,030	$ 7,068	$ 8,193
Operating income	1,270	1,266	1,596	1,673
Net income	651	637	822	772
Net income attributable to Time Warner Inc. shareholders:	653	638	822	773
Per share information attributable to Time Warner Inc. common shareholders:				
Net income per share — basic	0.59	0.60	0.79	0.78
Net income per share — diluted	0.59	0.59	0.78	0.76
Cash provided by operations from continuing operations	825	43	1,278	1,302
Common stock — high	38.20	37.86	37.06	36.38
Common stock — low	31.45	34.46	27.74	28.96
Cash dividends declared per share of common stock	0.235	0.235	0.235	0.235

COMPARISON OF CUMULATIVE TOTAL RETURNS

The chart below compares the performance of the Company's Common Stock with the performance of the S&P 500 Index and a peer group index (the "Peer Group Index") by measuring the changes in common stock prices from December 31, 2007, plus reinvested dividends and distributions through 2012. The common stock of the following companies is included in the Peer Group Index: CBS Corporation (Class B), News Corporation (Class A), Viacom Inc. (Class B) and The Walt Disney Company.

In accordance with SEC rules, the Company created the Peer Group Index with which to compare its stock performance because there is not a relevant published industry or line-of-business index. The Peer Group Index reflects the Company's selection of media and entertainment companies that have lines of business similar to its own. Some of the companies included in the Peer Group Index are engaged in businesses in which the Company did not participate as of December 31, 2012.

The chart assumes $100 was invested on December 31, 2007 in each of the Company's Common Stock, the S&P 500 Index, and the Peer Group Index and reflects reinvestment of dividends and distributions on a monthly basis and quarterly market capitalization weighting. The Company's Common Stock performance has been adjusted to take into account the separation of Time Warner Cable Inc. and AOL Inc. from the Company in 2009. From 2008 through 2012, the Company paid a quarterly dividend of (i) $0.1875 per share in 2008 and 2009, (ii) $0.2125 per share in 2010, (iii) $0.2350 in 2011, and (iv) $0.2600 per share in 2012. The per share dividend amounts above reflect adjustments for the 1-for-3 reverse stock split of the Company's Common Stock on March 27, 2009.

Comparison of Cumulative Total Returns


$200
$150
$100
$50
$0
Dec 07
Jun 08
Dec 08
Jun 09
Dec 09
Jun 10
Dec 10
Jun 11
Dec 11
Jun 12
Dec 12
Time Warner Inc.
S&P 500 Index
Peer Group Index

Value at	Company Common Stock	S&P 500 Index	Peer Group Index
December 31, 2007	$100	$100	$100
June 30, 2008	90	88	81
December 31, 2008	62	63	53
June 30, 2009	71	65	55
December 31, 2009	90	80	80
June 30, 2010	90	74	76
December 31, 2010	102	92	95
June 30, 2011	117	97	111
December 31, 2011	118	94	108
June 30, 2012	127	102	133
December 31, 2012	160	109	146

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Investor Information

Stockholder Services
Registered stockholders (who hold shares in their name) with questions or seeking services, including change of address, lost stock certificate, transfer of stock to another person and other administrative services, should contact the Transfer Agent at:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
800-254-5193 or
781-575-2879 (for international callers)
Website: www.computershare.com

Beneficial stockholders (who hold their shares through brokers) should contact their brokers directly on all administrative matters.

Corporate Publications
Copies of Time Warner's Annual Report on Form 10-K for the year ended December 31, 2012 (excluding exhibits thereto) are available without charge upon written request to Time Warner Inc., One Time Warner Center, New York, NY 10019-8016, Attn: Investor Relations; by placing an order online at www.timewarner.com/investors or by calling toll-free 866-INFO-TWX. The Annual Report on Form 10-K and Time Warner's Quarterly Reports on Form 10-Q, as well as certain other documents filed with the Securities and Exchange Commission, are available via the company's Website at www.timewarner.com/investors and on the SEC's Website at www.sec.gov. Copies of the Annual Report to Stockholders are also available via the company's Website.

Common Stock
Time Warner Inc. common stock is listed on the New York Stock Exchange under the ticker symbol "TWX."

As of March 15, 2013, there were approximately 935 million shares outstanding and approximately 22,000 stockholders of record.

2012 Stock Price Performance	
High:	$ 48.26
Low:	$ 33.76
Close (12/31/12):	$ 47.83

Publicly Issued Debt Securities
For a list of the company's publicly issued debt securities and trustee information, please refer to the stock & debt securities information section of the company's Website: www.timewarner.com/investors.

Annual Meeting of Stockholders
The Annual Meeting of Stockholders will be held on Thursday, May 23, 2013, beginning at 10:00 a.m. local time. The meeting will take place at the Omni Hotel, Grand Ballroom, M4 Level, North Tower, 100 CNN Center, Atlanta, GA.

Number of Employees
Approximately 34,000 worldwide at December 31, 2012.

Independent Auditors
Ernst & Young LLP

Time Warner Inc. Contact Information
Corporate Headquarters
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016
212-484-8000
Time Warner Corporate Website:
www.timewarner.com

Investor Relations
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016
866-INFO-TWX
e-mail: ir@timewarner.com

Media Relations
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016
212-484-7482

Sign Up To Receive Stockholder Documents Via E-Mail

We urge you to register to receive future Time Warner stockholder materials via e-mail. If you do so, when the company distributes stockholder materials going forward, you will receive an e-mail directing you to these materials online. You will also be able to submit your proxy online.

By registering to receive stockholder materials via e-mail, you will receive information more quickly and in a more convenient form than through regular mail. In addition, sending the documents electronically helps Time Warner reduce printing and postage expenses and helps protect the environment.

For more information or to sign up for electronic delivery, please visit our Website at www.timewarner.com/investors.


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Caution Concerning Forward-Looking Statements
This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors and other factors affecting the operation of the businesses of Time Warner. More detailed information about these factors may be found in filings by Time Warner with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Time Warner is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Trademark Information

Published 2013.



TimeWarner
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